UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Consolidated financial statements

Year ended December 31, 2014

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

The segment information and the accompanying notes are an integral part of the consolidated financial statements.

  Consolidated income statement

(in millions of euros, except for per share data)	Note	2014	2013	2012
Revenues	3.1	39,445	40,981	43,515
External purchases	4.1	(17,251)	(17,965)	(19,100)
Other operating income	3.2	674	687	900
Other operating expense	4.2	(856)	(508)	(721)
Labour expenses	5.1	(9,066)	(9,019)	(10,363)
Operating taxes and levies	8.1	(1,795)	(1,717)	(1,857)
Gains (losses) on disposal	2	430	119	158
Restructuring costs and similar items	4.3	(469)	(343)	(37)
Depreciation and amortization	7.1	(6,038)	(6,052)	(6,329)
Impairment of goodwill	6.1	(229)	(512)	(1,732)
Impairment of fixed assets	7.2	(59)	(124)	(109)
Share of profits (losses) of associates and joint ventures (1)	9	(215)	(214)	(145)
Operating income (1)		4,571	5,333	4,180
Cost of gross financial debt	10.1	(1,653)	(1,746)	(1,769)
Gains (losses) on assets contributing to net financial debt	10.1	62	59	101
Foreign exchange gains (losses)	10.1	22	(18)	(28)
Other net financial expenses	10.1	(69)	(45)	(32)
Finance costs, net		(1,638)	(1,750)	(1,728)
Income tax	12.1	(1,573)	(1,405)	(1,231)
Consolidated net income after tax of continuing operations (1)		1,360	2,178	1,221
Consolidated net income after tax of discontinued operations (EE) (1)	2.2	(135)	(45)	(117)
Consolidated net income after tax		1,225	2,133	1,104
Net income attributable to owners of the parent		925	1,873	820
Non-controlling interests		300	260	284
Earnings per share (in euros) attributable to owners of the parent
Net income of continuing operations
•	basic	0.36	0.73	0.36
•	diluted	0.36	0.73	0.35
Net income of discontinued operations
•	basic	(0.05)	(0.02)	(0.05)
•	diluted	(0.05)	(0.02)	(0.04)
Net income
•	basic	0.31	0.71	0.31
•	diluted	0.31	0.71	0.31

(1) Orange’s share of EE’s net income is classified under “net income of discontinued operations’ for the reported periods of the income statement (see Note 2.2).

  Consolidated statement of comprehensive income

(in millions of euros)	Note	2014	2013	2012
Consolidated net income after tax		1,225	2,133	1,104
Actuarial gains and losses on post-employment benefits	5.2	(150)	23	(83)
Income tax relating to items that will not be reclassified	12.2	29	(4)	29
Share of other comprehensive income in associates and joint ventures that will not be reclassified	9	2	(6)	(22)
Items that will not be reclassified to profit or loss (a)		(119)	13	(76)
Assets available for sale	10.6	(26)	8	7
Cash flow hedges	10.8	(273)	(298)	(394)
Net investment hedges	10.10	(85)	41	99
Exchange differences on translating foreign operations	13.6	285	(314)	104
Income tax relating to items that may be reclassified	12.2	122	88	96
Items that may be reclassified subsequently to profit or loss (b)		23	(475)	(88)
Other comprehensive income for the year of continuing operations (a) + (b)		(96)	(462)	(164)
Share of other comprehensive income in associates and joint ventures that will not be reclassified		(29)	(26)	(20)
Exchange differences on translating foreign operations		387	(139)	160
Share of other comprehensive income in associates and joint ventures that may be reclassified		1	(11)	22
Other comprehensive income for the year of discontinued operations (EE) (c)	2.2	359	(176)	162
Other comprehensive income (a) + (b) + (c)		263	(638)	(2)
Total consolidated comprehensive income		1,488	1,495	1,102
Total comprehensive income attributable to owners of the parent		1,162	1,255	748
Total comprehensive income attributable to non-controlling interests		326	240	354

  Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2014	December 31, 2013	December 31, 2012
ASSETS
Goodwill	6.2	24,784	24,988	25,773
Other Intangible assets	7.3	11,811	11,744	11,818
Property, plant and equipment	7.4	23,314	23,157	23,662
Interests in associates and joint ventures	9	603	6,525	7,431
Non-current financial assets	10.2	4,232	1,963	1,160
Non-current derivatives assets	10.2	579	57	289
Other non-current assets	3.5	76	66	126
Deferred tax assets	12.3	2,817	3,251	3,594
Total non-current assets		68,216	71,751	73,853
Inventories	4.4	709	637	586
Trade receivables	3.3	4,612	4,360	4,635
Current financial assets	10.2	245	209	214
Current derivatives assets	10.2	48	143	11
Other current assets	3.5	677	769	670
Operating taxes and levies receivables	8.2	890	924	1,193
Current tax assets	12.3	132	110	109
Prepaid expenses	4.5	392	377	388
Cash and cash equivalent	10.2	6,758	5,916	8,321
Total current assets		14,463	13,445	16,127
Assets held for sale (1)	2	5,725	637	-
TOTAL ASSETS		88,404	85,833	89,980

EQUITY AND LIABILITIES
Share capital		10,596	10,596	10,596
Additional paid-in capital		16,790	16,790	16,790
Retained earnings (2)		2,173	(3,037)	(3,080)
Equity attributable to the owners of the parent		29,559	24,349	24,306
Non controlling interest		2,142	1,985	2,078
Total equity	13	31,701	26,334	26,384
Non-current financial liabilities	10.2	29,482	30,319	31,903
Non-current derivatives liabilities	10.2	721	1,259	778
Non-current fixed assets payable		564	349	337
Non-current employee benefits	5.2	3,239	2,924	2,989
Non-current provisions for dismantling	7.5	712	687	686
Non-current restructuring provisions	4.3	336	155	98
Other non-current liabilities	4.6	677	696	786
Deferred tax liabilities	12.3	957	954	1,102
Total non-current liabilities		36,688	37,343	38,679
Current financial liabilities	10.2	4,891	7,162	7,366
Current derivatives liabilities	10.2	169	106	81
Current fixed assets payable		1,791	1,922	2,036
Trade payables		5,775	5,618	5,661
Current employee benefits	5.2	1,984	2,009	1,948
Current provisions for dismantling	7.5	21	23	23
Current restructuring provisions	4.3	162	157	55
Other current liabilities	4.6	1,294	1,288	1,280
Operating taxes and levies payables	8.2	1,288	1,200	1,475
Current tax payables	12.3	684	592	2,794
Deferred income	3.4	1,956	1,974	2,198
Total current liabilities		20,015	22,051	24,917
Liabilities related to assets held for sale (1)	2	-	105	-
TOTAL EQUITY AND LIABILITIES		88,404	85,833	89,980

(1) EE in 2014 and Orange Dominicana in 2013.
(2) O/w subordinated notes (see Note 13.5).

  Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent						Attributable to non-controlling interests			Total Equity
		Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total

Balance at January 1, 2012		2,648,885,383	10,596	16,790	(676)	863	27,573	1,847	172	2,019	29,592
Consolidated comprehensive income		-	-	-	820	(72)	748	284	70	354	1,102
Share-based compensation	5.3	-	-	-	(11)	-	(11)	4	-	4	(7)
Purchase of treasury shares	13.2	-	-	-	(49)	-	(49)	-	-	-	(49)
Dividends	13.3 13.6	-	-	-	(3,632)	-	(3,632)	(579)	-	(579)	(4,211)
Changes in ownership interests with no gain / loss of control	2- 13.6	-	-	-	(281)	-	(281)	284	-	284	3
Other movements		-	-	-	(42)	-	(42)	(4)	-	(4)	(46)
Balance at December 31, 2012		2,648,885,383	10,596	16,790	(3,871)	791	24,306	1,836	242	2,078	26,384
Consolidated comprehensive income		-	-	-	1,873	(618)	1,255	260	(20)	240	1,495

Share-based compensation	5.3	-	-	-	2	-	2	4	-	4	6
Purchase of treasury shares	13.2	-	-	-	(25)	-	(25)	-	-	-	(25)
Dividends	13.3 13.6	-	-	-	(1,314)	-	(1,314)	(359)	-	(359)	(1,673)
Changes in ownership interests with no gain / loss of control	2	-	-	-	2	-	2	4	-	4	6
Other movements		-	-	-	123	-	123	18	-	18	141

Balance at December 31, 2013		2,648,885,383	10,596	16,790	(3,210)	173	24,349	1,763	222	1,985	26,334

Consolidated comprehensive income		-	-	-	925	237	1,162	300	26	326	1,488
Share-based compensation	5.3	-	-	-	170	-	170	3	-	3	173
Purchase of treasury shares	13.2	-	-	-	109	-	109	-	-	-	109
Dividends	13.3 13.6	-	-	-	(1,846)	-	(1,846)	(294)	-	(294)	(2,140)
Subordinated notes	13.4	-	-	-	5,749	-	5,749	-	-	-	5,749
Changes in ownership interest with no gain / loss of control	2	-	-	-	(59)	-	(59)	44	-	44	(15)
Changes in ownership interets with gain / loss of control	2	-	-	-	(64)	-	(64)	72	-	72	8
Other movements		-	-	-	(11)	-	(11)	6	-	6	(5)
Balance at December 31, 2014		2,648,885,383	10,596	16,790	1,763	410	29,559	1,894	248	2,142	31,701

  Analysis of changes in shareholders' equity related to components of the other comprehensive income

  Variation

  Variation

  Variation

	Attributable to owners of the parent							Attributable to non-controlling interests
	Assets available for sale	Hedging instruments	Transla-tion adjust-ment	Actuarial gains and losses	Defer-red taxes	Other compo-nents of compre-hensive income of associates and joint ventures (1)	Total	Hedging instruments	Transla-tion adjust-ment	Actuarial gains and losses	Defer-red taxes	Total	Total other compre-hensive income
Balance at January 1, 2012	32	422	752	(311)	(47)	15	863	-	189	(25)	8	172	1,035
7	(292)	189	(82)	125	(19)	(72)	(3)	75	(1)	(1)	70	(2)
Balance at December 31, 2012	39	130	941	(393)	78	(4)	791	(3)	264	(26)	7	242	1,033
8	(257)	(429)	19	83	(42)	(618)	(0)	(24)	4	(0)	(20)	(638)
Balance at December 31, 2013	47	(127)	512	(374)	161	(46)	173	(3)	240	(22)	7	222	395
(26)	(360)	640	(142)	151	(26)	237	2	32	(8)	(0)	26	263
Balance at December 31, 2014	21	(487)	1,152	(516)	312	(72)	410	(1)	272	(30)	7	248	658

(1) Amounts excluding translation adjustments.

  Consolidated statement of cash flows

(in millions of euros)	Note	2014	2013	2012
OPERATING ACTIVITIES
Consolidated net income		1,225	2,133	1,104
Adjustments to reconcile net income (loss) to funds generated from operations
Operating taxes and levies	8.1	1,795	1,717	1,857
Gains (losses) on disposal	2	(430)	(119)	(158)
Depreciation and amortization	7.3-7.4	6,038	6,052	6,329
Change in provisions (1)	3-4-5-7	340	82	743
Impairment of goodwill	6.2	229	512	1,732
Impairment of non-current assets	7.2	59	124	109
Share of profits (losses) of associates and joint ventures	9	215	214	145
Net income after tax of discontinued operations (EE)		135	45	117
Operational net foreign exchange and derivatives		1	5	52
Finance costs, net	10.1	1,638	1,750	1,728
Income tax	12.1	1,573	1,405	1,231
Share-based compensation	5.1	78	8	(5)
Changes in working capital requirements
Decrease (increase) in inventories, gross		(73)	(81)	53
Decrease (increase) in trade receivables, gross		(196)	118	331
Increase (decrease) in trade payables		140	51	(244)
Payment of DPTG litigation		-	-	(550)
Changes in other assets and liabilities (2)		(107)	(198)	(210)
Other net cash out
Operating taxes and levies paid	8.2	(1,737)	(1,706)	(1,833)
Dividends received other than from EE		25	50	43
Dividends received from EE		336	270	450
Interest paid and interest rates effects on derivatives, net		(1,724)	(1,886)	(1,863)
Income tax paid	12.3	(758)	(1,141)	(1,145)
Tax litigation related to fiscal year 2005	12.3	-	(2,146)	-
Net cash provided by operating activities (a)		8,802	7,259	10,016
o/w discontinued operations (EE)		468	414	602
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (3)	7.3-7.4	(6,111)	(6,117)	(6,763)
Increase (decrease) in fixed assets payables		98	22	(229)
Proceeds from sales of property, plant and equipment and intangible assets	7	74	98	148
Cash paid for investment securities, net of cash acquired	2	(44)	(69)	(49)
Investments in associates and joint ventures, net of cash acquired	2	(4)	(2)	(45)
Purchases of equity securities measured at fair value	2	(7)	(18)	(24)
Proceeds from sales of Orange Dominicana, net of cash transferred	2.2	771	-	-
Proceeds from sales of Orange Suisse, net of cash transferred	2.2	-	-	1,386
Other proceeds from sales of investment securities, net of cash transferred	2.2	305	76	24
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		(33)	(39)	591
Purchase of monetary financial securities in connection with the offer on Jazztel (4)	2.2	(1,400)	-	-
Redemption of loan granted to EE		-	-	222
Other		(1)	5	29
Net cash used in investing activities (b)		(6,352)	(6,044)	(4,710)
o/w discontinued operations (EE)		-	-	228

(in millions of euros)	Note	2014	2013	2012
FINANCING ACTIVITIES
Long-term debt issuances	10.4-10.5	1,460	3,209	2,769
Long-term debt redemptions and repayments	10.4-10.5	(5,101)	(4,001)	(3,139)
Increase (decrease) of bank overdrafts and short-term borrowings	10	(892)	(151)	1,001
Decrease (increase) of deposits and other debt-linked financial assets	10	602	(751)	(178)
Exchange rates effects on derivatives, net		91	(135)	271
Subordinated notes issuance, net of premium and fees	13.5	5,715	-	-
Proceeds (purchases) from treasury shares	13.2	55	(24)	(94)
Proceeds from treasury shares - Employee shareholding plan (Cap'Orange)	5.3	70	-	-
Purchase of ownership interests in Egypt with no gain of control	2.2	-	-	(1,489)
Others changes in ownership interests with no gain / loss of control		(14)	(11)	-
Capital increase (decrease) - owners of the parent company		-	-	-
Capital increase (decrease) - non-controlling interests		-	-	2
Dividends paid to owners of the parent company	13.3	(1,846)	(1,314)	(3,632)
Dividends paid to non-controlling interests	13.6	(294)	(359)	(583)
Net cash used in financing activities (c)		(154)	(3,537)	(5,072)
o/w discontinued operations (EE)		2	(195)	280
Net change in cash and cash equivalents (a) + (b) + (c)		2,296	(2,322)	234

NET CHANGE IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents - opening balance		5,934	8,321	8,061
o/w cash and cash equivalents		5,916	8,321	8,044
o/w discontinued operations		18	-	17
Cash change in cash and cash equivalents		2,296	(2,322)	234
Non-cash change in cash and cash equivalents		(1,472)	(65)	26
Pledged monetary financial securities in connection with the offer on Jazztel (4)	2.2	(1,501)	-	-
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		29	(65)	26
Cash and cash equivalents - closing balance		6,758	5,934	8,321
o/w cash and cash equivalents		6,758	5,916	8,321
o/w discontinued operations	2.2	-	18	-

(1) Mainly including provision for depreciation of trade receivables (Note 3.3), depreciation of inventories (Note 4.4), provision for restructuring (Note 4.3), provision for litigations (Note 4.6), provision for employee benefits (Note 5) and provision for dismantling (Note 7.5).

(2) Excluding operating tax receivables and payables.

(3) Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 87 million euros (95 million euros at December 31, 2013 and 47 million euros at December 31, 2012) have no impact on the statement of cash flows at the time of acquisition.

(4) In connection with the offer on Jazztel, the Group pledged monetary financial securities for 2.9 billion euros (Note 2.2), of which 1.4 billion euros for negotiable debt securities and 1.5 billion euros for UCITS respectively disclosed initially in non-current financial assets and in cash and cash equivalents. This operation does not impact the statement of cash flows: the transfer of UCITS into non-current financial assets is disclosed within non cash change in cash and cash equivalents for 1.5 billion euros.

Segment information

  Consolidated income statement for the year ended December 31, 2014

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	19,304	3,876	2,918	7,374
• external	18,536	3,842	2,883	6,991
• inter-segments	768	34	35	383
External purchases	(7,396)	(2,516)	(1,461)	(3,806)
Other operating income	978	96	75	116
Other operating expenses	(557)	(147)	(95)	(231)
Labor expenses	(4,765)	(205)	(448)	(734)
Operating taxes and levies	(977)	(146)	(79)	(422)
Gains (losses) on disposal	-	-	82	246
Restructuring costs and similar items	(77)	-	2	(24)
Reported EBITDA	6,510	958	994	2,519
Depreciation and amortization	(2,632)	(584)	(731)	(1,315)
Impairment of goodwill	-	-	-	(229)
Impairment of fixed assets	(6)	-	(4)	(46)
Share of profits (losses) of associates and joint ventures	(2)	-	-	(196)
Operating income	3,870	374	259	733
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations (EE)
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,799	585	418	1,222
• telecommunications licenses	-	2	90	383
• financed through finance leases	-	1	6	1
TOTAL INVESTMENTS (3)	2,799	588	514	1,606

(1) Including revenues of 4,362 million euros in France, 28 million euros in Spain, 15 million euros in Poland and 1,894 million euros in other countries.

Including tangible and intangible assets of 245 million euros in France and 113 million euros in other countries.

(2) Including revenues of 1,688 million euros in France and 126 million euros in other countries.

Including tangible and intangible assets of 309 million euros in France and 24 million euros in other countries.

(3) Including 1,905 million euros for other intangible assets and 4,293 million euros for other tangible assets.
(4) EE is presented as discontinued operation (see Note 2.2).

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%) (4)
6,299	1,814	(2,140)	39,445	7,847
5,935	1,258	-	39,445	7,847
364	556	(2,140)	-	-
(3,645)	(2,994)	4,567	(17,251)	(5,180)
144	2,520	(3,255)	674	40
(158)	(496)	828	(856)	(252)
(1,610)	(1,304)	-	(9,066)	(536)
(92)	(79)	-	(1,795)	(117)
22	80	-	430	3
(50)	(320)	-	(469)	(528)
910	(779)	-	11,112	1,277
(343)	(433)	-	(6,038)	(1,465)
-	-	-	(229)	-
-	(3)	-	(59)	-
(15)	(2)	-	(215)	(7)
552	(1,217)	-	4,571	(195)
			(1,638)	(121)
			(1,573)	46
			1,360	-
			(135) (4)	(270)
			1,225	(270)

325	287	-	5,636	723
-	-	-	475	-
33	46	-	87	10
358	333	-	6,198	733

  Consolidated income statement for the year ended December 31, 2013

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	20,018	4,052	3,079	7,792
• external	19,192	4,015	3,042	7,400
• inter-operating segments	826	37	37	392
External purchases	(7,487)	(2,619)	(1,534)	(4,101)
Other operating income	994	122	76	134
Other operating expense	(668)	(151)	(102)	(294)
Labor expenses	(4,868)	(218)	(464)	(747)
Operating taxes and levies	(1,009)	(148)	(77)	(321)
Gain (losses) on disposal of businesses and assets	-	-	4	68
Restructuring costs and similar items	(220)	-	(45)	(20)
Reported EBITDA	6,760	1,038	937	2,511
Depreciation and amortization	(2,534)	(578)	(734)	(1,371)
Impairment of goodwill	-	-	-	(497)
Impairment of fixed assets	(24)	-	(2)	(96)
Share of profits (losses) of associates and joint ventures	(1)	-	-	(196)
Operating income	4,201	460	201	351
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations (EE)
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,833	562	457	1,163
• telecommunications licenses	28	22	63	373
• financed through finance leases	-	4	-	6
TOTAL INVESTMENTS (3)	2,861	588	520	1,542

(1) Including revenues of 4,556 million euros in France, 30 million euros in Spain, 14 million euros in Poland and 1,913 million euros in other countries.

Including tangible and intangible assets of 239 million euros in France and 104 million euros in other countries.

(2) Including revenues of 1,572 million euros in France and 130 million euros in other countries.

Including tangible and intangible assets of 337 million euros in France and 21 million euros in other countries.

(3) Including 1,942 million euros for other intangible assets and 4,270 million euros for other tangible assets.
(4) EE is presented as discontinued operation (see Note 2.2).

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%) (4)
6,513	1,702	(2,175)	40,981	7,632
6,118	1,214	-	40,981	7,632
395	488	(2,175)	-	-
(3,787)	(3,230)	4,793	(17,965)	(5,126)
140	2,769	(3,548)	687	39
(171)	(52)	930	(508)	(262)
(1,577)	(1,145)	-	(9,019)	(540)
(92)	(70)	-	(1,717)	(134)
3	44	-	119	33
(25)	(33)	-	(343)	(96)
1,004	(15)	-	12,235	1,546
(352)	(483)	-	(6,052)	(1,539)
-	(15)	-	(512)	-
-	(2)	-	(124)	-
(10)	(7)	-	(214)	(8)
642	(522)	-	5,333	(1)
			(1,750)	(117)
			(1,405)	28
			2,178	-
			(45) (4)	(90)
			2,133	(90)

311	305	-	5,631	686
-	-	-	486	731
32	53	-	95	-
343	358	-	6,212	1,417

  Consolidated income statement for the year ended December 31, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	21,431	4,027	3,381	8,281
• external	20,545	3,983	3,345	7,924
• inter-operating segments	886	44	36	357
External purchases	(8,178)	(2,654)	(1,662)	(4,337)
Other operating income	1,039	73	115	140
Other operating expense	(603)	(165)	(124)	(238)
Labor expenses	(5,850)	(195)	(486)	(764)
Operating taxes and levies	(1,060)	(135)	(74)	(281)
Gain (losses) on disposal of businesses and assets	(1)	-	4	95
Restructuring costs and similar items	(15)	-	2	(3)
Reported EBITDA	6,763	951	1,156	2,893
Depreciation and amortization	(2,431)	(774)	(769)	(1,515)
Impairment of goodwill	-	-	(889)	(839)
Impairment of fixed assets	(26)	(8)	(4)	(62)
Share of profits (losses) of associates and joint ventures	-	-	1	(145)
Operating income	4,306	169	(505)	332
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations (EE)
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,712	473	558	1,308
• telecommunications licenses	902	1	-	42
• financed through finance leases	-	8	-	3
TOTAL INVESTMENTS (3)	3,614	482	558	1,353

(1) Including revenues of 4,901 million euros in France, 32 million euros in Spain, 15 million euros in Poland and 2 053 million euros in other countries.

Including tangible and intangible assets of 242 million euros in France and 119 million euros in other countries.

(2) Including revenues of 1,471 million euros in France and 152 million euros in other countries.

Including tangible and intangible assets of 421 million euros in France and 21 million euros in other countries.

(3) Including 2,472 million euros for other intangible assets and 4,338 million euros for other tangible assets.
(4) EE is presented as discontinued operation (see Note 2.2).

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%) (4)
7,001	1,623	(2,229)	43,515	8,207
6,578	1,140	-	43,515	8,207
423	483	(2,229)	-	-
(4,044)	(3,203)	4,978	(19,100)	(5,690)
161	3,098	(3,726)	900	47
(172)	(396)	977	(721)	(361)
(1,674)	(1,394)	-	(10,363)	(570)
(120)	(187)	-	(1,857)	(156)
(1)	61	-	158	(1)
(17)	(4)	-	(37)	(138)
1,134	(402)	-	12,495	1,338
(363)	(477)	-	(6,329)	(1,545)
(4)	-	-	(1,732)	-
(7)	(2)	-	(109)	-
3	(4)	-	(145)	-
763	(885)	-	4,180	(207)
			(1,728)	(99)
			(1,231)	72
			1,221	-
			(117) (4)	(235)
			1,104	(235)

352	415	-	5,818	751
-	-	-	945	-
9	27	-	47	(4)
361	442	-	6,810	747

  Consolidated statement of financial position for year ended December 31, 2014

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,382	4,723	767	3,382
Other intangible assets	3,560	1,219	753	2,230
Property, plant and equipment	11,696	1,820	2,740	4,749
Interests in associates and joint ventures	1	1	-	523
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	4	-	1	7
Total non-current assets	30,643	7,763	4,261	10,891
Inventories	385	63	47	141
Trade receivables	1,534	866	354	1,035
Prepaid expenses	75	35	17	69
Current assets included in the calculation of net financial debt	-	-	-	-
Other	726	8	35	286
Total current assets	2,720	972	453	1,531
Assets held for sale (4)	-	-	-	-
TOTAL ASSETS	33,363	8,735	4,714	12,422
Equity	-	-	-	-
Fixed assets payables	123	-	202	239
Non-current employee benefits	2,074	-	82	87
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	820	141	71	132
Total non-current liabilities	3,017	141	355	458
Fixed assets payables	672	282	167	542
Trade payables	2,411	815	303	1,195
Current employee benefits	1,144	27	42	127
Deferred income	1,189	75	105	309
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	785	64	214	632
Total current liabilities	6,201	1,263	831	2,805
Liabilities related to assets held for sale (4)	-	-	-	-
TOTAL EQUITY AND LIABILITIES	9,218	1,404	1,186	3,263

(1) Some trade receivables generated by the Enterprise segment (approximately 264 million euros) are included in the France segment, which is responsible for their collection.

Including tangible and intangible assets of 525 million euros in France and 251 million euros in other countries.

(2) Including tangible and intangible assets of 2,368 million euros in France and 80 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.
(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders' equity (see Note 18.1).
(4) Relating to EE (see Note 2.2).

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%)
447	83	-	24,784	7,314
309	3,740	-	11,811	5,360
467	1,842	-	23,314	2,893
72	6	-	603	3
-	-	1,201	1,201	-
9	-	6,482	6,503	324
1,304	5,671	7,683	68,216	15,894
25	48	-	709	98
665	794	(636)	4,612	979
118	85	(7)	392	250
-	-	7,010	7,010	531
137	156	392	1,740	36
945	1,083	6,759	14,463	1,894
-	5,725	-	5,725	-
2,249	12,479	14,442	88,404	17,788
-	-	31,701	31,701	11,450
-	-	-	564	23
290	706	-	3,239	208
-	-	30,203	30,203	2,705
30	308	1,180	2,682	357
320	1,014	31,383	36,688	3,293
43	87	(2)	1,791	394
603	1,084	(636)	5,775	1,968
338	306	-	1,984	86
188	98	(8)	1,956	306
-	-	5,060	5,060	57
198	660	896	3,449	234
1,370	2,235	5,310	20,015	3,045
-	-	-	-	-
1,690	3,249	68,394	88,404	17,788

  Consolidated statement of financial position for year ended December 31, 2013

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,382	4,723	789	3,583
Other intangible assets	3,694	1,301	743	1,945
Property, plant and equipment	11,398	1,733	3,080	4,551
Interests in associates and joint ventures	2	2	-	561
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	4	-	-	-
Total non current assets	30,480	7,759	4,612	10,640
Inventories	311	62	48	143
Trade receivables	1,617	590	296	1,042
Prepaid expenses	64	38	21	59
Current assets included in the calculation of net financial debt	-	-	-	-
Other	674	39	20	364
Total current assets	2,666	729	385	1,608
Assets held for sale (4)	-	-	-	637
TOTAL ASSETS	33,146	8,488	4,997	12,885
Equity	-	-	-	-
Fixed assets payables	111	2	222	14
Non-current employee benefits	1,953	-	72	76
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	880	158	75	131
Total non-current liabilities	2,944	160	369	221
Fixed assets payables	779	314	178	533
Trade payables	2,438	754	291	1,114
Current employee benefits	1,150	45	47	125
Deferred income	1,226	80	109	302
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	786	76	266	621
Total current liabilities	6,379	1,269	891	2,695
Liabilities related to assets held for sale (4)	-	-	-	105
TOTAL EQUITY AND LIABILITIES	9,323	1,429	1,260	3,021

(1) Some trade receivables generated by the Enterprise segment (approximately 228 million euros) are presented in the France segment, which is responsible for their collection.

Including tangible and intangible assets of 518 million euros in France and 248 million euros in other countries.

(2) Including tangible and intangible assets of 2,491 million euros in France and 67 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.
(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders' equity (see Note 18.1).
(4) Relating to Orange Dominicana (see Note 2.2).

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%)
428	83	-	24,988	6,828
318	3,743	-	11,744	5,640
447	1,948	-	23,157	2,774
114	5,846	-	6,525	5
-	-	1,203	1,203	58
9	-	4,121	4,134	210
1,316	11,620	5,324	71,751	15,515
26	47		637	102
657	863	(705)	4,360	916
107	103	(15)	377	453
-	-	6,230	6,230	507
138	209	397	1,841	27
928	1,222	5,907	13,445	2,005
-	-	-	637
2,244	12,842	11,231	85,833	17,520
-	-	26,334	26,334	11,674
-	-	-	349	22
225	598	-	2,924	145
-	-	31,578	31,578	2,615
19	49	1,180	2,492	352
244	647	32,758	37,343	3,134
38	82	(2)	1,922	209
591	1,134	(704)	5,618	1,816
323	319	-	2,009	66
172	100	(15)	1,974	275
-	-	7,268	7,268	55
189	487	835	3,260	291
1,313	2,122	7,382	22,051	2,712
-	-	-	105	-
1,557	2,769	66,474	85,833	17,520

  Consolidated statement of financial position for year ended December 31, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,347	4,723	802	4,405
Other intangible assets	3,740	1,292	720	2,001
Property, plant and equipment	11,023	1,683	3,417	5,041
Interests in associates and joint ventures	4	2	5	794
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	4	-	-	55
Total non current assets	30,118	7,700	4,944	12,296
Inventories	242	75	48	148
Trade receivables	1,924	428	345	1,151
Prepaid expenses	73	37	17	61
Current assets included in the calculation of net financial debt	-	-	-	-
Other	994	26	27	387
Total current assets	3,233	566	437	1,747
TOTAL ASSETS	33,351	8,266	5,381	14,043
Equity	-	-	-	-
Fixed assets payables	134	5	185	13
Non-current employee benefits	2,017	6	93	76
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	823	171	67	124
Total non-current liabilities	2,974	182	345	213
Fixed assets payables	669	274	240	697
Trade payables	2,506	713	305	1,207
Current employee benefits	1,114	28	50	133
Deferred income	1,372	92	133	321
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	986	69	273	605
Total current liabilities	6,647	1,176	1,001	2,963
TOTAL LIABILITIES	9,621	1,358	1,346	3,176

(1) Some trade receivables generated by the Enterprise segment (approximately 232 million euros) are included in the France segment, which is responsible for their collection.

Including tangible and intangible assets of 530 million euros in France and 277 million euros in other countries.

(2) Including tangible and intangible assets of 2,558 million euros in France and 65 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.
(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders' equity (see Note 18.1).

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%)
425	71	-	25,773	6,975
327	3,738	-	11,818	5,626
480	2,018	-	23,662	2,911
123	6,503	-	7,431	20
-	-	661	661	30
9	1	4,439	4,508	340
1,364	12,331	5,100	73,853	15,902
30	43	-	586	156
743	575	(531)	4,635	956
119	102	(21)	388	464
-	-	8,467	8,467	1,037
140	283	194	2,051	17
1,032	1,003	8,109	16,127	2,630
2,396	13,334	13,209	89,980	18,532
-	-	26,384	26,384	12,657
-	-	-	337
228	569	-	2,989	75
-	-	32,681	32,681	2,598
8	143	1,336	2,672	500
236	712	34,017	38,679	3,173
51	106	(1)	2,036	250
577	884	(531)	5,661	1,770
329	294	-	1,948	53
201	100	(21)	2,198	291
-	-	7,447	7,447	41
216	686	2,792	5,627	297
1,374	2,070	9,686	24,917	2,702
1,610	2,782	70,087	89,980	18,532

Notes to the consolidaed financial statements

NOTE 1 Description of business and basis of preparation of the consolidated financial statements

1.1 Description of business

Orange (hereafter called “the Group”) provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, mainly in Europe, Africa and the Middle East.

Telecommunications operator activities are regulated and dependent upon the granting of licenses.

1.2 Basis of preparation of the 2014 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting on February 16, 2015 and will be submitted for approval at the Shareholders’ Meeting on May 27, 2015.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2014 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/index_en.htm). Comparative figures are presented for 2013 and 2012 using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of IAS 39 together with the standards and interpretations currently being endorsed, that have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the 2014 financial year are based on:

  the following new standards and interpretations in 2014, considering that on January 1, 2013 the Group earlier applied IAS 28 (revised 2011) – Investments in Associates and Joint Ventures, IFRS 10 – Consolidated Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interests in Other Entities and IFRS 13 – Fair Value Measurement:

Standard/ Interpretation	Consequences for the Group
IFRIC 21 Levies

Because the Group is listed in the United States, it applied IFRIC 21 from January 1, 2014, i.e. earlier than the compulsory application date within the European Union.

This interpretation:

  defines the obligating event that gives rise to a liability to pay a levy (as the activity that triggers the payment of the levy), as identified by the relevant legislation, and refers to other standards to determine whether the recognized liability gives rise to an asset or an expense.

Due to some diversity in applying IFRIC 21 to levies based on assets required for the production of services, the Group submitted this issue to the IFRS Interpretations Committee (IFRS IC). The Group is mainly affected by the flat-rate tax on network businesses (IFER in France) and miscellaneous levies on the equipment or property tax telecommunications networks. Two accounting views could be considered. According to:

  one view: the levies should be expensed when accrued for in accordance with IFRIC 21 since they would be administrative costs,

  another view (the one applied by the Group): these levies are part of the production cost in accordance with IAS 2 and should be incorporated into the production cost and thus into the cost of sales over a period not exceeding one year. Furthermore, this last view is consistent with the IAS 18 principle of matching costs with revenues.

The IFRS IC has not ruled on this matter at this stage which does not affect the annual results but could affect the interim results.

In addition, the application of this interpretation has no material effect on the consolidated equity.

  the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 38	Intangible Assets	Measurement at amortized historical cost

  the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the Group):

Standard		IFRS 1 alternative used
IFRS 2	Share-based Payment	Retrospective application of the provisions of IFRS 2 to equity-settled and cash-settled plans, including those that were implemented prior to November 7, 2002
IFRS 3	Business Combinations

  Non-application of the IFRS 3 provisions to any business combinations prior to the transition date

  Additional ownership interest purchase accounted for as goodwill for the difference between the acquisition cost and the non-controlling interests’ share in net equity, with no remeasurement of the assets acquired and liabilities assumed

IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

  Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by Orange Polska and certain items of property, plant and equipment owned by Orange SA which were remeasured at fair value at the time of the change in company status and deregulation of the telecommunications market in 1996

IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

  Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or as assets available for sale

  Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	18.1
Contribution of a business to a joint venture	18.2
Operating taxes and levies	18.8
Income taxes	18.12
Non-controlling interests change in ownership interest in a subsidiary commitments to purchase non-controlling interests	18.13

In the absence of any accounting standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

  fairly present the Group’s financial position, financial performance and cash flows;

  reflect the economic substance of transactions;

  are neutral;

  are prepared on a prudent basis; and

  are complete in all material respects.

1.3 Standards and interpretations compulsory after December 31, 2014 with no early application elected by the Group

Among these standards and interpretations, the following might affect the Group’s future consolidated financial statements:

Standard / Interpretation (application date for the Group)	Consequences for the Group
Amendment to IFRS 11 Accounting for acquisitions of interests in joint operations (January 1, 2016)

This amendment should be applied on a prospective basis.

The acquirer of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3 shall apply all of IFRS 3 accounting principles for business combinations accounting.

This amendment could potentially affect the accounting for future network sharing arrangements between telecommunications operators.

IFRS 15 Revenue from Contracts with Customers (January 1, 2017)

This standard should be applied on a retrospective basis.

This standard should mainly affect the Group recognition revenue with respect to:

  long-term services contracts;

  multiple element arrangements: the total revenue will not change but the allocation of the revenue between the communication and handset component will change and therefore the timing of the revenue recognition will be accelerated (no contingent revenue cap);

  subscriber acquisition and retention cost: the portion of these costs relating to incremental costs to acquire a contract (i.e. payment to distributors directly attributable to contract acquisition, excluding subsidies) will be eligible for deferral.

For the record, the accounting principles currently applied by the Group are disclosed in Notes 18.3 and 18.4 attached to the Group consolidated financial statements as of December 31, 2014.

1.4 Use of estimates and judgment

In preparing the Group’s consolidated financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. The management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2014 may be changed subsequently.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

The underlying assumptions used for significant estimates are explained in Note 18 and in the following notes to the financial statements:

Estimate		Nature of estimate and/or judgment
Note 2	Control Changes in scope of consolidation

Requiring judgment in certain circumstances and continuous control assessment which can affect the perimeter of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Identifying intangible assets acquired through business combinations and selection of key measurement methods and assumptions

Allocating goodwill to Cash-Generating Unit (CGU)

Remeasuring at fair value the previously held equity interest due to a step-acquisition or loss of control with residual equity interest

Note 3	Revenue

Identifying separable components of a bundled offer based on the individual component’s relative fair value

Period of straight-line recognition of revenue relating to invoiced service access fees depending on the nature of product and historical contractual relationship

Reporting revenue on a net versus gross basis (depending on an analysis of the Group’s involvement as either principal or agent)

Note 4	Purchases and other expenses	Provision for claims and litigations: assumptions underlying legal assessment and risk measurement Onerous supplier contracts: trigger event and underlying measurement assumptions
Note 5	Employee benefits	Discount rate, inflation rate, salary increases, mortality table Participation rate of seniors to the specific plans (particularly the French part-time for seniors plan)
Note 6	Goodwill

Level of grouping of CGUs for goodwill impairment testing

Key assumptions used to determine recoverable amounts: value in use (discount rate, perpetual growth rate, expected cash flows), market value (revenue and EBITDA multiples for comparable companies or transactions, cash flows)

Assessing the economic and financial environment of the countries in which the Group operates

Note 7	Property, plant and equipment, intangible assets other than goodwill

Assessing assets’ useful life based on assessment of the technological, legal or economic environments

Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Qualifying network, sites or equipment sharing among operators as joint operations

TowerCos arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 10 and 13	Financial assets and liabilities, net finance costs

Distinguishing equity and debt: assessing specific contractual clauses, notably the remuneration revision clauses when assessing the absence of obligation to deliver cash (perpetual subordinated notes, perpetual bonds redeemable for shares)

Note 11	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, non-performance risk assessment, unit of account relating to investments accounted for under the equity method
Note 12	Income tax	Assumptions used for recognition of deferred tax assets arising from the carryforward of unused tax losses Assessing technical merits of the tax legislation positions

Of the items listed above, the key sources of variability of the Group’s net income due to these accounting judgments, assumptions and uncertainties are related to the following (without ranking in order of importance, which is not possible given the inherent uncertainty of the information):

Topic		Key sources of variability of the Group’s net income
Notes 4, 8, 12 and 15	Risk of resources outflow linked to claims and litigation and to tax legislation	Assessing and measuring technical merits of the interpretations and legislative positions
Note 6.3, 6.4, 7.2, 7.3 and 9	Measurement of the recoverable values for the impairment tests (goodwill, tangible and intangible assets, investments accounted for under the equity method)	Sensitivity to discount rates, perpetual growth rates, financial parameters and business plans’ assumptions
Note 5.2	Employee benefits	Sensitivity to discount rates and participation rate of seniors to the specific plans
Note 11	Financial market risks

Sensitivity of net finance costs to market interest and exchange rates (Note 11.1)

Sensitivity of assets and liabilities to foreign exchange exposure (Note 11.2)

Sensitivity of cash deposits to changes in market interest and exchange rates (Note 11.5)

NOTE 2 Gains and losses on disposal and main changes in scope of consolidation

2.1 Net gain on disposal

The net gain on disposal was 430 million euros in 2014 compared to 119 and 158 million euros in 2013 and 2012 respectively. In 2014, the gain results mainly from the disposal of Orange Dominicana (280 million euros) and the sale of property assets (41 million euros). In 2013, the gain results mainly from the disposal of Orange Austria (73 million euros) and the sale of property assets (36 million euros). In 2012, the gain was mainly due to the disposal of Orange Suisse (92 million euros) and the disposal of property assets (53 million euros).

2.2 Main changes in scope of consolidation

Changes in scope of consolidation during 2014

Disposal of Orange Dominicana

Following the agreement signed on November 26, 2013 and the approval of all the regulatory authorizations, Orange sold 100% of Orange Dominicana to Altice on April 9, 2014.

Orange Dominicana's assets and liabilities were classified respectively as "assets held for sale" and "liabilities related to assets held for sale" in the statement of financial position as at December 31, 2013.

Based on an enterprise value agreed by the parties, the selling price of Orange Dominicana's shares amounts to 1.4 billion dollars, i.e. 1.02 billion euros, net of disposal costs.

The gain recorded on the Orange Dominicana disposal amounts to 280 million euros as at December 31, 2014. The Group paid a capital gain tax to the Dominican tax administration of 237 million dollars, i.e. 172 million euros. The net after tax cash-in at the end of December 2014 amounts to 771 million euros.

(in millions of euros)		December 31, 2014
Fair value of interest in Orange Dominicana		1,038
Transaction costs		(20)
Orange Dominicana net value	(a)	1,018
Book value of Orange Dominicana	(b)	570
Reclassification adjustment of other comprehensive income to net income for the period (1)	(c)	(168)
Gains on disposal	(a) - (b) + (c)	280
Income tax		(172)

(1) Related to the reclassification of the cumulative translation adjustments.

The customary contractual warranty clauses granted as part of this transaction are capped at 10% of the selling price (140 million dollars), with a global deductible of 10 million dollars. These warranties will expire in April 2015, except for tax and social issues which will expire at the end of the relevant regulatory statute of limitation, in 2018.

Loss of control of Telkom Kenya

In 2014, Orange intended to implement certain solutions allowing to respond to Telkom Kenya’s financial difficulties. During the fourth quarter, due to continuing disagreements with the government of Kenya, its co-shareholder, Orange concluded it was contractually unable to implement these solutions without the latter’s agreement. This led the Group to conclude that it had lost control over the entity.

Orange’s investment in Telkom Kenya is therefore accounted for under the equity method from December 31, 2014. This change in accounting method has no material impact on the 2014 net income and (83) million euros were reclassified from equity attributable to the non-controlling interests to equity attributable to the owners of the parent.

Transaction in progress at 2014 year-end

Jazztel acquisition

On September 15, 2014, Orange announced the launch of a friendly take-over bid for 100% of Jazztel shares, a telecom operator in Spain. The offer will enable Jazztel shareholders to receive 13 euros per share in cash. The purchase price of Jazztel’s whole capital would amount to 3.4 billion euros.

On 4 December 2014, the European Commission announced its decision to carry on its review of Orange’s takeover bid. The ruling will be known during the second quarter of 2015. The offer is also being reviewed by the Spanish stock market authority (CNMV).

The Group has pledged monetary financial securities amounting to 2.9 billion euros for the benefit of the bank which issued the legally required guarantee to secure the offer. These securities have been reported as non-current financial assets (i.e. excluded from the cash equivalents) as at December 31, 2014.

Disposal of EE

On February 5, 2015, Orange and Deutsche Telekom, which respectively own 50% of EE, signed agreements with BT Group plc (BT) to sell 100% of their shares in EE. The parties agreed on an enterprise value of 12.5 billion pound sterlings (circa 16.7 billion euros).

As a result of this transaction, Orange will receive approximately 3.4 billion pound sterlings (circa 4.6 billion euros) in cash and a 4% stake in the combined BT-EE entity, following the issuance of new BT shares. This amount will be subject to adjustments relating to EE’s net debt, working capital and capital expenditures at the closing date.

A cap and collar protection mechanism on the portion of the equity consideration has been agreed. Hence, any change within 4% in BT’s share price, compared to a 4.115 punds reference price per share, would imply a price adjustment of the cash consideration in order that the amount paid by BT to Orange and Deutsche Telekom remains the same as if calculated based on the above reference price.

As it is usual for this type of transactions, Orange committed to support 50% of the warranties granted to BT which are capped at 2.25 billion pound sterlings (c. 3.0 billion euros) for 100% of the shares. These warranties will expire 18 months after the closing date, except for the tax and social warranties (7 years).

The transaction’s long stop date is 18 months from February 5, 2015, i.e. until August 4, 2016.

The transaction is subject to clearance by the English competition authority, approval by the shareholders of BT and absence of any material adverse change which would affect EE and its subsidiaries or BT.

EE’s investment is reported under a separate specific line « Assets available for sale” in the statement of financial position as at December 31, 2014. Orange’s share of EE’s net income is classified under “net income of discontinued operations’ for the reported periods of the income statement.

Other than the share of net income and dividends received, the operations performed between the Group and EE are reflected as follows in Orange’s consolidated statement of financial position and income statement:

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Assets
Trade receivables	38	55	74
Other current assets	-	-	1
Liabilities
Trade payables	(7)	(11)	(18)
Advances from partners	(230)	(217)	(417)
Income statement
Revenues	26	34	44
Other operating income	104 (1)	116	146
External purchases and other operating expenses	(11)	(19)	(30)
Finance cost, net	(0)	-	1

(1) Including 48 million euros invoiced for services and 43 million euros for brand fees.

Changes in scope of consolidation during 2013

Disposal of Orange Austria

On January 3, 2013, as per the agreements of February 2, 2012 and after securing the competent regulatory and competition authorities, Mid Europa Partners completed the sale of 100% of Orange Austria to Hutchinson 3G Holdings, a subsidiary of Hutchinson Whampoa. Orange and Mid Europa Partners owned 35% and 65% of Orange Austria, respectively.

Orange sold its share in Orange Austria for 73 million euros, net of disposal costs and after price adjustment. This amount corresponds to the gain on disposal recognized in the income statement.

The divestment has ended the commitments between Orange and its partner Mid Europa Partners. Furthermore, the Group has granted usual guarantees in this type of transaction to the acquirer, Hutchison 3G Holdings.

Dailymotion takeover

On January 10, 2013, Orange purchased a 51% ownership interest in Dailymotion in accordance with the forward purchase agreement signed on July 2012 for a total amount of 61 million euros.

Following the first acquisition stake of 49% in April 2011 for a total consideration of 66 million euros, Dailymotion is now a wholly-owned subsidiary of the Group.

Goodwill has been recognized for 69 million euros, after allocating the purchase price to the assets acquired (mainly technical platform) and liabilities assumed.

Disposal of Sonaecom

Following the agreements signed on February 15, 2013 with Sonae, Orange disposed its whole stake in Sonaecom (20%) for 105 million euros, which payment was received on August 15, 2014.

This disposal has no effect on the income statement as the transfer value corresponds to the carrying amount.

Changes in scope of consolidation during 2012

Egypt

Description of the transaction

On April 11, 2012, Orange and Orascom Telecom Media and Technology Holding S.A.E. (OTMT) signed agreements amending their 2010 agreements covering the partial disposal of ECMS shares held directly and indirectly by OTMT, the evolution of the partnership between Orange and OTMT and the terms and conditions for OTMT's future exit from ECMS.

At the end of the tender offer period which was carried out from April 24 to May 23, 2012 at a price of 202.5 Egyptian pounds per share, MT Telecom SCRL, a wholly-owned subsidiary of Orange, acquired 93.92% of ECMS. The remainder of the shares is held by OTMT (which retains a 5% stake as provided for under the agreements) and the public that did not tender their shares to the offer (who retains 1.08%). In addition, the Group sold 28.75% of MT Telecom's voting rights to OTMT, which continues to be represented on the Board of Directors of ECMS.

The Group granted OTMT a put option for the 5 million ECMS shares (representing 5% of the share capital) which OTMT still owns. This option is exercisable in one-third increments each year, from 2015 to 2017, during the period from January 1 to February 28 in each of those years. The exercise price per ECMS share will accrete over time, ranging from 33.69 euros in 2015 to 37.14 euros in 2017. The exercise of this option in its entirety will automatically lead to the disposal of OTMT's 28.75 million voting rights in MT Telecom at accreting prices per voting right ranging from 1.68 euros in 2015 to 1.86 euros in 2017.

OTMT also has a put option on its voting rights in MT Telecom in the event of termination of the shareholders' agreement under the conditions provided in the agreement, as well as an exit right for all of its interests in ECMS and MT Telecom in the event that Orange transfers shares to a third party.

Furthermore, Orange has a call option covering all of OTMT's interests in ECMS, which is exercisable from 2013 to 2017 during the period from January 1 to February 28, at a price to be determined under the same conditions as those applying to the put option granted by the Group to OTMT (from 30.56 euros per share in 2013 to 37.14 euros per share in 2017). Under the 2012 agreements, Orange also has a call option on the ECMS shares held by OTMT in the event of a change of control over OTMT, at a price based on the market value of ECMS. OTMT also granted Orange a right of first refusal over any sale by OTMT of its interest in ECMS.

In accordance with the 2012 agreements, the services contract between OTMT and ECMS has been assigned to Orange in consideration for payment to OTMT of a 110 million euros compensation during the last quarter of 2012.

Accounting effects in 2012

The accounting principles pertaining to transactions with non-controlling shareholders are described in Note 18.13 of the Group's consolidated financial statements for the year ended December 31, 2014.

The 2012 agreements are considered as a transaction with non-controlling interests to be accounted for as an equity transaction.

The amount of the financial debts recognized under the terms of the 2010 agreements due to the put option granted to OTMT and the triggering of a public tender offer for the ECMS shares held by the free float (1,937 million euros at December 31, 2011) was revised as of the effective date of the 2012 agreements. The accounting principle applied by the Group is to recognize any change in the value of financial liabilities relating to the purchase commitments granted to the non-controlling interests against net financial income. Consequently, the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the free float resulted in a reduction in financial debts, with the recognition of financial income of 272 million euros in the first half of 2012, as of the date on which the 2012 agreements became effective.

The Group paid out 1,489 million euros (excluding the effects of foreign exchange hedges) for the purchase of the ECMS shares from OTMT and the free float, which was classified as cash used in financing activities in the consolidated statement of cash flows.

The Group's net debt resulting from the commitments to the ECMS shares was reduced by 228 million euros in 2012, broken down into 272 million euros in respect of the revision of the 2010 agreements and (44) million euros in respect of the periodic revision of the commitment (price and foreign exchange effect).

An outstanding financial liability of 220 million euros was recognized due to the put option held by OTMT for its remaining interests in ECMS and MT Telecom as at December 31, 2012. During the last quarter of 2012, the Group also paid the 110 million euros compensation and related stamp duties of 6 million euros which were accounted for against operating income.

Disposal of Orange Suisse

Following the approval of all the regulatory authorizations, Orange sold 100% of Orange Communication SA (Orange Suisse) to Matterhorn Mobile SA on February 29, 2012.

Based on an enterprise value of 2 billion Swiss francs, i.e 1.6 billion euros, the net cash amount received by Orange amounted to 1,482 million euros, including the acquisition-related costs (primarily mobile frequencies acquisition costs, granted in February 2012), and 1,386 million euros including the amount paid for the currency hedge settlement.

The gain recorded on the Orange Suisse disposal was 92 million euros on December 31, 2012 (after transaction costs revision and post-closing adjustment on net financial debt and working capital).

(in millions of euros)		2012
Fair value of interest in Orange Suisse		1,638
Mobile frequencies		(115)
Others transaction costs		(41)
Orange Suisse net value, excluding net debt	(a)	1,482
Orange Suisse net debt due to Orange group (1)	(b)	(413)
Book value of Orange Suisse	(c)	1,020
Reclassification adjustment of other comprehensive income in net income (2)	(d)	43
Gain on disposal	(a) + (b) - (c) + (d)	92

(1) This net debt has been reimbursed to Orange at the closing date.

(2) o/w 167 millions of euros related to the reclassification to net income of cumulative translation adjustments, (96) million euros related to the amount paid for the currency hedge settlement, (39) millions of euros related to the reclassification to net income of the actuarial losses and 11 millions of euros related to the reclassification of the income tax on those items.

As part of this transaction, the contractual commitment in case of enforcement of the standard warranty clauses is capped at 200 million Swiss francs. These warranties expired on June 30, 2013, except for tax-related warranties and warranties as to stock ownership, which will expire at the end of the regulatory statute of limitation period, in 2017.

In addition, Orange is likely to benefit from contingent additional considerations up to February, 28 2017 if, in the forthcoming years, Orange Suisse participates to a merger within the Swiss telecommunications market or is involved in a significant mobile access network sharing with its competitors. The transaction announced between NJJ Capital and Mattermhorn Mobile SA at the end of December 2014 does not trigger this earn-out.

OCS

In accordance with the partnership signed in November 2011, Canal+ Group acquired in April 2012 a 33.3% stake in OCS. This partnership includes commercial agreements for which the two groups are required to distribute OCS TV packages.

In application of the decision rendered by the French competition authority on July 23, 2012, Canal+ Group entered into a process of designation of two independent Board members, in place of its current members but will keep its stake in OCS. These injunctions have no impact on the implementation of the distribution contracts.

Telkom Kenya

In August 2012, Orange acquired the 11% stake in Telkom Kenya held by Alcazar Capital Limited.

Furthermore, in December 2012, the Group entered into an agreement with the Kenyan government on the following main terms:

  the shareholder loans of the Kenyan government and Orange, for respectively 7.1 billion Kenyan shillings (63 million euros) and 147 million euros, were converted into equity;

  Orange wrote off the balance of its shareholder loan, i.e. 299 million euros;

  the Kenyan government's stake in Telkom Kenya decreased from 49% to 30%, thereby increasing Orange's stake to 70% at December 31, 2012.

In 2012, as a result of these transactions, (241) million euros of equity attributable to non-controlling interests were reclassified to equity attributable to the owners of the parent.

NOTE 3 Sales

3.1 Revenues

(in millions of euros)	2014	2013	2012
France	19,304	20,018	21,431
Mobile services	7,675	8,348	9,305
Mobile equipement sales	601	538	559
Fixed services	10,535	10,613	11,004
Other revenues	493	519	563
Spain	3,876	4,052	4,027
Mobile services	2,447	2,843	3,092
Mobile equipement sales	489	354	167
Fixed services	933	842	749
Other revenues	7	13	19
Poland	2,918	3,079	3,381
Mobile services	1,365	1,456	1,605
Mobile equipement sales	102	35	34
Fixed services	1,319	1,443	1,576
Other revenues	132	145	166
Rest of the World	7,374	7,792	8,281
Mobile services	5,843	6,120	6,577
Mobile equipement sales	306	374	355
Fixed services	1,006	1,015	1,042
Other revenues	219	283	307
Enterprise	6,299	6,513	7,001
Voice services	1,613	1,748	1,911
Data services	2,900	3,018	3,198
IT & integration services	1,786	1,747	1,892
International Carriers & Shared Services	1,814	1,702	1,623
International Carriers	1,523	1,423	1,382
Shared Services	291	279	241
Inter-segment eliminations	(2,140)	(2,175)	(2,229)
TOTAL	39,445	40,981	43,515

Revenues (excluding Enterprise and International Carriers & Shared Services) present the following product lines:

  mobile services: including revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, machine-to-machine, roaming revenues from customers of other networks (national and international roaming), revenues from mobile virtual network operators (MVNO) and from network sharing;

  sale of mobile devices: including revenues from the sale of mobile devices include subsidized and unsubsidized sales, excluding sales of accessories;

  fixed-line services: including revenues from traditional fixed-line telephony, fixed broadband services, networks and solutions (except the France operating segment for which networks and solutions are included in the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and wholesale sales of telephone lines);

  other revenues: including revenues from the sale and rental of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Enterprise operating segment product lines correspond to the following activities:

  legacy networks comprise products and solutions provided to customers to ensure the continuity of their operations and to initiate their migration towards newer solutions;

  mature networks comprise products and solutions that have reached a certain level of maturity, such as IPVPN, broadband and very high speed broadband or broadcasting;

  growing networks comprise VoIP, image and videoconferencing ranges, and satellite access infrastructures, WiFi and fiber optics;

  services include platform services (customer relationship management, messaging, hosting, cloud computing, machine-to-machine), collaborative services and sales of equipment associated with integration services.

Revenues from the International Carriers & Shared Services operating segment cover:

  the roll-out of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers;

  shared services including support and cross-divisional functions spanning the entire Group, the operations in Content and Audience and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services fees and special case-by-case rebilling.

3.2 Other operating income

Other operating income includes late-payment interests on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, penalties and reimbursements received as well as brand fees invoiced to several unconsolidated entities.

At December 31, 2012, other operating income included in particular the payment, by Euskaltel of a 204 million euros in damages to Orange.

3.3 Trade receivables

As at December 31, 2014, Orange is committed to one trade receivables securitization program in France. As Orange retains the risks related to the securitized trade receivables, and in particular the credit risk, the conditions for derecognition are not met. Accordingly, these receivables (1,049 million euros as at December 31, 2014) and the external liabilities of the securitization vehicle (500 million euros as at December 31, 2014) remain in the statement of financial position. Orange has decided to terminate this program in February 2015.

As at December 31, 2013, Orange was committed to two other securitization programs which expired and were entirely redeemed since then.

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Trade receivables depreciated according to their age	967	914	1,000
Trade receivables depreciated according to other criteria	384	451	472
Net trade receivables past due	1,351	1,365	1,472
Not past due	3,261	2,995	3,163
Net trade receivables	4,612	4,360	4,635
o/w short-term trade receivables	4,450	4,267	4,635
o/w long-term trade receivables (1)	162	93	-

(1) Include receivables from sales of handset with payment on instalments (see Note 18.3) that are payable in more than 12 months.

The following table provides an aging balance of the net trade receivables which are past due and depreciated according to their age:

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Past due - under 180 days	696	634	734
Past due - 180 to 360 days	117	128	92
Past due - over 360 days (1)	154	152	174
Total net trade receivables past due and depreciated according to their age	967	914	1,000

(1) Mainly include receivables from government departments, local authorities and telecommunications operators.

The table below provides an analysis of the change in provision for trade receivables in the statement of financial position:

(in millions of euros)	2014	2013	2012
Allowances on trade receivables - Opening balance	(785)	(748)	(775)
Net addition with impact on income statement	(269)	(312)	(285)
Losses on trade receivables	310	270	365
Translation adjustment	83	(3)	(52)
Reclassification to assets held for sale (1)	-	8	(1)
Allowances on trade receivables - Closing balance	(661)	(785)	(748)

(1) Orange Dominicana in 2013 and Orange Suisse in 2012.

3.4 Deferred income

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Prepaid cards	309	339	370
Service access fees	670	721	757
Loyalty programs	71	91	123
Other deferred revenue (1)	868	793	909
Other deferred operating income	38	30	39
TOTAL	1,956	1,974	2,198

(1) Mainly includes subscription fees.

3.5 Other assets

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Advances and downpayments	92	87	134
Submarine cable consortiums	243	263	320
Security deposits paid	54	51	56
Other	364	434	286
Total	753	835	796
o/w other non-current assets	76	66	126
o/w other current assets	677	769	670

Other assets relating to "Submarine cable consortiums" are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 4.6).

NOTE 4 Purchases and other expenses

4.1 External purchases

(in millions of euros)	2014	2013	2012
Commercial expenses and content rights	(6,499)	(6,391)	(6,726)
o/w costs of terminals and other equipment sold	(3,840)	(3,509)	(3,594)
o/w advertising, promotional, sponsoring and rebranding costs	(840)	(952)	(1,047)
Service fees and inter-operator costs	(4,743)	(4,934)	(5,496)
Other network expenses, IT expenses	(2,830)	(2,883)	(2,922)
Other external purchases	(3,179)	(3,757)	(3,956)
o/w rental expenses	(1,157)	(1,221)	(1,240)
TOTAL	(17,251)	(17,965)	(19,100)

4.2 Other operating expense

Other operating expense mainly includes expenses related to litigations subject to provisions or direct payment. At December 31, 2014, other operating expense includes the total payment of the litigation costs according to the memorandum of understanding signed in March 2014 with Bouygues Télécom for endind several litigations and in 2012, the payment of
110 million euros to OTMT related to the transaction in Egypt (see Note 2.2).

4.3 Restructuring

(in millions of euros)	2014	2013	2012
Restructuring costs related to staff (1)	(74)	(109)	(40)
Lease property (2)	(314)	(29)	-
Distribution channels (3)	(40)	(103)	-
Contents (4)	(11)	(87)	-
Other restructuring costs	(30)	(15)	3
TOTAL	(469)	(343)	(37)

(1) Mainly departure plans announced by Orange Business Services in 2014 and Orange Polska in 2013.
(2) Essentially related to onerous contracts on leases in France.
(3) Concerns the end of the relationship with some indirect distributors in France.
(4) Onerous contracts in France.

Some restructuring costs are directly recorded as expense and are not included in the movements of provisions:

(in millions of euros)	2014	2013	2012
Restructuring provision - opening balance	312	153	402
Additions with impact on income statement	349	253	20
Reversals releases with impact on income statement	(7)	(4)	(7)
Discounting with impact on income statement	1	-	1
Utilizations without impact on income statement	(157)	(89)	(220)
Changes in consolidation scope, reclassifications and translation adjustments	-	(1)	(42)
Restructuring provision - closing balance	498	312	153
o/w non-current provisions	336	155	98
o/w current provisions	162	157	55

4.4 Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Handset inventories	511	485	508
Other products/services sold	21	21	25
Available broadcasting rights	42	43	43
Other supplies	179	134	71
Gross value	753	683	647
Depreciation	(44)	(46)	(61)
Provision	709	637	586

Handset inventories include inventories treated as consignment with distributors which are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group (76 million euros in 2014).

4.5 Prepaid expenses

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Prepaid rentals and external purchases	368	342	364
Other prepaid operating expenses	24	35	24
TOTAL	392	377	388

4.6 Other liabilities

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Provisions for litigations	491	414	487
Cable network access fees	331	377	423
Submarine cable consortium (1)	243	263	320
Security deposit received	219	219	226
Other	687	711	610
Total	1,971	1,984	2,066
o/w other non-current liabilities	677	696	786
o/w other current liabilities	1,294	1,288	1,280

(1) See Note 3.5.

(in millions of euros)	2014	2013	2012
Provisions for litigations - opening balance	414	487	994
Additions with impact on income statement	194	95	112
Reversals with impact on income statement	(19)	(100)	(23)
Discounting with impact on income statement	4	4	3
Utilizations without impact on income statement	(68)	(68)	(586)
Changes in consolidation scope, reclassifications and translation adjustments	(34)	(4)	(13)
Provisions for litigations - closing balance	491	414	487
o/w non-current provisions	61	71	119
o/w current provisions	430	343	368

Payments related to certain litigations are directly recorded in other operating expenses (see Note 4.2).

The Group's main litigations are described in Note 15.

NOTE 5 Employee benefits

5.1 Labor expenses

(in millions of euros)	Note	2014	2013	2012
Wages and employee benefit expenses		(8,797)	(8,854)	(10,173)
o/w wages and salaries		(6,184)	(6,326)	(6,404)
o/w social security charges (1)		(2,241)	(2,317)	(2,368)
o/w French part-time for seniors plans	5.2	(358)	(127)	(1,245)
o/w capitalized costs (2)		770	665	639
o/w other labor expenses (3)		(784)	(749)	(795)
Employee profit sharing		(191)	(157)	(196)
Share-based compensation	5.3	(78)	(8)	6
TOTAL		(9,066)	(9,019)	(10,363)

(1) Net of 110 million euros for competitiveness and employment tax credit for 2014 in France.
(2) Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group.
(3) Other labor expenses comprise other short-term allowances and benefits and payroll taxes.

5.2 Employee benefits

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Post-employment benefits	984	835	816
Other long-term benefits	2,567	2,384	2,442
o/w French part-time for seniors plans	2,002	1,939	2,036
Provision for employment termination benefits	1	2	1
Other employee-related payables and payroll taxes due	1,629	1,668	1,639
Provision for social risks and litigations	42	44	39
TOTAL	5,223	4,933	4,937
o/w non-current employee benefits	3,239	2,924	2,989
o/w current employee benefits	1,984	2,009	1,948

	Schedule of undiscounted future cash flows
(in millions of euros)	2015	2016	2017	2018	2019	2020 and beyond
Post-employment benefits	46	45	48	52	57	2,708
Other long-term benefits (1)	396	488	580	515	355	284
o/w French part-time for seniors plans	354	437	512	446	279	125
TOTAL	442	533	628	567	412	2,992

(1) Provisions for time saving account and long-term leave and long-term sick leave not included.

Types of post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among others:

  civil servant's pension plans in France: civil servants employed by Orange SA are covered by the government sponsored civil and military pension plans, Orange SA's obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

  retirement bonuses and other similar benefits: under the laws of some countries or contractual agreements, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end of career salary.

  benefits granted to retirees other than pensions: the Group offers retired employees certain benefits such as free telephone lines or subsidized access to collective catering.

Expense recognized under the terms of defined contribution plans amounted to 1,035 million euros in 2014, 1,072 million euros in 2013 and 1,073 million euros in 2012. These amounts include the annual contributions for civil servants employed by Orange SA.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS) of 2009 and 2012.

The "part-time for seniors plans" are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 or 5 years and who have at least 15 years' service within the Group. Eligible employees are those who will retire by 2020.

It gives employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

  a base salary amounting to 80% of a full-time employment;

  the retirement benefits of full-time employment (both the company's and the employee's contributions);

  a minimum salary.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

The number of employees, who participate in the plans or will join them, is estimated at 20,000.

Key assumptions used to calculate the amount of obligations

The valuation of the obligation is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 67% for the two plans), and the trade-offs that the beneficiaries will ultimately make between the different schemes proposed. A 5 point variation in the sign-up rate for the plan would lead to a variation of the obligation of approximately 92 million euros.

The discount rates used for the euro zone, which accounts for 88% of Orange’s pension and other long-term employee benefit obligations, are as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Higher than 10 years	2.05% to 2.35%	2.95% to 3.20%	3.00% to 3.20%
Lower than 10 years	0.20% to 1.15%(1)	0.35% to 1.90%	0.40% to 3.25%

(1) 0.20% and 0.35% rates have been used to value the obligation regarding the French part-time for senior plans.

The discount rates used for euro zone are based on corporate bonds rated AA.

A 50 basis point decline in the discount rates used for each plan would lead to a 121 million euros increase in obligations (including a 26 million euros increase for the French part-time for senior plans).

Value of pension benefit obligations and plan assets

	Post-employment benefits			Long-term benefits	2014	2013	2012
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Total benefit obligations - opening balance	504	615	86	2,384	3,589	3,621	2,139
Service cost	5	40	(6)	150	189	110	152
Net interest on the defined benefit liability	21	21	3	2	47	46	46
French part-time for senior plans (1)	-	-	-	64	64	(98)	1,090
Actuarial losses/(gains) arising from changes of assumptions	54	85	13	4	156	(23)	147
o/w arising from change in discount rate	47	95	12	5	159	(15)	117
Actuarial losses/(gains) arising from experience	2	(7)	(1)	6	0	16	5
Benefits paid	(23)	(30)	(5)	(47)	(105)	(72)	(76)
Other	(51)	(0)	(1)	8	(44)	(11)	119
Reclassification to assets held for sale	-	-	-	-	-	-	(1)
Total benefit obligations - closing balance (a)	512	724	89	2,571	3,896	3,589	3,621
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	512	3	-	4	519	505	502
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	0	721	89	2,567	3,377	3,084	3,120
Weighted average duration of the plans	15	14	15	3	6	7	8

(1) Including 358 million euros in additional obligations (99 million euros for service cost and 259 million euros for actuarial gains and losses), 20 million euros for discounting cost in financial result and (314) million euros in obligations reversals for benefits paid during the year.

Funded pension plans account for 13% of the Group’s benefit obligations.

	Post-employment benefits			Long-term benefits	2014	2013	2012
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Fair value of plan assets - opening balance	408	-	-	-	408	389	231
Net interest on the defined benefit liability	24	-	-	0	24	21	16
(Gains)/Losses arising from experience	32	-	-	(0)	32	19	24
Employer contributions	18	-	-	4	22	6	28
Benefits paid by the fund	(23)	-	-	-	(23)	(19)	(21)
Other	(118)	-	-	-	(118)	(8)	111
Reclassification to assets held for sale	-	-	-	-	-	-	(0)
Fair value of plan assets - closing balance (b)	341	-	-	4	345	408	389

The pension plan assets are primarily located in the United Kingdom (61%) and France (36%) and are broken down as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Plan assets
Equities	40,4%	35,2%	30,9%
Debt securities	50,5%	43,2%	48,2%
Money market assets	2,7%	3,3%	5,8%
Real estate	0,0%	17,0%	14,2%
Other	6,4%	1,3%	0,9%
TOTAL	100,0%	100,0%	100,0%

Employee benefits in the statement of financial position equal to benefit obligations minus fair value of plan assets:

	Post-employment benefits			Long-term benefits	2014	2013	2012
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Net unfunded status (a) - (b)	171	724	89	2,567	3,551	3,181	3,232
Asset ceiling adjustment	0	-	-	-	(0)	38	26
Other	-	-	-	-	-	-	-
Employee benefits in the statement of financial position	171	724	89	2,567	3,551	3,219	3,258
o/w current	18	23	4	396	442	365	312
o/w non-current	153	701	85	2,171	3,109	2,854	2,946

	Post-employment benefits			Long-term benefits	2014	2013	2012
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Employee benefits - opening balance	134	615	86	2,384	3,219	3,258	1,917
Net period expense	8	62	(4)	539 (1)	605	283	1,451
Employer contributions	(16)	-	-	(4)	(20)	(6)	(28)
Benefits directly paid by the employer	(2)	(30)	(5)	(362) (2)	(399)	(297)	(227)
Actuarial (gains)/losses generated during the year (3)	45	78	12	-	135	(23)	122
Other	2	(1)	(0)	10	11	4	24
Reclassification to assets held for sale	-	-	-	-	-	-	(1)
Employee benefits - closing balance	171	724	89	2,567	3,551	3,219	3,258

(1) Including 378 million euros for the Part-time for Seniors plan at December 31, 2014 (146 million euros at December 31, 2013).
(2) Including (314) million euros for the Part-time for Seniors plan.
(3) Actuarial gains and losses are recognized in components of other comprehensive income.

Total cumulative components of other comprehensive income at December 31, 2014 amounted to (546) million euros of actuarial losses.

The following table discloses the net period expense of post-employment and other long-term benefits:

	Post-employment benefits			Long-term benefits	2014	2013	2012
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Service cost	(5)	(40)	6	(150)	(189)	(110)	(152)
Net interest on the net defined benefit liability (1)	(3)	(21)	(3)	(2)	(29)	(29)	(30)
Actuarial gains/(losses)	-	-	-	(8)	(8)	1	(5)
French part-time for seniors plans	-	-	-	(378) (2)	(378)	(146)	(1,263)
Other	-	(1)	1	(1)	(1)	1	(2)
TOTAL	(8)	(62)	4	(539)	(605)	(283)	(1,451)

(1) Items included in finance income.
(2) Including (99) million euros for service cost, (20) million euros for discounting and (259) million euros for actuarial losses.

Orange plans to pay 16 million euros during 2015 for its defined benefit plans.

5.3 Share-based payment

At its meeting on March 5, 2014, the Board of Directors approved the implementation of an employee shareholding plan in order to strengthen the Group’s employee shareholding. The number of shares purchased amounts to 11.3 million, plus 4.7 million bonus shares offered, i.e. a total of 16 million shares (which represent 0.60% of Orange SA's share capital).

The shares were sold by the Group at a unit price of 9.69 euros, which represents a discount of 20% to the market reference price.

The average fair value of the benefit granted to employees and former employees of the Group is 4.49 euros per share (including the free shares), translating into an expense of 72 million euros.

The following table summarizes the stock option plans granted to Orange Group employees:

STOCK OPTION PLANS	2014		2013		2012
	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
Orange SA plan (ex-France Telecom SA 2005/2007)
Options outstanding at the beginning of the year	19,583,707	22.69	19,893,547	22.68	19,923,667	22.68
Canceled, lapsed	(172,520)	22.56	(309,840)	22.59	(30,120)	22.32
Options outstanding at the end of the year	19,411,187	22.69	19,583,707	22.69	19,893,547	22.68
Orange SA shares (ex-Wanadoo)
Options outstanding at the beginning of the year	-	-	1,231,794	16.60	2,365,123	15.28
Canceled, lapsed	-	-	(1,231,794)	16.60	(1,133,329)	13.85
Options outstanding at the end of the year	-	-	-	-	1,231,794	16.60
Orange SA shares (ex-Orange)
Options outstanding at the beginning of the year	35,382	15.33	2,829,182	16.62	5,106,260	15.64
Canceled, lapsed	(19,446)	14.24	(2,793,800)	16.64	(2,277,078)	14.43
Options outstanding at the end of the year	15,936	16.66	35,382	15.33	2,829,182	16.62
Orange Polska SA shares
Options outstanding at the beginning of the year	3,096,230	5.19 (1)	3,381,233	5.29	3,588,677	4.89
Canceled, lapsed	(69,302)	5.15 (2)	(285,003)	5.14	(207,444)	5.15
Options outstanding at the end of the year	3,026,928	5.05 (3)	3,096,230	5.19	3,381,233	5.29

(1) Exchange rate used: closing rate at December 31, 2013.
(2) Exchange rate used: average rate for the year.
(3) Exchange rate used: closing rate at December 31, 2014.

	December 31, 2014
Options exercisable at year-end	Number of unexercised and exercisable options at year-end	Weighted average residual vesting period (in months)	Exercise price range
Orange SA shares (ex-France Telecom SA 2005/2007)	19,411,187	18	€21.61 € - €23.48 €
Orange SA shares (ex-Orange)	15,936	5	€16.66
Orange Polska SA shares	3,026,928	33	€5.05

NOTE 6 Goodwill

6.1 Impairment of goodwill

(in millions of euros)	2014	2013	2012
Belgium	(229)	(408)	(76)
Egypt	-	-	(400)
Democratic Republic of the Congo	-	(89)	-
Poland	-	-	(889)
Romania	-	-	(359)
Other	-	(15)	(8)
TOTAL	(229)	(512)	(1,732)

At December 31, 2014

In accordance with the accounting principles described in Note 18.6, goodwill is tested for impairment at least annually or more frequently when there is an indication that it may be impaired. In Belgium, as of June 30, 2014, the goodwill impairment of 229 million euros reflected the impact on projected cash flows of increased tax pressure and lower revenues on the enterprises segment. The tested carrying value was brought down to the value in use of long-term assets and working capital at 100% at June 30, 2014 (1.4 billion euros).

At December 31, 2013

In Belgium, the goodwill impairment of 408 million euros reflected the impact at short and medium term of increased competitive pressure (general decline in prices of all market players), of legal reduction of contractual term commitment and of proposals by Mobistar of convergent offers still limited. The carrying value tested was brought down to the value in use of long-term assets and working capital at 100% (1.6 billion euros).

In the Democratic Republic of the Congo, the goodwill impairment of 89 million euros reflected a review of development prospects. The carrying value tested of the Democratic Republic of the Congo at 100% after impairment represents less than 0.5% of long-term assets and working capital of the Group.

At December 31, 2012

In Poland, the goodwill impairment of 889 million euros reflected the impact of increased competitive pressure expected on mobile and fixed line and a reduction in call termination rates. The carrying value tested was brought down to the value in use of long-term assets and working capital at 100% (5.3 billion euros).

In Egypt, the goodwill impairment of 400 million euros (fully attributed to the Group following the transaction described in Note 2.2) reflected the impact of political and economic conditions and of the 2012 performance (commercial recoveries and growth in customer bases, but pricing pressure and drop in tourism significantly impacting roaming revenues), coupled with an increase in the discount rate (after tax) from 13.0% to 14.0%. The carrying value tested was brought down to the value in use of long-term assets and working capital at 100% (1.9 billion euros).

In Romania, the goodwill impairment of 359 million euros primarly reflected the impact of further reductions expected in call termination rate imposed by the regulatory authority in 2012 and a limited presence in multi-play. The carrying value tested was brought down to the value in use of long-term assets and working capital at 100% (1.8 billion euros).

In Belgium, the goodwill impairment of 76 million euros reflected the impact of a new competitor, leading to a price decrease, too limited convergent offerings so far, and a reduction in the growth rate to perpetuity from 1.5% to 0.5%. The carrying value tested was brought down to the value in use of long-term assets and working capital at 100% (2.3 billion euros).

6.2 Goodwill

	December 31, 2014			December 31, 2013	December 31, 2012
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	15,395	(13)	15,382	15,382	15,347
Spain	4,837	(114)	4,723	4,723	4,723
Poland	2,819	(2,052)	767	789	802
Rest of the World:
Romania	1,806	(515)	1,291	1,291	1,291
Egypt (1)	1,281	(1,190)	91	82	94
Belgium	1,006	(713)	293	522	930
Slovakia	806	-	806	806	806
Ivory Coast	417	(42)	375	375	375
Jordan	259	(51)	208	186	193
Other	454	(136)	318	321	716
Enterprise	1,094	(647)	447	428	425
International Carriers & Shared Services	97	(14)	83	83	71
Goodwill of continuing operations	30,271	(5,487)	24,784	24,988	25,773
Goodwill of assets held for sale (2)	-	-	-	261	-

(1) As a result of the transaction made in 2012 and describe in Note 2.2, the share of goodwill of Egypt attributable to ECMS shareholders other than Orange is negligible.
(2) Orange Dominicana in 2013.

(in millions of euros)	Note	2014	2013	2012
Gross Value - opening balance		30,358	30,837	30,646
Acquisitions		16	77	0
Disposals		(67)	(1)	(1)
Translation adjustment		93	(288)	133
Reclassifications and other items (1)		(131)	(6)	66
Reclassification to assets held for sale (2)	2	2	(261)	(7)
Gross Value - closing balance		30,271	30,358	30,837
Accumulated impairment losses - opening balance		(5,370)	(5,064)	(3,306)
Impairment		(229)	(512)	(1,732)
Disposals		64	-	-
Translation adjustment		(83)	206	(26)
Reclassifications and other items (1)		131	-	-
Accumulated impairment losses - closing balance		(5,487)	(5,370)	(5,064)
Net book value of continuing operations		24,784	24,988	25,773

(1) In 2014, loss of control of Telkom Kenya (see Note 2).
(2) Orange Dominicana in 2014 and 2013 and Orange Suisse in 2012.

6.3 Key assumptions used to determine recoverable amounts

The key operational assumptions, described in Note 18.6, reflect past experience and expected trends: unforeseen changes have in the past produced a significant effect on the expectations and may continue to do so in the future. In this respect, expectations were again revised in 2014, reducing some estimated recoverable amounts.

  Discount rates and growth rates to perpetuity used to determine the values in use have been revised as follows in 2014:

    -discount rates, which may incorporate a specific premium reflecting a risk assessment for the implementation of certain business plans or country risks, generally recorded a decline; in the particular case of Egypt, a rate of 17.0% has been used for the first year, 15.0% for the following year and 13.5% beyond and for the terminal value, due to the political and economic environment;
    -growth rates to perpetuity were maintained, on the whole, as in the Group’s assessment carried out at the end of 2014, the economic environment is not expected to lead to any change in the long-term outlook of its industry; in the particular case of Egypt, the growth rate to perpetuity of 4.0% has to be assessed considering the expected long-term inflation in the country: for 2019, IMF forecasted 12.0% in October 2014.

  At December 31, 2014, the specific random factors that may affect the estimate of recoverable amounts were as follows:

    -in Europe:
      .the various potential outcomes of the financial and economic situation, particularly on consumer behavior, on demand following governments and European policy of restoring states’ balances or on market interests rates linked to the policies of central banks;
      .the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investments, or in terms of market concentration;
      .the Group’s ability to adjust costs and capital expenditures to potential changes in revenues.
    -in Middle East (Jordan, Egypt, Iraq), North Africa and other African countries (Mali, Niger, the Democratic Republic of the Congo, Central African Republic), changes in the political situation and the ensuing economic impacts.

The parameters used for the determination of recoverable amount of the main consolidated business are set forth below:

December 31, 2014	France	Spain	Poland	Enterprise	Romania	Belgium	Egypt
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.8%	1.5%	1.0%	0.3%	2.5%	0.5%	4.0%
Post-tax discount rate	6.5%	8.0%	8.8%	7.8%	10.0%	6.5%	17.0% - 13.5%
Pre-tax discount rate	9.6%	9.9%	10.2%	12.2%	11.2%	9.5%	19.2% - 15.7%
December 31, 2013
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	0.3%	2.0%	0.5%	4.0%
Post-tax discount rate	7.0%	8.5%	8.8%	8.5%	10.0%	7.0%	17.5% - 14.0%
Pre-tax discount rate	11.0%	11.2%	10.2%	13.6%	11.4%	10.0%	20.2% - 16.7%
December 31, 2012
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	0,0%	2.0%	0.5%	3.5%
Post-tax discount rate	7.5%	9.3%	9.8%	8.5%	10.8%	8.5%	14.0%
Pre-tax discount rate	11.7%	12.4%	11.3%	13.4%	12.4%	12.3%	16.7%

The Group’s listed subsidiaries are Orange Polska SA (Warsaw Stock Exchange), Mobistar (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), ECMS (Cairo Stock Exchange) and Sonatel (Abidjan Stock Exchange). The cumulated contribution of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of consolidated entities’ revenues, operating income and net income.

6.4 Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year representing a significant portion of the recoverable amount, a change of plus or minus 10% of these cash flow is presented in case sensitivity.

(in billions of euros)
December 31, 2014	France	Spain	Poland	Enterprise	Romania	Belgium	Egypt
100% margin of the recoverable amount over the carrying value tested	11.8	0.3	1.2	2.5	0.0	0.3	0.0
100% effect on the recoverable amount of a variation of:
10% in cash flow for terminal year	3.6	0.7	0.5	0.2	0.2	0.1	0.1
1% in growth rate to perpetuity	7.0	1.1	0.6	0.3	0.2	0.3	0.1
1% in post-tax discount rate	8.0	1.3	0.8	0.5	0.3	0.3	0.2

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), after purchases of property, plant and equipment and intangible assets.

The other entities not presented above each account for less than 3% of recoverable amounts for the consolidated entities.

NOTE 7 Other intangible assets and property, plant and equipment

7.1 Depreciation and amortization

In 2014, amortization of intangible assets amounted to 1,910 million euros (see Note 7.3) and depreciation of property, plant and equipment amounted to 4,128 million euros (see Note 7.4).

7.2 Impairment of fixed assets

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Kenya	(46)	(58)	(54)
Uganda	-	(34)	(15)
Other	(13)	(32)	(40)
TOTAL	(59)	(124)	(109)

Key assumptions and sources of sensitivity of recoverable amounts of other intangible assets and property, plant and equipment are similar to those for goodwill of consolidated business activities (see Note 6.3).

7.3 Other intangible assets

(in millions of euros)	2014	2013	2012
Net book value of other intangible assets in the opening balance	11,744	11,818	11,343
Acquisitions of other intangible assets	1,905	1,943	2,472
o/w licenses (1)	475	486	945
Impact of changes in the scope of consolidation	(2)	41	(1)
Disposals	(6)	(9)	(11)
Depreciation and amortization	(1,910)	(1,878)	(1,969)
Impairment	(22)	(43)	(57)
Translation adjustment	74	(170)	(36)
Reclassifications and other items	30	78	82
Reclassifications to assets held for sale (2)	(2)	(36)	(5)
Net book value of other intangible assets in the closing balance	11,811	11,744	11,818

(1) Mainly relates to the acquisition in 2014, of licences for 231 million euros in Romania, for 90 million euros in Poland, for 66 million euros in Slovakia and for 56 million euros in Jordan, to the acquisition in 2013, of licenses for 216 million euros in Romania and for 120 million euros in Belgium and to the acquisitions in 2012, of LTE license in France for 901 million euros.

(2) Relating to the sale of Orange Dominicana in 2014 and 2013, and to the sale of Orange Suisse in 2012.

	December 31, 2014				December 31, 2013	December 31, 2012
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunication licenses	7,512	(2,900)	(34)	4,578	4,441	4,430
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,007	(44)	(897)	66	66	83
Subscriber bases	4,295	(4,251)	(10)	34	102	166
Software	11,052	(7,432)	(26)	3,594	3,548	3,624
Other intangible assets	1,213	(624)	(183)	406	454	382
TOTAL	28,212	(15,251)	(1,150)	11,811	11,744	11,818

Informations on telecommunication licenses at December 31, 2014

Orange's commitments under licenses awarded are disclosed in Note 14.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
LTE (2 licenses)	1225	1118	16.8 and 17.1
UMTS (2 licenses)	914	461	6.7 and 15.4
GSM	276	113	6.5
France	2,415	1,692
LTE (2 licenses)	450	441	15.0 and 16.0
UMTS	639	200	5.2
GSM (2 licenses)	336	252	8.7 and 16.0
Spain	1,425	893
LTE	53	48	13.0
UMTS (2 licenses)	395	189	3.6 and 8.1
GSM (2 licenses)	139	82	14.6
Poland	587	319
UMTS	316	183	7.5
GSM (2 licenses)	888	453	7.5
Egypt	1,204	636
LTE	140	134	19.1
UMTS	149	59	6.3
GSM (2 licenses)	298	14	0.9
Belgium	587	207
Other	1,294	831
TOTAL	7,512	4,578

(1) In number of years, at December 31, 2014.

Key assumptions and sensitivity of recoverable amount of Orange brand

Key assumptions and sources of sensitivity of recoverable amount of Orange brand are similar to those for goodwill of consolidated business activities (see Note 6.3), which affect the sales base and potentially the level of brand fees.

Other assumptions that affect the determination of the recoverable amount are as follows:

	December 31, 2014	December 31, 2013
Basis of recoverable amount	Value in use	Value in use
Source used	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees
Growth rate to perpetuity	1.0%	0,5%
Post-tax discount rate	7.8%	8,3%
Pre-tax discount rate	9.5%	10,3%

(in billions of euros)	December 31, 2014
Excess of the recoverable amount over the carrying value tested (share of the Group)		1.2
Effect on the recoverable amount of a variation of:
10% in cash flows for terminal year		0.3
1% in growth rate to perpetuity		0.5
1% in post-tax discount rate		0.7

Capitalized expenditure during the year

(in millions of euros)	2014	2013	2012
External purchases	404	424	477
Labor expenses	383	337	312
Other	-	-	-
TOTAL	787	761	789

7.4 Property, plant and equipment

(in millions of euros)	2014	2013	2012
Net book value of property, plant and equipment in the opening balance	23,157	23,662	23,634
Acquisitions of property, plant and equipment	4,293	4,269	4,338
o/w finance leases	87	95	47
Impact of changes in the scope of consolidation	14	87	0
Disposals and retirements	(30)	(57)	(59)
Depreciation and amortization	(4,128)	(4,174)	(4,360)
Impairment	(37)	(81)	(52)
Translation adjustment	54	(280)	193
Reclassifications and other items	(4)	(37)	(17)
Reclassifications to assets held for sale (1)	(5)	(232)	(15)
Net book value of property, plant and equipment in the closing balance (2)	23,314	23,157	23,662

(1) Relating to the sale of Orange Dominicana in 2014 and 2013, and to the sale of Orange Suisse in 2012.
(2) Including the assets related to managed services contracts or network sharing between telecommunications operators.

	December 31, 2014				December 31, 2013	December 31, 2012
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Land and buildings	7,479	(4,357)	(333)	2,789	2,902	3,113
Networks and terminals	75,464	(55,942)	(166)	19,356	19,012	19,149
IT equipment	4,122	(3,369)	(12)	741	824	877
Other property, plant and equipment	1,534	(1,096)	(10)	428	419	523
TOTAL	88,599	(64,764)	(521)	23,314	23,157	23,662

Property, plant and equipment held under finance leases

	December 31, 2014	December 31, 2013	December 31, 2012
(in millions of euros)	Net book value	Net book value	Net book value
Land and buildings	511	605	643
Networks and terminals	44	37	22
IT Equipment and other	22	47	26
TOTAL	577	689	691

Capitalized expenditure during the year

(in millions of euros)	2014	2013	2012
External purchases	687	664	672
Labor expenses	387	347	341
Other	0	1	2
TOTAL	1,074	1,012	1,015

7.5 Provision for dismantling

Dismantling assets are mainly relating to restoring mobile telephony antennas sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling public telephone.

(in millions of euros)	2014	2013	2012
Dismantling provision - opening balance	710	709	649
Reversals releases with impact on income statement	(0)	(1)	(1)
Discounting with impact on income statement	14	18	17
Utilizations without impact on income statement	(27)	(24)	(19)
Additions with impact on assets	39	12	57
Changes in consolidation scope, reclassifications and translation adjustments	(3)	(1)	7
Reclassification to assets held for sale	-	(3)	(1)
Dismantling provisions - closing balance	733	710	709
o/w non-current provisions	712	687	686
o/w current provisions	21	23	23

NOTE 8 Operating taxes and levies

8.1 Operating taxes and levies in profit or loss

(in millions of euros)	2014	2013	2012
Territorial Economic Contribution and IFER	(851)	(786)	(927)
Spectrum fees	(297)	(302)	(300)
Levies on telecommunication services	(223)	(190)	(198)
Other operating taxes and levies	(424)	(439)	(432)
TOTAL	(1,795)	(1,717)	(1,857)

Orange Polska SA was subject to a tax audit relating to the fiscal year 2009. This tax audit closed in March 31, 2014. It confirmed the appropriatness of the VAT treatment and raised issues related to certain operating taxes and levies. Orange Polska SA considers that the issues raised by the Fiscal Audit Office are without merit.

Although comprising a directly recognizable counterpart, the periodic spectrum fees are presented within the operating taxes and levies set by and paid to the States and Communities.

8.2 Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Value added tax	832	854	1,122
Other operating taxes and levies	58	70	71
Operating taxes and levies - Receivables	890	924	1,193
Territorial Economic Contribution and IFER	(220)	(128)	(115)
Spectrum fees	(65)	(53)	(50)
Levies on telecommunication services	(96)	(110)	(95)
Value added tax	(457)	(481)	(732)
Other operating taxes and levies	(450)	(428)	(483)
Operating taxes and levies - Payables	(1,288)	(1,200)	(1,475)
Operating taxes and levies - Net	(398)	(276)	(282)

(in millions of euros)	2014	2013	2012
Net operating taxes and levies - opening balance	(276)	(282)	(216)
Operating taxes and levies recognized in profit or loss	(1,795)	(1,717)	(1,857)
Operating taxes and levies paid	1,737	1,706	1,833
Changes in consolidation scope, reclassification and translation adjustments	(64)	10	(42)
Reclassification to assets held for sale (1)	-	7	-
Net operating taxes and levies - closing balance	(398)	(276)	(282)

(1) Orange Dominicana in 2013.

NOTE 9 Interests in associates and joint ventures

The following table provides the value of the interests in associates and joint ventures:

(in millions of euros)			% interest
Company	Main activity	Main co-shareholders	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2012
EE (1)	Telecommunications operator in the United Kingdom	Deutsche Telekom (50%)	50%	-	5,837	6,328
Telkom Kenya (2)	Telecommunications operator in Kenya	Government of Kenya (30%)	70%	0	-	-
Other				84	104	106
Entities jointly controlled				84	5,941	6,434
Médi Telecom	Telecommunications operator in Morocco	Groupe Caisse de Dépôt et de Gestion (30%) Groupe FinanceCom (30%)	40%	320 (3)	329	506
Korek Telecom	Telecommunications operator in Iraq	Agility (24%) Korek Management International Ltd (56%)	20%	116	125 (4)	165 (4)
Other				83	130	326
Entities under significant influence				519	584	997
TOTAL				603	6,525	7,431

(1) Detailed financial information of EE at 100% is provided in segment information. As at December 31, 2014, EE is classified as held for sale (see Note 2.2).
(2) The interest of Orange in Telkom Kenya is recognised using the equity method from December 31, 2014.
(3) Including goodwill for 197 million euros.
(4) Excluding the loan granted to Korek Telecom for 134 million euros as at December 31, 2013 and for 144 million euros as at December 31, 2012.

(in millions of euros)	2014	2013	2012
Interests in associates opening balance	6,525	7,431	7,944
Dividends	(355)	(308)	(504)
o/w EE	(336)	(270)	(450)
o/w other	(19)	(38)	(54)
Share of profits (losses)	(172)	(73)	(106)
o/w EE	(135)	(45)	(118)
o/w other	(37)	(28)	12
Impairment	(178)	(186)	(156)
Translation adjustment	412	(151)	147
Change in components of other comprehensive income	(27)	(42)	(19)
Acquisitions of shares	4	14	129
Disposals of investments (1)	(29)	(168)	-
Classification as held for sale (2)	(5,725)	-	-
Loss of control of Telkom Kenya	0	-	-
Other items	148	8	(4)
Interests in associates closing balance	603	6,525	7,431

(1) Including Sonaecom for (105) million euros and Dailymotion for (60) million euros in 2013 (see Note 2.2).
(2) Reclassification of EE as held for sale in 2014 (see Note 2.2).

Impairment losses include 178 million euros in 2014 related to Korek Telecom and mainly 148 million euros in 2013 and 141 million euros in 2012 related to Médi Telecom.

In 2014, the impairment of 178 million euros related to Korek Telecom reflects the review of the development prospects associated with an increase of the discount rate linked to the country risk and with the litigation with the Iraqi regulatory authority (see Note 14.2). The basis of the recoverable amount is the value in use.

In 2013, the impairment of 148 million euros related to Médi Telecom reflected the increased competitive pressure heavily weighing on the price levels of offers. The basis of the recoverable amount is the value in use.

The unrecognized contractual commitments entered into by the Group relating to the interests in associates and joint ventures are described in Note 14.

NOTE 10 Financial assets, liabilities and financial results

10.1 Gains and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 10.2) during the period.

Foreign exchange gains and losses related to the components of net debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 10.4). In 2014, the foreign exchange loss related to changes in the exchange rate between the transaction date and the closing date is compensated by a foreign exchange gain on hedging derivatives.

Other net financial expenses mainly consist of the effect of discounting of employee benefits.

Finally, other comprehensive income includes the revaluation of available-for-sale assets (Note 10.6) and the effective portion of cash flow hedge and net investment hedges derivatives (Note 10.11).

Other gains and losses on financial assets and liabilities recorded in operating income are presented in Note 4.

	Finance costs, net						Other comprehensive income
(in millions of euros)	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Reserves
2014
Financial assets	-	62	62	50	24		(26)
Financial liabilities (1)	(1,718)	-	(1,718)	(1,162)	-		(81) (3)
Derivatives	65	-	65	1,134	-		(277)
Discounting expense	-	-	-	-	(93)		-
TOTAL	(1,653)	62	(1,591)	22	(69)	(1,638)	(384)
2013
Financial assets	-	59	59	(31)	50		8
Financial liabilities (1)	(1,774)	-	(1,774)	585	-		41 (3)
Derivatives	28	-	28	(572)	-		(297)
Discounting expense	-	-	-	-	(95)		-
TOTAL	(1,746)	59	(1,687)	(18)	(45)	(1,750)	(248)
2012
Financial assets	-	101	101	41	52		7
Financial liabilities (1)	(1,759) (2)	-	(1,759)	153	-		(22) (3)
Derivatives	(10)	-	(10)	(222)	-		(273)
Discounting expense	-	-	-	-	(84)		-
TOTAL	(1,769)	101	(1,668)	(28)	(32)	(1,728)	(288)

(1) Including the change in fair value of hedged liabilities.

(2) Including a financial gain of 272 million euros due to the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the free float which resulted in a reduction in financial debt as of the date on which the 2012 agreements became effective (see Note 2.2).

(3) Bonds recognised as net investment hedge.

10.2 Net financial debt

Net financial debt as defined and used by Orange corresponds to (a) financial liabilities excluding operating payables (translated at the year-end closing rate), less (b): (i) all derivative instruments carried in assets, (ii) cash collateral paid on derivative instruments, (iii) some deposits related to financing and (iv) cash, cash equivalents and financial assets at fair value.

Financial instruments qualifying as cash flow hedge and net investment hedge are included in net financial debt but set up to hedge items that are not (future cash flows, net investment in foreign currencies). Therefore, the effective portion of cash flow hedges and the effective portion of net investment hedges (c) are added to net financial debt to offset this temporary difference.

As at December 2014, the pledged monetary financial securities in connection with the offer on Jazztel are not deducted from the gross financial debt.

(in millions of euros)	Note	December 31, 2014	December 31, 2013	December 31, 2012
TDIRA	10.3	1,376	1,352	1,328
Bonds, excluding TDIRA	10.4	28,443	30,822	32,531
Bank and multilateral lending institutions loans	10.5	2,253	2,222	2,476
Finance lease liabilities		619	661	675
Securitization debt		500	782	852
Cash collateral received		166	88	66
Commercial papers		238	708	366
Bank overdrafts		99	175	101
Commitment to purchase Mobinil-ECMS shares	2	275	232	220
Other commitments to purchase non-controlling interests		43	46	35
Other		361	393	620
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		34,373	37,481	39,270
Current and non-current derivatives (liabilities)	10.7	890	1,365	858
Liabilities included in the calculation of net financial debt (a)		35,263	38,846	40,128
Current and non-current derivatives (assets)	10.7	627	200	300
Gross financial debt after derivatives		34,636	38,646	39,828
Cash collateral paid (1)	11.5	622	1,146	372
Other deposits related to financing		-	-	2
Other financial assets at fair value, excluding derivatives (2)	10.6	204	171	133
Cash equivalents		4,628	4,330	7,116
Cash		2,130	1,586	1,205
Assets included in the calculation of net financial debt (b)		8,211	7,433	9,128
Effective portion of cash flow hedges	10.11	(933)	(706)	(433)
Effective portion of net investment hedges	10.11	(29)	19	(22)
Components of equity included in the calculation of net financial debt (c)		(962)	(687)	(455)
External net financial debt (a) - (b) + (c)		26,090	30,726	30,545

(1) Only cash collateral paid on derivative instruments, included in non-current financial assets of the balance sheet, are deducted from financial debt.
(2) Only investments, included in current financial assets of the balance sheet, are deducted from financial debt.

Debt maturity schedules are presented in Note 11.3.

Analysis of net financial debt by currency

The table below provides an analysis of net financial debt by currency, after hedging derivatives set up to hedge items included in net financial debt.

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	EGP	PLN	Other	Total
Gross financial debt	20,717	7,841	4,185	981	7	1,532	35,263
Financial assets included in the calculation of net financial debt	(7,215)	(102)	(5)	46	(47)	(888)	(8,211)
Effective portion of cash flow hedges and net investment hedges	(962)	-	-	-	-	-	(962)
Net debt by currency before derivatives (1)	12,540	7,739	4,180	1,027	(40)	644	26,090
Effect of derivatives	11,233	(7,658)	(3,015)	-	773	(1,333)	-
Net financial debt by currency after derivatives	23,773	81	1,165	1,027	733	(689)	26,090

(1) Including the market value of derivatives in local currency.

Analysis of net financial debt by entity

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Orange SA	23,798	27,336	26,393
ECMS	919	843	864
Orange Espagne	553	566	585
FT Immo H	546	580	631
Securitization (Orange SA)	494	772	843
Orange Polska	(8)	753	1,240
Other	(212)	(124)	(11)
Net financial debt	26,090	30,726	30,545

10.3 TDIRA

On March 3, 2003, under the terms of the settlement agreement signed in 2002 that ended the project to develop the mobile business in Germany, Orange SA issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, reserved for members of the banking syndicate (the "Bank tranche") and for MobilCom's suppliers (the "Supplier tranche "). The TDIRA are listed on Euronext Paris and were approved by the "Commission des Opérations de Bourse" (French Securities Regulator, renamed "Autorité des Marchés Financiers") on February 24, 2003.

The TDIRA are redeemable for new Orange SA ordinary shares, at any time at the holders' request or, under certain conditions as described in the appropriate information memorandum, at Orange SA's initiative based on a ratio of 582.5561 shares to one TDIRA for the Bank Tranche (i.e. conversion price of 24.204 euros) and 469.4527 shares to one TDIRA for the Supplier Tranche (i.e. conversion price of 30.035 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders' rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRA has been 3-month Euribor + 2.5%.

On January 6, 2014, the General Assembly of the Bank tranche holders took decision on the following modifications:

  alignment of the subordination level of the Bank tranche with Orange’s deeply subordinated bonds;

  removal of the step-up clause (affecting the interest paid to investors according Orange’s credit rating);

  the option for Orange to defer, at any time and at its sole discretion, payments of interest and apart from the mandatory payment of such interest in certain circumstances.

These modifications will have no effect on the amounts recognized in the financial statements.

Taking into account redemptions made since their issue, 103,582 TDIRA remained outstanding at December 31, 2014, including 89,398 for the Bank tranche and 14,184 for the Supplier tranche, for a nominal amount of 1,461 million euros.

The TDIRA are classified as hybrid instruments, with the following breakdown at December 31, 2014:

  a liability component of 1,376 million euros recognized at amortized cost;

  an equity component, before deferred taxes, of 351 million euros. This component, calculated at inception, does not vary over the lifetime of the instrument, with the exception of redemptions.

The difference between the total nominal amount of the TDIRA and the sum of the liability and equity components therefore equals the amortized cost adjustment on the liability component recognized since inception.

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Number	103,582	103,582	104,297
Equity component before deferred taxes	351	351	353
Original debt component (a)	1,110	1,110	1,118
TDIRA nominal amount	1,461	1,461	1,471
Amortized cost adjustment excluding accrued interests (b)	256	232	200
Accrued interests (c)	10	10	10
Total debt amount in statement of financial position (a) + (b) + (c)	1,376	1,352	1,328
Effective interest rate on the liability component	4.28%	5.72%	5.35%
Paid interest	40	40	62

10.4 Bonds, excluding TDIRA

As at December 2014, bonds were all issued by Orange SA, with the exception of the commitment denominated in Egyptian pound carried by the entity ECMS (Egyptian subsidiary).

Orange SA bonds were redeemable at maturity, and no specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Bonds or new tranches issued during 2014 are shown in italics.

				Oustanding amount (in millions of euros)
Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	December 31, 2014	December 31, 2013	December 31, 2012
Bonds matured before December 31, 2014					3,852	7,418
EUR	100	January 19, 2015	3M Euribor + 0.62	100	100	100
EGP	1,500	January 24, 2015	12.25 (1)	173	157	179
EUR	100	January 29, 2015	3M Euribor + 0.63	100	100	100
HKD	500	February 4, 2015	2.950	53	47	49
EUR	70	February 9, 2015	3M Euribor + 0.62	70	70	70
JPY	46,100	June 29, 2015	1.230	317	319	406
JPY	6,200	June 29, 2015	3M JPY Libor+ 0.67	43	43	55
USD	750	September 16, 2015	2.125	618	544	568
EUR	1,150	October 14, 2015	3.625	895 (2)	1,150	1,150
GBP	750	May 12, 2016	5.000	367 (3)	900	919
CAD	200	June 23, 2016	5.500	142	136	152
USD	1,000	September 14, 2016	2.750	824	725	758
CHF	250	October 13, 2016	1.625	208	203	207
JPY	44,300	November 25, 2016	1.130	305	306	390
HKD	340	December 22, 2016	2.750	36	32	33
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	642	600	613
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	EUR HICP + 3.00 (4)	465	465	465
EUR	850	September 3, 2018	1.875	850	850	-
EUR	50	September 26, 2018	3M Euribor + 0.57	50	50	-
EUR	750	January 23, 2019	4.125	750	750	750
JPY	7,500	January 24, 2019	1.416	52	52	66
USD	750	February 6, 2019	2.75	618	-	-
USD	1,250	July 8, 2019	5.375	1,030	906	947
EUR	750	October 2, 2019	1.875	750	750	-
EUR	25	February 10, 2020	4.200	25	25	25
EUR	25	February 10, 2020	10 Y CMS + 0.80	25 (5)	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.250	578	539	551
EUR	1,250	January 14, 2021	3.875	1,250	1,250	1,250
USD	1,000	September 14, 2021	4.125	824	725	758
EUR	255	October 13, 2021	10 Y CMS + 0.69	255	255	255
EUR	272	December 21, 2021	10Y TEC + 0.50	272	272	272
EUR	1,000	June 15, 2022	3.000	1,000	1,000	1,000
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.500	500	500	500
HKD	700	October 6, 2023	3.230	74	65	68
HKD	410	December 22, 2023	3.550	44	38	40
EUR	650	January 9, 2024	3.125	650	650	-
GBP	350	December 5, 2025	5.250	449	420	429
EUR	75	November 30, 2026	4.125	75	75	75
EUR	50	April 11, 2028	3.220	50	50	-
GBP	500	November 20, 2028	8.125	642	600	613
EUR	150	April 11, 2029	3.300	150	150	-
USD	2,500	March 1, 2031	9.00 (6)	2,027	1,785	1,866

				Oustanding amount (in millions of euros)
Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	December 31, 2014	December 31, 2013	December 31, 2012
EUR	50	December 5, 2031	4.300 (zero coupon)	56	54	52
EUR	50	December 8, 2031	4.350 (zero coupon)	56	54	52
EUR	50	January 5, 2032	4.450 (zero coupon)	54	52	50
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	55	-
GBP	500	January 23, 2034	5.625	642	600	613
EUR	50	April 16, 2038	3.500	50	50	-
USD	900	January 13, 2042	5.375	741	652	682
USD	850	February 6, 2044	5.5	700	-	-
GBP	500	November 22, 2050	5.375	642	600	613

Outstanding amount of bonds				27,893	30,198	31,734
Accrued interest				659	734	924
Other adjustments				(109)	(110)	(127)
TOTAL				28,443	30,822	32,531

(1) Bond issued by ECMS, Egyptian entity.
(2) The Group proceeded on October 3, 2014 to an early redemption of 255 millions euros.
(3) The Group proceeded on October 3, 2014 to an early redemption of 464 millions pounds sterling.
(4) EUR HICP: Harmonized Index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.
(5) Bond measured at fair value through profit or loss.
(6) Bond with a step-up clause (clause that triggers a change in interest payments of Orange's credit rating from the rating agencies changes). See Note 11.3.

10.5 Bank loans and loans from multilateral lending institutions

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
ECMS (1)	707	667	784
Orange SA (1)	112	110	77
Orange Polska (1)	16	9	289
Other	241	266	337
Bank loans	1,076	1,052	1,487
Orange Espagne	500	501	501
Orange SA	500	500	100
Orange Polska	-	17	245
Other	177	152	143
Loans from multilateral lending institutions (2)	1,177	1,170	989
TOTAL	2,253	2,222	2,476

(1) Credit line drawdowns.
(2) Primarily the European Investment Bank.

10.6 Financial assets

	December 31, 2014			December 31, 2013	December 31, 2012
	Non current	Current	Total	Total	Total
Assets available for sale	91	-	91	103	139
Equity securities measured at fair value	77	-	77	74	74
Receivables related to investments	26	21	47 (1)	179	197
Pledged monetary financial securities in connection with the offer on Jazztel	2,901	-	2,901	-	-
Cash collateral paid	622	-	622	1,146	372
Investments at fair value	-	204	204	171	133
Other	515	20	535 (2)	499	459
TOTAL	4,232	245	4,477	2,172	1,374

(1) O/w provision for (152) million euros.
(2) Mainly loans of which provision for (16) million euros and concession receivables related to public-private partnership contracts.

Assets available for sale

(in millions of euros)	2014	2013	2012
Assets available for sale - opening balance	103	139	89
Change in fair value	(26)	8	7
Other movements	14	(44)	43
Assets available for sale - closing balance	91	103	139

(in millions of euros)	2014	2013	2012
Profit (loss) recognized in other comprehensive income during the period	5	8	8
Reclassification in net income during the period	(31)	-	(1)
TOTAL	(26)	8	7

10.7 Derivatives instruments

Analysis of market value of derivatives

	December 31, 2014	December 31, 2013	December 31, 2012
(in millions of euros)	Net	Net	Net
Cash flow hedge derivatives	(335)	(1,009)	(367)
Fair value hedge derivatives	(6)	10	27
Net investment hedge derivatives	-	-	-
Hedging derivatives	(341)	(999)	(340)
Derivatives held for trading	78	(166)	(218)
Net derivatives	(263)	(1,165)	(558)
o/w foreign exchange effect	677	(365)	62
o/w interest rate effect	(941)	(805)	(622)

The net fair value of derivatives is partly offset by the effect of cash-collateral agreements described in Note 11.5.

10.8 Cash flow hedges

Cash flow hedges negotiated by Orange aim at neutralizing currency risk on future cash flows (nominal, coupons) or switching floating-rate debt into fixed-rate debt. The main hedges are shown in the table below.

	Notionnal amounts of hedging instruments (in millions of hedged currency units)
Hedging instruments	2015	2016	2017	2018	2019 and beyond
Cross currency swaps (1)
Functional / hedged currency
EUR/CAD	-	200	-	-	-
EUR/CHF	-	250	-	-	-
EUR/GBP	-	-	-	-	2,300 (3)
EUR/HKD	500	340	-	-	1,110 (4)
EUR/JPY	52,300	44,300	-	-	7,500 (5)
EUR/USD	750	1,000	-	-	6,091 (6)
Interest rate swaps (2)
EUR	270	300	100	400	1,354 (7)

(1) Hedging of interest rate risk and foreign exchange risk on Orange SA bonds.
(2) Hedging of interest rate risk on Orange SA bonds and FT Immo H leasing contracts (maturity after 2019).
(3) 450 MGBP with a maturity 2020, 350 MGBP with a maturity 2025, 500 MGBP with a maturity 2028, 500 MGBP with a maturity 2034 and 500 MGBP with a maturity 2050.
(4) 1,110 MHKD with a maturity 2023.
(5) 7,500 MJPY with a maturity 2019.
(6) 750 MUSD with a maturity 2019, 141 MUSD with a maturity 2020, 1,000 MUSD with a maturity 2021, 2,450 MUSD with a maturity 2031, 900 MUSD with a maturity 2042 and 850 MUSD with a maturity 2044.

(7) For Orange SA: 255 MEUR with a maturity 2021,700 MEUR with a maturity 2025. For FT Immo H: 85 MEUR with a maturity 2020, 111 EUR with a maturity 2021, 108 MEUR with a maturity 2022, 34 MEUR with a maturity 2023 and 60 MEUR with a maturity 2023.

For each hedging relationship, the hedged item affects profit or loss:

  each year on interest payment dates;

  each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the nominal amount up to the maturity date of the hedging instrument.

In order to hedge the exposure of some of their operating cash flows in foreign currencies, the Orange group's entities have set up risk hedging policies. As at December 2014, hedging relationships are not significant.

For each hedging relationship, the hedged item will affect profit or loss in each year until the maturity date of the hedging relationship.

The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2014	2013	2012
Gain (loss) recognized in other comprehensive income during the period (1)	(197)	(301)	(361)
Reclassification in net income for the period	(59)	(1)	(3)
Reclassification in operating income for the period	(17)	0	(29)
Reclassification in initial carrying amount of hedged item	(0)	4	(1)
TOTAL	(273)	(298)	(394)

(1) Mainly includes interest rate impact on cross-currency interest rate swaps.

Furthermore, the foreign exchange impact of derivatives used to hedge foreign-currency denominated bonds generated a foreign exchange gain of 989 million euros which is recognized directly in profit or loss, thereby offsetting exposure arising from the remeasurement of these bonds in the statement of financial position.

The ineffective portion of cash flow hedges recognized in net income amounted to (1) million euros in 2014 versus (5) million euros in 2013 and (25) million euros in 2012.

10.9 Fair value hedges

As at December 2014, the Group's interest in the United Kingdom entity EE was classified as an asset held for sale.

Financial instruments qualified as hedge of this net investment were qualified prospectively at the end of 2014 as fair value hedge to neutralize foreign exchange risk on the participation denominated in pounds sterling.

Thus, the main fair value hedges of the Group as at December, 31 2014 include bonds for a notional amount of 786 million pounds sterling and forward sales of pounds sterling against euros maturing in 2015 for a notional amount of 534 million pounds sterling.

Fair value hedges affect profit or loss as follows:

(in millions of euros)	2014	2013	2012
Gain (loss) recognized on hedging instruments	(1)	13	(10)
Change in accrued interest	(2)	4	(8)
Gain (loss) recognized on hedging instruments (excluding accrued interest)	1	9	(2)
Gain (loss) recognized on hedged items	(5)	(7)	5
Ineffectiveness (finance costs, net)	(4)	2	3

10.10 Net investment hedges

Since 2012, a hedge strategy has been setup to hedge the foreign exchange risk on the Group's investment in the United Kingdom.

The outstanding amount of these hedges (bonds and derivatives), recognized as net investment hedges until December, 31 2014, date of reclassification of EE as "held for sale" is 1,320 million sterling.

The change in the net investment hedge reserve is analyzed as follows:

(in millions of euros)	2014	2013	2012
Gain (loss) recognized in other comprehensive income during the period	(85)	41	(26)
Reclassification in net income during the period	-	-	125
TOTAL	(85)	41	99

In 2014, as well as in 2013, no ineffective portion of net investment hedges was recognized in finance costs versus (7) million euros in 2012.

10.11 Hedging instruments reserves

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Effective component of cash flow hedges	(882)	(661)	(383)
Effective component of net investment hedges	(29)	19	(22)
Reserve to be amortized for discontinued hedges	471	553	590
Contribution of Orange SA	(440)	(89)	185
Contribution of other entities	(47)	(41)	(58)
TOTAL	(487)	(130)	127
o/w share attributable to owners of the parent company	(486)	(127)	130
o/w share attributable to non-controlling interests	(1)	(3)	(3)

NOTE 11 Information on market risk and fair value of financial assets and liabilities

It is noted that the Group uses financial performance indicators that are not specifically defined by IFRS, such as EBITDA (see Note 18.1) and net financial debt (see Note 10.2).

Market risks are monitored by Orange's Treasury and Financing Committee, which reports to the Executive Committee. The committee is chaired by the Group's Deputy Chief Executive Officer and Chief Financial Officer and meets on a quarterly basis.

It sets the guidelines for managing the Group's debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risks exposure in the months to come, and reviews past management (realized transactions, financial results).

11.1 Interest rate risk management

Management of fixed-rate / variable-rate debt

Orange seeks to manage its fixed-rate / variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

The fixed-rate component of gross debt was 90% as at December 31, 2014.

Sensitivity analysis of the Group's position to changes in interest rates

The sensitivity of the Group's financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a 3 million euros decrease in financial expense and a 1% fall in interest rates would result in a 4 million euros increase.

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 184 million euros. A 1% fall in interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 229 million euros.

11.2 Foreign exchange risk management

Operational foreign exchange risk

The Group's foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to some of their operating cash flows: purchases of equipment or network capacity, purchases of handsets and equipment sold or leased to customers, purchases from or sales to international operators.

To cover their exposure to these foreign exchange risks, the subsidiaries of Orange have set up hedging policies whenever possible (see Note 10.8).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

  dividends paid to the parent company: in general, the Group's policy is to economically hedge this risk as from the date of the relevant subsidiary's Shareholders' meeting;

  financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

  Group financing: most of the Group's debt is denominated in euros (90% of the Group’s bonds are denominated in euros). From time to time, Orange SA issues bonds in markets other than euro market (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen markets). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of the entities with the highest exposure to foreign exchange risks, including internal transactions, which generate a net gain or loss recognized in the consolidated income statement. It also shows the sensitivity of these entities to a 10% change in the foreign exchange rates of the currencies to which they are exposed.

	Exposure in currency units						Sensitivity analysis
(in millions of currency units)	EUR	GBP	PLN	EGP	USD	Total translated	10% gain in euro or zloty	10% loss in euro or zloty
Orange SA	-	(17)	6	-	(1)	(21)	2	(2)
Orange Polska	-	-	-	-	5	4	-	-
Commitment to purchase ECMS shares	-	-	-	(286)	-	(33)	3	(4)
TOTAL (CURRENCIES)	-	(17)	6	(286)	4	(50)
TOTAL (EUROS)	-	(22)	1	(33)	3	(50)

Translation risk

Due to its international presence, Orange’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound and the US dollar.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

	Contribution to consolidated net asets							Sensitivity analysis
(in millions of euros)	EUR	GBP	PLN	EGP	USD	Other currencies	Total	10% gain in euro	10% loss in euro
Assets excluding net debt (a) (1)	44,737	5,744	2,742	1,399	167	3,002	57,791	(1,187)	1,450
Net debt by currency including derivatives (b) (2)	(23,773)	(1,165)	(733)	(1,027)	(81)	689	(26,090)	211	(257)
Net assets by currency (a) + (b) (3)	20,964	4,579	2,009	372	86	3,691	31,701	(976)	1,193

(1) Net assets excluding net debt by currency do not include components of net financial debt.
(2) See Note 10.2.
(3) Share of net assets attributable to owners of the parent company in zlotys amounts to 1,018 million euros.

Since 2012, a hedge strategy has been set up to hedge the foreign exchange risk on the Group's investment in the United Kingdom (see Note 10.10).

Due to its international presence, Orange Group is exposed to risk arising from changes in average exchange rates in the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

	Contribution to consolidated financial income statement							Sensitivity analysis
(in millions of euros)	EUR	GBP	PLN	EGP	USD	Other currencies	Total	10% gain in euro	10% loss in euro
Revenues	30,646	166	2,885	1,168	866	3,714	39,445	(800)	978
Reported EBITDA	8,724	(83)	1,004	336	140	991	11,112	(217)	265
Operating income	4,061	(96)	268	(10)	(50)	398	4,571	(46)	57

11.3 Liquidity risk management

Diversified sources of funding

Orange has diversified sources of funding:

  regular issues in the bond markets;

  occasional financing through loans from multilateral lending institutions;

  issues in the short-term securities markets under the commercial paper program;

  in January 2011, Orange entered into a 5-year agreement with a large number of international banks for a 6 billion euros syndicated credit facility to refinance the previous facility. In December 2012, the maturity of the syndicated credit facility was extended after the consent of the lenders with the following terms: 5,655 million euros are now maturing in January 2018; 75 million euros are now maturing in January 2017, and in accordance with the initial schedule, 270 million euros are maturing in January 2016. The margin on this syndicated credit facility has changed in 2013 following the downgrade of Orange's credit rating.

Liquidity of investments

Orange invests its cash surplus in negotiable debt securities, mutual funds (UCITS) and term deposits. These investments give priority to minimizing the risk of loss on capital over performance.

Smoothing debt maturities

The average maturity of net debt excluding TDIRA was 10 years at the end of 2014 (versus 9 years at the end of 2013 and 2012). Debt maturities are spread consistently over the coming years.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

  amounts in foreign currencies are translated at the year-end closing rate;

  future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

  TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, from January 1, 2010, interest payable on the bonds has switched to a variable rate over an undetermined period of time (see Note 10.3). Accordingly, interest from that date other than for the first period is no longer included, as including interest payments for the other periods would not provide relevant information;

  the maturity dates of revolving credit facilities are the contractual maturity dates;

  the "other items" (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value in the statement of financial position, the future cash flows and the balance in the statement of financial position.

(in millions of euros)	Note	December 31, 2014	2015 (1)	2016	2017	2018	2019	2020 and beyond	Other items (2)
TDIRA	10.3	1,376	10	-	-	-	-	-	1,366
Bonds, excluding TDIRA	10.4	28,443	3,017	1,882	2,642	2,915	3,199	14,889	(101)
Bank and lending institutions	10.5	2,253	291	520	356	280	280	540	(14)
Finance lease liabilities	10.2	619	95	51	57	69	82	265	-
Securitization debt	3.3 & 10.2	500	500	-	-	-	-	-	-
Commercial paper	10.2	238	238	-	-	-	-	-	-
Bank overdrafts	10.2	99	99	-	-	-	-	-	-
Commitment to purchase ECMS shares	10.2	275	275	-	-	-	-	-	-
Other commitments to purchase non-controlling interests	10.2	43	43	-	-	-	-	-	-
Other financial liabilities	10.2	361	277	14	14	13	13	22	8
Cash collateral received	10.2	166	166	-	-	-	-	-	-
Derivatives (liabilities)	10.7	890	109	115	-	-	28	114
Derivatives (assets)	10.7	(627)	(40)	(131)	-	-	(146)	(432)
Gross financial debt after derivatives		34,636	5,080	2,451	3,069	3,277	3,456	15,398
Trade payables		8,130	7,564	74	66	66	64	296	-
Total financial liabilities (including derivatives assets)		42,766	12,644	2,525	3,135	3,343	3,520	15,694	-
Future interests on financial liabilities (3)		-	1,625	1,365	1,250	1,184	893	7,415

(1) Amounts presented for 2015 correspond to notionals and accrued interests for 649 million euros.
(2) Undated items: TDIRA notional. Non-cash items: amortized cost on TDIRA, bonds and bank loans and capitalization impacts on licences for the trade payables.

(3) Mainly future interests on bonds for 14,295 million euros, on derivatives instruments for (1,399) million euros, on bank loans for 395 million euros and on financial lease liabilities for 83 million euros.

As at December 31, 2014, Orange's liquidity position (excluding pledged monetary financial securities in connection with the offer on Jazztel) exceeds its 2015 net financial debt obligations.

	Note	December 31, 2014
Bank overdrafts	10.2	(99)
Cash		2,130
Cash equivalents	10.9	4,628
Other financial assets at fair value, excluding derivatives	10.9	204
Available undrawn amount of credit facilities		6,366
Liquidity position		13,229

As regards constraints related to cash repatriation and exchange control of controlled entities, as at December 31, 2014, cash and cash equivalent are held mainly in France and in other countries of the European Union, which are not subject to restrictions on convertibility nor exchange control.

For associates and joint ventures, Orange does not govern the transfer of funds in the form of dividends. The main joint venture, EE is based in the United Kingdom which does not apply any regulatory restriction on the transfer of funds.

As at December 31, 2014, Orange had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at floating rate.

(in millions of euros)	December 31, 2014
Orange SA	6,000
ECMS	281
Orange Espagne	71
Other	14
Available undrawn amount of credit facilities	6,366

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 11.4.

Oange's debt ratings

Orange's debt rating is an additional performance indicator used to assess the Group's financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange's debt rating will, for certain outstanding financings, trigger step-up clauses affecting the interest paid to investors or result in the acceleration or the modification of the repayment schedule of those loans.

One Orange SA’s bond (see Note 10.4) with an outstanding amount of 2.5 billion dollars equivalent of 2 billion euros as at December 31, 2014 is subject to step-up clauses. These clauses were triggered in 2013 and in early 2014: the coupon due in March 2014 has been computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%.

The interest rate applied to the TDIRA’s Supplier tranche is also subject to change if Orange's credit ratings are downgraded (see Note 10.3). On January 6, 2014, the General Assembly of the Bank tranche holders took decision to remove the step-up clause (see Note 10.3).

In addition, the margin on the 6 billion euros syndicated credit facility signed on January 27, 2011 has changed following the downgrade of Orange's credit rating in 2013.

Lastly, Orange SA's trade receivables securitization program contains provisions for accelerated repayment or modification of the repayment schedule in the event that Orange’s long-term debt rating is downgraded to BB- by Standard & Poor’s or to Ba3 by Moody’s or if one of the relevant agencies ceases to publish its rating (see Note 11.4).

Regarding the changes in Orange's debt ratings in 2014:

  rating agency Moody’s revised, on January 14, 2014, the rating of Orange's long-term debt down to Baa1, and revised its outlook from Negative to Stable while confirming Orange's short-term debt rating at P2.

  rating agency Standard & Poor's revised, on January 20, 2014, its outlook on Orange’s long-term debt from Stable to Negative, confirming Orange’s long-term debt rating at BBB+ as well as Orange’s short-term debt rating at A2.

As at December 2014, Orange's debt rating is as follows:

	Standard & Poor's	Moody's	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Negative	Stable	Negative	Stable
Short-term debt	A2	P2	F2

11.4 Management of covenants

Commitments with regard to financial ratios

Orange SA does not have any credit facility or borrowing subject to specific covenants with regard to financial ratios.

In respect of a bank guarantee contract signed in 2011, Orange Polska must comply with the following covenant:

  a net debt to EBITDA ratio equal to or less than 3.5 (net debt and EBITDA as defined in the contract with the bank).

In respect of its 2008, 2011, 2012 and 2014 bank financing contracts and of its bond contract, ECMS must comply with the following covenant:

  a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts with the banks).

As at December 31, 2014, these ratios were fully compliant.

Contractual clauses affecting interests paid according to Orange’s credit rating are described in Note 11.3.

Commitments with regard to structured financing contracts

Several repayment scenarios are possible for the Group's trade receivables securitization program, namely:

  standard repayment on the contractual maturity date of the program;

  accelerated repayment or modification of the repayment schedule, notably in the event that Orange's long-term rating is downgraded to BB- from Standard & Poor's or Ba3 from Moody's or if one of the relevant agencies ceases to publish its rating. In the case of accelerated or adjusted payment, the securitization special purpose vehicle cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay progressively holders of beneficial interest.

Commitments related to instances of default or material adverse changes

Most of Orange's financing agreements, including in particular the 6 billion euro syndicated credit facility set up on January 27, 2011, as well as bond issues, are not subject to prepayment obligations in the event of a material adverse change, or cross default provisions. On the other hand, certain contracts include cross acceleration provisions under which, however, the mere occurrence of events of default in other financing agreements does not automatically trigger an accelerated repayment under such contracts.

11.5 Credit risk and counterparty risk management

Financial instruments that could potentially expose Orange to concentration of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange considers that it has limited concentration in credit risk with respect to trade accounts receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of net trade receivables past due is provided in Note 3.3. For loans and other receivables, amounts past due but not depreciated are not material.

Orange is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements. In addition, limits are defined for each selected counterparty as follows:

  limits are based on each financial institution's rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

  limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

  counterparties' ratings are monitored;

  lastly, on derivatives, master agreements relating to financial instruments (French Banking Federation or International Swaps and Derivatives Association) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties. These agreements include a cash collateral clause which can lead to either cash deposit or cash collection. These amounts of payments correspond to the change in market value of all derivative instruments (or, for a few counterparties, derivatives with a maturity greater than 3 months). Therefore the amount of cash collateral varies with all derivatives’ marked-to-market, depending on the variation of market data.

In addition, investments are negotiated with high-grade banks. By exception, subsidiaries may deal with counterparties with a lower rating; in such cases, the rating is essentially the highest available in the country concerned.

Effects of cash collateral mechanism on the Group's exposure to credit risk and counterparty risk

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Fair value of derivatives assets	627	200	300
Fair value of derivatives liabilities	(890)	(1,365)	(858)
Netting via Master Agreements (a)	(263)	(1,165)	(558)
Amount of cash collateral paid	622	1,146	372
Amount of cash collateral received	(166)	(88)	(66)
Netting via Cash collateral (b)	456	1,058	306
Residual exposure to counterparty risk (a) + (b)	193	(107)	(252)

Variations in net cash collateral between 2013 and 2014 can be explained by changes in the portfolio as well as the foreign exchange impact of derivatives due to a gain of US dollar and pound sterling against euro.

The remaining exposure is mainly due to a time difference between the closing date and the last date on which the derivatives were valued to determine the amount of cash collateral.

Sensitivity analysis of cash deposits to changes in market interest rates and exchange rates

An increase of 1% in euro market rates would increase the market value of interest rate risk hedging derivatives and would result in a decrease in cash collateral paid of approximately 184 million euros. On the contrary, a decline of 1% in euro market rates would reduce the market value of derivatives and would result in an increase of cash collateral paid of approximately 230 million euros.

A 10% gain of euro against currencies in which hedged debts are denominated (mainly pound sterling and dollar) would reduce hedging derivatives' market value and would result in an increase of cash collateral paid for about 1,320 million euros. By symmetry, a 10% loss of euro against currencies in which hedged debts are denominated would improve hedging derivatives' market value and would result in a decrease of cash collateral paid for a similar amount.

11.6 Equity market risk

As at December 31, 2014, Orange SA had no option to purchase its own shares, no forward purchase of shares and held 41,017 treasury shares. Moreover, the Group's exposure to market risk on shares of listed companies included in assets available for sale was not material given their volume and mutual funds investments (UCITS) do not contain any equity component. Nevertheless, Orange is exposed to equity risk through certain retirement plan assets (see Note 5.2).

Lastly, the representation of Orange's assets on the statement of financial position may be affected by the market value of its subsidiaries' shares, which is one of the measurement variables used in impairment testing.

11.7 Capital management

Orange SA is not subject to regulatory requirements related to equity (other than standards applicable to any commercial company).

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 10.2), this policy translates into liquidity management as described in Note 11.3 and a specific attention to credit ratings assigned by rating agencies.

In 2014, this policy has led the Group to issue 5.7 billion euros of subordinated notes, of which 3 billion euros serve to finance the acquisition of Spanish operator Jazztel. These financial instruments are recognized in equity under IFRS. This resource has a cost in line with the average cost of the Group's bond loans, thus limiting the weighted average cost of capital.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group's debt while providing the benefit from the presence of local shareholders.

11.8 Fair value levels of financial assets and liabilities

The definition of fair value levels and the description of calculation methods used by the Group are disclosed in Note 18.11.

			December 31, 2014
(in millions of euros)	Note	Classification under IAS 39 (1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	3.3	L&R	4,612	4,612	-	4,612	-
Financial assets	10.6		4,477	4,477	2,245	2,171	61
Assets available for sale		AFS	91	91	30	-	61
Equity securities measured at fair value		FVR	77	77	-	77	-
Cash collateral paid		L&R	622	622	-	622	-
Investments at fair value		FVR	204	204	117	87	-
Pledged monetary financial securities in connection with the offer on Jazztel		FVR	2,901	2,901	2,098	803	-
Other		L&R	582	582	-	582	-
Cash and cash equivalent			6,758	6,758	6,758	-	-
Cash equivalents		FVR	4,628	4,628	4,628	-	-
Cash		FVR	2,130	2,130	2,130	-	-
Trade payables		LAC	8,130	8,071	-	8,071	-
Financial liabilities	10.2		34,372	39,559	31,576	7,940	43
Financial debt		LAC	34,026	39,213	31,576	7,637	-
Bonds at fair value through profit or loss		FVR	28	28	-	28	-
Commitment to purchase ECMS shares		FVR	275	275	-	275	-
Other commitments to purchase non-controlling interests		LAC	43	43	-	-	43
Dervatives, net amount (2)	10.7		263	263	-	263	-

(1) "AFS " stands for "available for sale", "L&R" stands for "loans and receivables", "FVR" stands for "fair value through P&L", "LAC" stands for "liabilities at amortized costs".
(2) IAS 39 classification for derivatives instruments depends on their hedging qualification.

The market value of the net financial debt carried by Orange was 31,277 million euros as at December 31, 2014, for a carrying amount of 26,090 million euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Assets at fair value through profit or loss, excluding derivatives	Financial liabilities at fair value through profit or loss, excluding derivatives	Net derivatives
Level 3 fair values at December 31, 2013	51	-	46	-
Gains (losses) taken to profit or loss	(1)	-	(3)	-
Gains (losses) taken to other comprehensive income	4	-	-	-
Acquisition (sale) of assets	8	-	-	-
Impact of changes in the scope of consolidation	(1)	-	-	-
Level 3 fair values at December 31, 2014	61	-	43	-

			December 31, 2013
(in millions of euros)	Note	Classification under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	3.3	L&R	4,360	4,360	-	4,360	-
Financial assets	10.6		2,173	2,173	88	2,034	51
Assets available for sale		AFS	103	103	52	-	51
Equity securities measured at fair value		FVR	74	74	-	74	-
Cash collateral paid		L&R	1,146	1,146	-	1,146	-
Investments at fair value		FVR	171	171	36	135	-
Other		L&R	679	679	-	679	-
Cash and cash equivalent			5,916	5,916	5,916	-	-
Cash equivalents		FVR	4,330	4,330	4,330	-	-
Cash		FVR	1,586	1,586	1,586	-	-
Trade payables		LAC	7,889	7,828	-	7,828	-
Financial liabilities	10.2		37,481	41,147	30,940	10,161	46
Financial debt		LAC	37,176	40,842	30,940	9,902	-
Bonds at fair value through profit or loss		FVR	27	27	-	27	-
Commitment to purchase ECMS shares		FVR	232	232	-	232	-
Other commitments to purchase non-controlling interests		LAC	46	46	-	-	46
Dervatives, net amount	10.7		1,165	1,165	-	1,165	-

The market value of the net financial debt carried by Orange was 34,392 million euros as at December 31, 2013, for a carrying amount of 30,726 million euros.

			December 31, 2012
(in millions of euros)	Note	Classification under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	3.3	L&R	4,635	4,635	-	4,635	-
Financial assets	10.6		1,375	1,375	164	1,120	91
Assets available for sale		AFS	139	139	48	-	91
Equity securities measured at fair value		FVR	74	74	-	74	-
Cash collateral paid		L&R	374	374	-	374	-
Investments at fair value		FVR	133	133	116	17	-
Other		L&R	655	655	-	655	-
Cash and cash equivalent			8,321	8,321	8,321	-	-
Cash equivalents		FVR	7,116	7,116	7,116	-	-
Cash		FVR	1,205	1,205	1,205	-	-
Trade payables		LAC	8,034	8,052	-	8,052	-
Financial liabilities	10.2		39,270	44,022	34,768	9,219	35
Financial debt		LAC	38,988	43,740	34,768	8,972	-
Bonds at fair value through profit or loss		FVR	27	27	-	27	-
Commitment to purchase ECMS shares		FVR	220	220	-	220	-
Other commitments to purchase non-controlling interests		LAC	35	35	-	-	35
Dervatives, net amount	10.7		558	558	-	558	-

The market value of the net financial debt carried by Orange was 35,297 million euros as at December 31, 2012, for a carrying amount of 30,545 million euros.

NOTE 12 Income tax

12.1 Income tax in profit and loss statement

(in millions of euros)	2014	2013	2012
France tax group	(745)	(996)	(912)
• Current tax	(341)	(510)	(634)
• Deferred taxes	(404)	(486)	(278)
United Kingdom	(88)	(6)	(41)
• Current tax	(87)	(98)	(108)
• Deferred taxes	(1)	92	67
Spain	(220)	(74)	122
• Current tax	(64)	(74)	(31)
• Deferred taxes	(156)	-	153
Poland	(6)	(5)	(40)
• Current tax	(7)	(18)	(30)
• Deferred taxes	1	13	(10)
Other subsidiaries	(514)	(324)	(360)
• Current tax	(512)	(399)	(445)
• Deferred taxes	(2)	75	85
TOTAL	(1,573)	(1,405)	(1,231)
• Current tax	(1,011)	(1,099)	(1,248)
• Deferred taxes	(562)	(306)	17

France tax group

The income tax expense reflects the effects of the 2014 Finance Act and the 2014 amended Finance Act. Consequently, a corporate tax rate of 38% is applicable for financial years 2014 and 2015 (38% in 2013 and 36.10% in 2012).

The current income tax expense mainly relates to income tax of the current year. Since 2012, it is calculated on the basis of 50% of taxable income due to the restricted utilization of tax loss carryforward.

The deferred tax expense mainly arises from the use of tax loss carryforward. The extension of the tax rate of 38% to the financial year 2015 results in a deferred tax income of 60 million euros representing the update of the net deferred tax asset position as of December 31, 2014 (52 million euros in 2013 and 72 million euros in 2012). In 2012, the deferred tax charge included a deferred tax income of 381 million euros in relation with the new French “part-time for senior” plans.

Contentious procedures before the Administrative Court of Appeal of Versailles relating to the 2000-2005 tax audit are still in progress at December 31, 2014. The Court’s decisions could be rendered in 2015. Following the adverse ruling of the Administrative Court of Montreuil on 4 July 2013, Orange SA paid in 2013 the remaining balance on principal and interests for late payment claimed by the Administration for a total amount of 2,146 million euros.

Orange SA is currently subject to tax audits for the years 2010 to 2012. At December 31, 2014 the adjustments have no material effect on the Group's accounts. The tax audit is still ongoing in 2015.

United Kingdom

The current income tax charge primarily reflects the taxation of Orange's brand activities.

The corporate tax rate was reduced to 23% as from April 1, 2013, then 21% as from April 1, 2014 and to 20% as from April 1, 2015. As a result of these ongoing reductions in tax rate, the deferred tax mainly reflects the adjustment of the deferred tax liability related to the Orange brand for 94 million euros in 2013 and 63 million euros in 2012.

Spain

The current income tax expense represents the obligation to pay a minimum tax calculated on the basis on 75% of the taxable income due to restricted utilization of tax losses carried forward, applied to the tax rate of 30%.

The tax reform enacted at the end of 2014 includes a progressive decrease in tax rate to 28% in 2015 and 25% from 2016. Besides, the restriction of the use of tax losses carried forward is further maintained and set to 60% of the taxable income for the year 2016 and 70% from 2017.

In 2014, the deferred tax expense reflects the reduction of 104 million euros of deferred tax assets recognized resulting from the long-term run of the restricted utilization of tax losses carried forward and the effects of tax measures over the 2015-2019 business plan. A deferred tax expense of 52 million euros was also accounted for in relation with the update of the net deferred tax asset position at December 31, 2014.

5

In 2012, the deferred tax income was mainly related to the reassessment of deferred tax assets amounting to 110 million euros due to business plans deemed favorable.

Other subsidiaries

In 2014, the current income tax includes the income tax charge of 172 million euros paid in relation with the disposal of Orange Dominicana.

Group tax proof

(in millions of euros)	2014	2013	2012
Net income before tax of continuing operations	2,933	3,583	2,452
Statutory tax rate in France	38.00%	38.00%	36.10%
Theoretical income tax	(1,114)	(1,361)	(885)
Reconciling items:
Impairment of goodwill	(87)	(194)	(625)
Share of profits (losses) of associates and joint ventures	(82)	(81)	(52)
Adjustment of prior-year taxes	77	(16)	(102)
Reassessment of deferred tax assets	(181)	(74)	72
Difference in tax rates (1)	224	232	238
Change in applicable tax rates	1	146	135
Tax effect related the disposal of Orange Dominicana (2)	(102)	-	-
Other reconciling items (3)	(309)	(57)	(11)
Effective income tax on continuing operations	(1,573)	(1,405)	(1,231)

Effective tax rate	53.65%	39.22%	50.19%

(1) The Group is present in juridictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (21% in 2014, 23% in 2013 and 25% in 2012), Spain (tax rate of 30%) and Poland (tax rate of 19%).

(2) Comprised of the income tax charge paid for 172 million euros partially compensated by the positive effect of the non-taxation (70 million euros) of the sale gain of Orange Dominicana (see Note 2).

(3) Mainly includes the non deductible interests in France (respectively an income tax expense of 127, 81 and 68 million euros in 2014, 2013 and 2012).

12.2 Corporate income tax on components of other comprehensive income

	2014			2013			2012
(in millions of euros)	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount
Actuarial gains and losses on post-employment benefits	(150)	29	(121)	23	(4)	19	(84)	29	(55)
Assets available for sale	(26)	-	(26)	8	-	8	7	-	7
Cash flow hedges	(273)	96	(177)	(298)	101	(197)	(394)	134	(260)
Net investment hedges	(85)	26	(59)	41	(14)	27	99	(34)	65
Translation adjustments	672	-	672	(453)	-	(453)	264	-	264
Other comprehensive income of associates and joint ventures	(26)	-	(26)	(42)	-	(42)	(18)	(5)	(23)
TOTAL	112	151	263	(721)	83	(638)	(126)	124	(2)

12.3 Tax position in the statement of financial position

	December 31, 2014			December 31, 2013			December 31, 2012
(in millions of euros)	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
• Current tax (1)	-	335	(335)	-	256	(256)	-	2,423	(2,423)
• Deferred taxes (2)	2,119	-	2,119	2,368	-	2,368	2,693	-	2,693
United Kingdom
• Current tax	-	42	(42)	-	43	(43)	-	43	(43)
• Deferred taxes (3)	-	617	(617)	-	616	(616)	-	709	(709)
Spain
• Current tax	33	-	33	33	-	33	23	-	23
• Deferred taxes (4)	397	86	311	561	94	467	572	86	486
Poland
• Current tax	-	13	(13)	-	22	(22)	-	29	(29)
• Deferred taxes	217	-	217	222	-	222	214	-	214
Other subsidiaries
• Current tax	99	294	(195)	77	271	(194)	86	299	(213)
• Deferred taxes	84	254	(170)	100	244	(144)	115	307	(192)
TOTAL
• Current tax	132	684	(552)	110	592	(482)	109	2,794	(2,685)
• Deferred taxes	2,817	957	1,860	3,251	954	2,297	3,594	1,102	2,492

(1) O/w effect of the tax audits covering fiscal years 2000 to 2005 including tax audit payment in 2013 (see Note 12.1).
(2) O/w deferred tax assets on tax losses carried forward indefinitely.
(3) O/w deferred tax liabilities on the Orange brand.
(4) O/w deferred tax assets on tax losses carried forward indefinitely.

Change in net current tax

(in millions of euros)	2014	2013	2012
Net current tax - opening balance	(482)	(2,685)	(2,501)
Cash tax payments	758	1,141	1,145
Payment related to the disposal of Orange Dominicana (1)	172	-	-
Payment related to 2005 tax audit settlement	-	2,146	-
Current income tax expense	(1,011)	(1,099)	(1,247)
Changes in consolidation scope, reclassification and translation adjustments	9	10	(82)
Reclassification to assets held for sale (2)	2	5	-
Net current tax - closing balance	(552)	(482)	(2,685)

(1) Income tax cash paid related to the disposal of Orange Dominicana is presented as "Proceeds from sales of investments, net of cash transferred" in the consolidated cash-flow presentation.
(2) Orange Dominicana in 2014 and in 2013.

Change in net deferred tax

(in millions of euros)	2014	2013	2012
Net deferred taxes - opening balance	2,297	2,492	2,287
Change in income statement	(562)	(306)	17
Change in other comprehensive income	151	83	129
Changes in consolidation scope, reclassification and translation adjustments	(26)	59	59
Reclassification to assets held for sale(1)	-	(31)	-
Net deferred taxes - closing balance	1,860	2,297	2,492

(1) Orange Dominicana in 2013.

Deferred tax assets and liabilities by type

	December 31, 2014			December 31, 2013			December 31, 2012
(in millions of euros)	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement
Provisions for employee benefit obligations	1,034	-	66	943	-	(12)	959	-	390
Fixed assets	937	1,032	(58)	1,153	1,149	157	1,058	1,261	292
Tax losses carryforward	4,471	-	(800)	5,517	-	(349)	5,824	-	(415)
Other temporary differences	1,704	1,060	(148)	1,649	955	(39)	1,591	922	(260)
Deferred tax	8,146	2,092	(940)	9,262	2,104	(243)	9,432	2,183	7
Unrecognized deferred tax assets	(4,194)	-	378	(4,861)	-	(63)	(4,757)	-	10
Netting	(1,135)	(1,135)	-	(1,150)	(1,150)	-	(1,081)	(1,081)	-
TOTAL	2,817	957	(562)	3,251	954	(306)	3,594	1,102	17

At December 31, 2014, tax losses carried forward mainly relate to France, Spain and Belgium.

In France and Spain, recognized tax loss are expected to be fully utilized by 2017 and 2019 respectively, but could be materially affected by changes in tax rules and changes in business plans.

At December 31, 2014, unrecognized deferred tax assets, mainly including tax losses carried forward, relate to Spain for 2 billion euros and Belgium for 1.2 billion euros. Most of the tax loss carryforwards for which no deferred tax was recognized will expire beyond 2019.

NOTE 13 Shareholders' equity

At December 31, 2014, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 25.04% of Orange SA's share capital and 25.04% of the voting rights either directly or indirectly in concert with Bpifrance Participations.

13.1 Changes in share capital

No new shares were issued during 2014.

13.2 Treasury shares

As authorized by the Shareholders' Meeting of May 27, 2014, the Board of Directors instituted a new share buyback program (the 2014 Buyback Program) and cancelled the 2013 Buyback Program, with immediate effect. The 2014 Buyback Program is described in the Orange Registration Document filed with the French Securities Regulator on April 29, 2014.

Orange sold 16 million existing treasury shares to its current and retired employees in France who subscribed to "Cap'Orange" through the Orange savings plan.

The treasury shares were acquired in 2011 directly through share buy backs and the settlement of an over-the-counter forward purchase dated July 20, 2015.

As a consequence, Orange announced the early redemption of the forward purchase and its request for physical delivery of 700,000 shares, to be added to the 15.3 million existing shares already in treasury, in order to deliver the 16 million shares to the benefit of participating employees on July 31, 2014.

The other shares bought back by Orange during 2014 were shares bought back as part of the liquidity contract.

At December 31, 2014, Orange SA held 41,017 of its own shares (including 0 share as part of the liquidity contract), compared with 23,367,136 at December 31, 2013 (including 8,025,000 shares as part of the liquidity contract) and 21,481,241 at December 31, 2012 (including 6,135,000 shares as part of the liquidity contract).

13.3 Dividends

Full Year	Approved by	Description	Dividend per share (in euros)	Payout date	How paid	Total (in millions of euros)
2014	Board of Directors Meeting on July 28, 2014	2014 interim dividend	0.20	December 9, 2014	Cash	529
	Shareholders' Meeting on May 27, 2014	Balance for 2013	0.50	June 5, 2014	Cash	1,317
Total dividends paid in 2014						1,846
2013	Board of Directors Meeting on July 24, 2013	2013 interim dividend	0.30	December 11, 2013	Cash	788
	Shareholders' Meeting on May 28, 2013	Balance for 2012	0.20	June 11, 2013	Cash	526
Total dividends paid in 2013						1,314
2012	Board of Directors Meeting on July 25, 2012	2012 interim dividend	0.58	September 12, 2012	Cash	1,528
	Shareholders' Meeting on June 5, 2012	Balance for 2011	0.80	June 13, 2012	Cash	2,104
Total dividends paid in 2012						3,632
2011	Board of Directors Meeting on July 27, 2011	2011 interim dividend	0.60	September 8, 2011	Cash	1,585

As regards dividends, the amount available to provide return to shareholders is calculated on the basis of the total net income and the retained earnings, under French GAAP, of the entity Orange SA, the parent company.

13.4 Issue of subordinated notes

On February 7, 2014, Orange issued the equivalent of 2.8 billion euros of deeply subordinated undated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25% until the first reset date, 1 billion euros with a fixed-rate coupon of 5.25% until the first reset date and 650 million pounds with a fixed-rate coupon of 5.875% until the first reset date. A reset of interest rate at market conditions is provided contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after February 7, 2020, February 7, 2024, February 7, 2022 in occurrence of contractually defined events.

Step-up clauses involve adjustments of 25 bps in 2025 and additional 75 bps in 2040 for the first tranche, of 25 bps in 2024 and additional 75 bps in 2044 for the second tranche and of 25 bps in 2027 and additional 75 bps in 2042 for the third tranche.

On October 1, 2014, Orange issued the equivalent of 3 billion euros of deeply subordinated undated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4% until the first reset date, 1.25 billion euros with a fixed-rate coupon of 5% until the first reset date and 600 million pounds with a fixed-rate coupon of 5.75% until the first reset date. A reset of interest rate at market conditions is provided contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after October 1, 2021, October 1, 2026, April 1, 2023 in occurrence of contractually defined events.

Step-up clauses involve adjustments of 25 bps in 2026 and additional 75 bps in 2041 for the first tranche, of 25 bps in 2026 and additional 75 bps in 2046 for the second tranche and of 25 bps in 2028 and additional 75 bps in 2043 for the third tranche.

These notes, listed on Euronext Paris, are lowest ranking subordinated notes (senior compared to shareholders): the holders will be remunerated (whether on nominal, interests or any other amount) after all other creditors, including holders of participating loans and securities simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons constitute arrears of interest and bear interest which shall become due and payable in full under circumstances defined contractually and under the control of the issuer.

According to the Group comprehension, some rating agencies assign to these instrument an equity component of 50%.

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at BCE fixing on issue date (0.8314 for the issue of February 2014 and 0.7782 for the issue of October 2014) and will not be reevaluated through the life of the note. Coupons (no occurrence in 2014) will impact equity 5 working days before the annual date of payment (February 7 for the three tranches of the first issue, October 1 for the euros tranches of the second issue and April 1 for the pound sterling tranche of the second issue), unless Orange exercises its right to defer their payment.

In 2015, Orange did not exercise its right to defer the coupon related to the issue of February 2014 and therefore paid to holders on February 9, 2015, a remuneration of 146 million euros.

The operation's prospectus has been certified by AMF: visa no. 14-036.

13.5 Cumulative translation adjustment

(in millions of euros)	2014	2013	2012
Profit (loss) recognized in other comprehensive income during the period	27	(311)	271
Reclassification to net income for the period	258	(3)	(167)
Total transaction adjustments for continuing operations	285	(314)	104
Profit (loss) recognized in other comprehensive income during the period (1)	387	(139)	160
Total translation adjustments for discontinued operations	387	(139)	160

(1) These translation adjustments are only about EE.

The reclassification of translation adjustments to net income for the period is due, in 2014, to transactions relating to the disposal of Orange Dominicana and the loss of control of Telkom Kenya (see Note 2.2) and, in 2012, to the disposal of Orange Suisse (see Note 2.2).

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Pound sterling	849	460	601
Polish zloty	821	900	952
Egyptian pound	(344)	(391)	(304)
Slovakian crown	220	220	221
Dominican Peso	-	(165)	(100)
Other	(122)	(272)	(165)
TOTAL	1,424	752	1,205
o/w share attributable to owners of the parent company	1,152	512	941
o/w share attributable to non-controlling interests	272	240	264

The cumulative translation adjustment of EE is presented in the line Pound sterling for 836 million euros at the end of 2014. This cumulative translation adjustment will be reclassified in the net income when the disposal of EE becomes effective.

13.6 Non-controlling interests

(in millions of euros)	2014	2013	2012
Credit part of net income attributable to non-controlling interests (a)	340	336	434
o/ w Sonatel Group	205	182	157
o/ w Orange Polska	65	43	108
o/ w Mobistar Group	20	37	83
o/ w Jordan Telecom Group	18	24	41
Debit part of net income attributable to non-controlling interests (b)	(40)	(76)	(150)
o/ w Telkom Kenya	(27)	(41)	(93)
o/ w Egypt	(7)	(8)	(27)
Net income attributable to non-controlling interests (a) + (b)	300	260	284
Credit part of comprehensive net income attributable to non-controlling interests (a)	359	316	485
o/ w Sonatel Group	208	179	160
o/ w Orange Polska	47	37	160
o/ w Jordan Telecom Group	44	16	38
o/ w Mobistar Group	20	37	83
Debit part of comprehensive net income attributable to non-controlling interests (b)	(33)	(76)	(131)
o/ w Telkom Kenya	(23)	(40)	(76)
o/ w Egypt	(7)	(7)	(26)
Comprehensive net income attributable to non-controlling interests (a) + (b)	326	240	354

(in millions of euros)	2014	2013	2012
Dividends paid to minority shareholders	294	359	579
o/ w Sonatel Group	171	164	157
o/ w Orange Polska	77	77	234
o/ w Jordan Telecom Group	27	43	48
o/ w Mobistar Group	-	51	104

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Debit part of equity attributable to non-controlling interests (a)	2,152	2,101	2,128
o/ w Orange Polska	989	1,018	1,082
o/ w Sonatel Group	597	561	515
o/ w Jordan Telecom Group	206	189	216
o/ w Mobistar Group	177	157	170
Credit part of equity attributable to non-controlling interests (b)	(10)	(116)	(50)
o/ w Telkom Kenya	-	(49)	(10)
Total Equity attributable to non-controlling interests (a) + (b)	2,142	1,985	2,078

For Telkom Kenya, the transactions described in Note 2.2 resulted in 2014 in the reclassification of (83) million euros from "equity attributable to the non-controlling interests" to "equity attributable to the owners of the parent".

13.7 Earnings per share

(in millions of euros)	2014	2013	2012
Net income of continuing operations used for calculating basic earnings per share (a)	957	1,918	937
Impact of dilutive instruments:
Free share award plan	-	-	(1)
Net income of continuing operations used for calculating diluted earnings per share (b)	957	1,918	936
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	(135)	(45)	(117)
Net income used for calculating basic earnings per share (a) + (c)	822	1,873	820
Net income used for calculating diluted earnings per share (b) + (c)	822	1,873	819

(number of shares)	December 31, 2014	December 31, 2013	December 31, 2012
Weighted average number of ordinary shares outstanding - basic	2,632,656,483	2,626,964,036	2,632,833,980
Impact of dilutive instruments:
Free share award plan	-	-	13,246,540
Forward purchase contract	-	-	76,826
Weighted average number of shares outstanding - diluted	2,632,656,483	2,626,964,036	2,646,157,346

Pursuant to IAS 33.9 and IAS 12, net income used for calculating basic earnings per share has been adjusted to take into account the cost of the coupon potentially payable to holders of subordinated notes issued by the Group.

The TDIRA, which were non-dilutive, were not included in the calculation of diluted earnings per share.

Subscription options were not included in the calculation of diluted earnings per share, their exercice price was greater than the annual average share price, which amounted to 11.38 euros in 2014. Details of each plan are described in Note 5.3.

NOTE 14 Unrecognized contractual commitments

At December 31, 2014, Orange is not aware of having entered into any commitment involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this note.

14.1 Operational activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operational activities commitments	13,741	5,311	4,613	3,817
Operating leases	5,694	916	2,512	2,266
Handsets purchases	2,467	2,260	207	-
Transmission capacity purchases	647	264	349	34
Other goods and services purchases	2,420	791	1,022	607
Investment commitments	1,078	772	306	0
Public-to-private service concession commitments	602	103	72	427
Guarantees granted to third parties in the ordinary course of business	833	205	145	483

Operating leases

Operating lease commitments mainly include property lease commitments. Other leases are leases in form of overhead (equipment, vehicles and other assets). Future finance lease payments are shown in Note 11.3.

(in millions of euros)	Discounted value of future lease payments	Minimum future lease payments
Property lease commitments	4,294	5,497
o/w technical activities	2,674	3,552
o/w shops / offices activities	1,620	1,945

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than five years
Property lease commitments	5,497	843	740	629	553	468	2,264

The operating leases correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The discount rate corresponds to the weighted average cost of the Group bond debt.

The indefinite term leases amount to approximately 10% of the total of the property lease commitments.

The property lease commitments in France represent 65% of the total of the property lease commitments.

The Group may choose whether or not to renew these commercial leases upon expiration or replace them by other leases with renegotiated terms and conditions. For some of them, a provision for onerous contracts has been booked at December 31, 2014 (see Note 4.3).

Transmission capacity purchases

At December 31, 2014, purchase commitments of transmission capacity amount to 647 million euros, including 468 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up to 2020).

Other goods and services purchases

The Group's most significant commitments at December 31, 2014 relate to the following:

  the sites management service contracts ("TowerCos") signed in Africa: these commitments amount to 554 million euros at the end of December 2014;

  the network maintenance for 462 million euros;

  the maintenance of submarine cables for which Orange has joint ownership or user rights, for an estimated overall amount of 190 million euros;

  the purchase of cinematographic works within the framework of an agreement signed by the Group with the CSA (French Broadcasting Authority) in December 2013 to support the film creation. The Group guarantees to the French and European cinema sector a 179 million euros investment over five years. At December 31, 2014, this commitment amounts to 148 million euros;

  the purchase of broadcasting rights for 137 million euros;

Investment commitments

At the end of December 2014, they amount to 1,078 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to various administrative authorities such as ensuring a certain coverage and a certain quality level. These commitments, which have been undertaken primarily as part of license award processes, will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. Such commitments have been made towards the French authorities for frequencies obtained in 2011 in the 2.6 GHz and 800 MHz bands and towards the Romanian authorities for frequencies obtained in 2012 in bands of 800 MHz to 2.6 GHz.

In France, the Group agreed to meet the following conditions:

  an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under full MVNO schemes;

  an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band), which can be met by using both the allocated frequencies and other frequencies;

  more specifically, for the 800 MHz band, an obligation to provide coverage in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, an obligation to provide roaming in each département (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white area" program.

In Romania, the Group agreed to meet the following conditions:

  an obligation to provide mobile coverage of at least 95% of the population within 225 of 732 localities with mobile communication services in UMTS or LTE technologies, for the 800 MHz and 900 MHz bands;

  an obligation to provide voice services coverage of at least 98% of the population of inhabited areas, for 900 MHz and 1.8 GHz bands;

  an obligation to provide Broadband data services of at least 60% of inhabited areas;

  an obligation to provide voice mobile communication services coverage of 80% of the population by 5 April 2017 and Broadband data mobile communication services of 30% of the population by 5 April 2019, for 1.8 GHz and 2.6 GHz bands.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Public-to-private service concession commitments

As part of the deployment of the high and very high speed network in France, the Group entered into public-to-private service concession contracts. These contracts of construction and network operation, staggering until 2038, will be accounted for, as they are carried out, as 58 million euros intangible assets and as 544 million euros financial assets, in accordance with accounting principles described in Note 18.3.

Guarantees granted to third parties in the ordinary course of business

The commitments made by the Group towards third parties in the ordinary course of business mainly concern performance guarantees granted to certain Enterprise customers as part of the enhancement of networks and remote access security. At the end of December 2014, these commitments amount to 419 million euros.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated companies are not considered as unrecognized contractual commitments, as they would not increase the Group commitments in comparison to the underlying obligations of the consolidated entities.

Regarding individual training rights for employees of French entities of the Orange Group, vested rights not yet used totaled approximately 10.5 million hours at December 31, 2014. In accordance with French accounting standards (CNC Urgent Issues Committee Opinion 2004-F on the recognition of individual rights to training for employees), the costs associated with rights are expensed over the period and do not give rise to a provision except in case of request submitted by the employee within the framework of a Personal Leave for Training, of a dismissal or of a resignation.

From January 1st, 2015, a new plan, the personal training account, will enter into force and will replace the individual training rights for the employees under contract. This new plan will be financed by an annual contribution from French entities of 0.2% of the payroll of the employees under contract, which represents a insignificant amount for the Group. The individual training rights will be maintained for the public servants. The personal training account will not give rise to a provision.

14.2 Group consolidation scope commitments

Asset and liability guarantees granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to standard warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

On December 31, 2014, the main warranties in effect were the following:

  warranties were granted to the joint venture EE at the time of the transfer of the United Kingdom operations, on the one hand related to the restructuring of interests and assets carried out prior to the contribution (uncapped warranties expiring in 2022), and on the other hand tax-related (warranty capped at 5 billion pounds sterling, or 6,419 million euros at December 31, 2014) expiring in 2017;

Moreover, as part of the merger of Orange and Deutsche Telekom operations in the United Kingdom, Orange counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (962 million euros at December 31, 2014), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-Mobile (UK) towards the joint venture created with H3G as part of a 3G network sharing agreement (i.e. a guarantee capped at 375 million pounds sterling, or 481 million euros for Orange);

In addition, Orange retained certain compensation obligations in relation to the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange Personal Communications Services (now accounted for under the equity method). These compensation obligations are capped at 315 million pounds sterling, or
405 million euros, at December 31, 2014. These obligations will expire at the latest in February 2017;

The commitments resulting from the on-going transaction related to EE disposal are described in Note 2.2.

  tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and internet operations in the Netherlands in 2007. These warranties will expire at the end of the statutory limitation period, in 2019;

  standard warranties granted by the Group as part of Orange Austria disposal in 2013. These warranties amount to
  107 million euros and will expire at the end of the statutory limitation period, in 2015 and 2023;

  tax-related warranty granted as part of Orange Suisse disposal in 2012. This warranty is not capped and will expire in 2017;

  standard warranties granted by the Group as part of Orange Dominicana disposal in 2014;

  miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with regard to the Group's results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange has made or received commitments to purchase or to sell securities. The purpose of this section is to describe those options that, if exercised, could have a material impact on the Group's financial condition, excluding any commitments potentially arising from a change of control or from mechanisms arranging for the exit of a shareholder (preferential rights, rights of first refusal, etc.).

The commitments given and received by Orange under the agreements signed on April 11, 2012, concerning Mobinil in Egypt, are described in Note 2.2.

An advance market commitment of 3.4 billion euros has been issued in connection with the tender offer for 100% of the Jazztel shares (see Note 2.2). The Group has pledged monetary financial securities amounting to 2.9 billion euros for the benefit of the bank which issued the legally required guarantee to secure the offer. The net value of the Group commitments amounts to 527 million euros.

The other main agreements including the call options granted to the Group involve Orange Tunisie, Médi Telecom and Korek Telecom. If the Group exercises these options, its partners may in turn exercise the put options they hold on these securities. If all of the options were exercised, the associated disbursements would total approximately 100 million euros on December 31, 2014, excluding the options that would be triggered if Orange gained control of Korek Telecom since this possibility is remote in the current environment. The exercise price for these options, which is in most cases based on market values, is subject to change depending on the contractual mechanisms for determining market value, changes in the performance of target companies or general market factors. The maturity dates of these options vary. Changes of control that may result from the exercise of such options may be subject to government authorization.

Orange Tunisie

Under the terms of the shareholders' agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option was exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Médi Telecom

As part of the acquisition on December 2, 2010 of 40% of the share capital and voting rights of the Moroccan operator Médi Telecom from FinanceCom and Caisse de Dépôt et de Gestion groups, the parties agreed upon a certain number of provisions related to changes in the ownership structure of Médi Telecom. Orange was benefiting from a call option exercisable between June 1 and November 30, 2014, on a maximum of 9% of the share capital at a price set with reference to market value if the company was not listed on a stock exchange market. In addition, the agreements provide that, should the shares not be transferred to Orange by January 1st, 2015, Orange will automatically become the usufructuary of 10.10% of the capital and voting rights and will thus gain control of Médi Telecom.

On September 5, 2014, Orange exercised its call option and in the absence of an agreement between the shareholders about the market value of Médi Telecom, a financial expert was appointed on January 19, 2015 in accordance with the shareholders’ agreement to assess the company. The takeover of Médi Telecom by Orange, including through the usufructuary agreement, is still submitted to the authorization of The National Telecommunications Regulatory Agency in Morocco.

Korek Telecom

In November 2014, in accordance with the terms of the Korek shareholders' agreement dated March 10, 2011, the joint venture formed between Agility and Orange (which own respectively 54% and 46% of its capital) notified to its Iraqi co-shareholder the exercise of a call option to acquire 7% of Korek Telecom's share capital, that would result in an increase of its interest from 44% to 51%. Orange must finance a percentage of this acquisition equal to its share in the joint venture. However, the Iraqi co-shareholder notified its objection to the exercise of the call option. In accordance with the shareholders' agreement, a procedure to appoint an expert is on going to determine the price of the call option. In case of actual transfer of the shares, Orange would still hold an indirect minority interest in Korek Telecom.

As Orange did not take the indirect control over Korek Telecom in 2014, Agility has a call option on its entire shares in the joint venture until December 31, 2015. If Agility does not exercise this call option and if Orange takes the indirect control over Korek Telecom in the future, Agility will have the possibility to sell its interest in the joint venture to Orange.

Furthermore, on July 2, 2014, the Iraqi regulatory agency notified Korek Telecom of its decision to cancel the partnership with Orange/Agility and required that it re-establish the shareholder structure existing before the execution of the partnership agreements in March 2011. The regulator argues that the conditions precedents to its approval of the transaction in 2011 were not satisfied and that it is therefore entitled to withdraw this approval. A litigation between Korek Telecom and the Iraqi regulatory authority is on going to overrule the decision of the regulatory authority.

14.3 Financing commitments

The Group's main commitments related to borrowings are set out in Note 11.

Orange has pledged certain investments and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines.

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

As at December 31, 2014, Orange has pledged monetary instruments of 2.9 billion euros for the acquisition of Jazztel (see Note 2.2).

(in millions of euros)	December 31, 2014	December 31, 2013	December 31, 2012
Assets held under finance leases	576	688	690
Non-current pledged or mortgaged assets (1)	3,004	103	128
Collateralized current assets	59	65	76
Securitized receivables (2)	1,049	1,453	1,513
TOTAL	4,688	2,309	2,407

(1) Non-current pledged or mortgaged assets are shown excluding cash collateral deposits, which are presented in Note 10.6.
(2) See Note 3.3

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

	December 31, 2014
(in millions of euros)	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a) / (b)
Intangibles assets, net (excluding goodwill)	11,811	89	1%
Property, plant and equipment, net	23,314	14	0%
Non-current financial assets	1,331	-	-
Pledged monetary financial securities in connection with the offer on Jazztel	2,901	2,901	100%
Other (1)	28,859	-	-
TOTAL NON-CURRENT ASSETS	68,216	3,004	4%

(1) This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.

NOTE 15 Litigations

As at December 31, 2014, the contingency reserves recorded by the Group for all the disputes (except tax litigations that are described in Notes 12.1 and 8.1) in which it is involved amounted to 491 million euros (versus 414 million euros at December 31, 2013 and 487 million euros at December 31, 2012). As a rule, Orange believes that any disclosure on a case-by-case basis could seriously harm its position, but provides details of the provisions recorded by categories of litigation such as reflected thereafter. The balance and overall movements on provision are presented on Note 4.6.

(in millions of euros)	Note	December 31, 2014	December 31, 2013	December 31, 2012
France Litigations (1)	15.1	290	125	175
Spain Litigations	15.2	20	40	47
Poland Litigations	15.3	154	184	202
Other countries Litigations	15.4	27	65	63
TOTAL		491	414	487

(1) Includes provisions affecting France, Enterprise and International Carriers & Shared Services.

A number of claims have been made against Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order or a sanction. If the claims are upheld, Orange may also be ordered to pay fines that in theory can reach up to 10% of the Group’s turnover. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

The proceedings which could significantly impact Orange’s financial position are described below.

15.1 France litigations

Litigations related to competition law

Fixed networks and contents

  The Numericable group initiated in 2010 before the Commercial Court of Paris and before the International Court of Arbitration of the International Chamber of Commerce of Paris, proceedings aimed at the compensation of the damage caused by an alleged de facto termination of the agreements signed with Orange giving Numericable the right to use, for its cable networks, Orange’s civil engineering installations. These agreements were entered into successively in 1999, 2001 and 2004 as part of the sale of certain cable networks. The claims lodged by Numericable total over 3.1 billion euros; they were all rejected: on February 25, 2013, the Court of Arbitration of the International Chamber of Commerce of Paris rejected definitively all claims amounting to 542 million euros with respect to the 2004 agreements; and on June 20, 2014, the Paris Court of Appeal upheld the judgment of the Commercial Court of Paris dated April 23, 2012 which had dismissed all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 agreements. Furthermore, the Court acknowledged the excessive nature of Numericable’s action. On August 29, 2014, Numericable lodged an appeal before the French Supreme Court. Orange believes that its claims are totally unfounded.

  In 2010, Completel sued Orange SA before the Paris Commercial Court to claim 496 million euros in damages allegedly suffered from practices engaged in by Orange on the wholesale broadband market between 2000 and 2002. On September 19, 2014, the Paris Court of Appeal upheld the decision of the Paris Commercial Court dated December 13, 2011, which had entirely dismissed Completel’s claims, holding that Completel could not have suffered any losses from these practices, considering its own strategy and its financial capacity at the time. In the absence of an appeal before the Supreme Court, these proceedings are definitively closed.

  On December 9, 2009, SFR announced that it had filed a complaint with the French Competition Authority, claiming that Orange had engaged in anticompetitive practices on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. Altitude Infrastructure filed a similar complaint in July 2009. These complaints challenge the time allowed and the tariffs set by Orange to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which Orange itself bids in response to tender offers issued by the local communities. The investigation is pending. In parallel, SFR brought an action for damages before the Paris Commercial Court on June 18, 2013. The total claims amounts provisionally to 50 million euros. At this stage, Orange believes that SFR’s claims are unfounded and was granted by the Court a stay of proceedings until the decision of the Competition Authority.

  On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 500,000 euros with respect to services provided in 2008. SFR and Verizon filed appeals against these decisions and claim respectively 49 million euros for interconnection services provided by Orange in 2006 and 2007 and 41 million euros for wholesale access or interconnection services provided by Orange from 2006 to 2008.

A few days before these decisions were rendered, Colt, British Telecom France and Completel brought actions against Orange SA before the Paris Commercial Court on the same grounds as Verizon. The three operators’ claims amount provisionally to a total of 27 million euros. Orange believes these claims to be unfounded.

  On April 24, 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers to the secondary residences market and claiming 218 million euros for the loss allegedly suffered. On February 12, 2014, the Court held that Orange SA had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. However, on October 8, 2014, the Paris Court of Appeal held that SFR did not show the existence of a relevant market limited to secondary residences and cancelled the first instance decision. On November 19, 2014, SFR lodged an appeal before the French Supreme Court.

  In July 2013, the European Commission carried out search and seizure operations at the premises of Orange SA and other European operators as part of an investigation procedure launched into the data connectivity on domestic access networks and the international transit business. Following the review of evidences collected, the Commission announced on October 3, 2014, that it ended its investigation in the absence of evidence of anti-competitive behavior.

Mobile networks

  On December 13, 2012, the French Competition Authority imposed a fine of 117 million euros against Orange SA and 66 million euros against SFR for having implemented as part of their unlimited offers launched in 2005 an excessive price discrimination between calls made within their own networks and calls made to their competitor’s network. Orange SA paid the fine and appealed the decision. On June 19, 2014, the Paris Court of Appeal ordered a stay of proceedings on the merits and remanded the case to the European Commission for consultation. On December 7, 2014, the Commission upheld the reasoning of the Competition Authority resulting in the imposed fine.

Following the decision of the French Competition Authority, Bouygues Telecom, Omea Telecom, Outremer Telecom and Euro-Information Telecom each brought in June 2013 an action against Orange SA before the Paris Commercial Court for damages allegedly suffered because of the sanctioned practices. As part of the settlement signed in March 2014 between Orange and Bouygues Telecom to put an end to certain litigation, Bouygues Telecom withdrew its claim for damages amounting to 700 million euros in principal. The other operators’ claims amount provisionally to a total of 129 million euros. Orange believes no damage was suffered by these operators.

  On April 14, 2008 and June 14, 2010, Bouygues Telecom, then, on August 9, 2010, SFR, filed complaints with the French Competition Authority objecting, on the B-to-B market for fixed-line and mobile services, to practices having consisted in loyalty discounts, coupling, discriminatory terms and predatory prices on the part of Orange SA in France since 2003. On October 27, 2014, Colt lodged a similar complaint with the Competition Authority. In December 2010, search and seizure operations were carried out by the Competition Authority in Orange SA premises and on May 15, 2012, the Paris Court of Appeal rejected the appeals against the orders authorizing these operations and recourses against the conditions in which these operations took place. The Authority started to investigate the substance of the case in March 2013 and Orange SA expects to receive during the first half of 2015 a statement of objections comprising several grounds for complaints.

  Concurrently to the ongoing investigation before the French Competition Authority, Bouygues Telecom had brought an action before the Paris Commercial Court on June 13, 2013, for damages allegedly suffered because of these practices and provisionally estimated at 400 million euros. As part of the settlement signed in March 2014 between Orange and Bouygues Telecom to put an end to certain litigation, Bouygues Telecom withdrew its claim. However, on December 18, 2014, Colt also brought against Orange SA an action on similar grounds for damages allegedly suffered since at least 2007 which, although not yet fully assessed, is according to its own words “considerable and worth millions of euros”.

  Digicel in July 2004 and Outremer Telecom in July 2005 brought claims before the French Competition Council, regarding practices of Orange Caraïbe and Orange SA in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana. The Competition Authority joined the two proceedings in 2007 and, on December 9, 2009, ordered Orange to pay a fine of 63 million euros in total. Orange paid the fine but lodged an appeal against this decision before the Paris Court of Appeal, which, on September 23, 2010, reduced the fine by 3 million euros. Orange appealed to the Supreme Court against this decision by the Court of Appeal, as did the President of the French Competition Authority and Digicel. On January 31, 2012, the French Supreme Court reversed the Court of Appeal’s decision and remanded the case to the Paris Court of Appeal for new examination. On July 4, 2013, the Paris Court of Appeal confirmed its first decision ordering Orange to pay a fine of 60 million euros and on January 6, 2015, the French Supreme Court made this decision definitive in dismissing Orange’s and Digicel’s appeals.

  Concurrently to this procedure before the French Competition Authority, in March 2009 Digicel initiated before the Paris Commercial Court legal action for damages stemming from these practices, in an amount which Digicel assessed in its latest pleas at 594 million euros. Similarly, Outremer Telecom initiated a similar action before the Paris Commercial Court on October 11, 2010, seeking compensation for an estimated 75 million euros damages. Orange Caraïbe and Orange SA believe that these claims are unfounded and that their amount appears in any event to be totally unjustified. The Court’s decisions are expected in 2015.

Other proceedings

  On January 13, 2015, the French Supreme Court dismissed Suberdine liquidators’ appeal against the Versailles Court of Appeal’s decision dated November 14, 2013, which held them inadmissible. Suberdine, distributor of Orange offers in France from 1995 to 2003 had sued Orange SA in 2004, claiming that Orange had suddenly terminated their business relationship and attributing to Orange the responsibility for its bankruptcy, which occurred at the end of 2003. In March 2006, the Court had ordered Orange to pay Suberdine 12 million euros in damages. Before the second Court of Appeal examining the case on remand, the liquidators claimed up to 768 million euros in damages. The case is definitively closed.

  On June 27, 2012, the Paris Court of Appeal, examining the case on remand after partial annulment of its former decision by the French Supreme Court, had confirmed the rejection of all Lectiel’s and Groupadress claims aiming at the recognition of a prejudice valued at a minimum of 376 million euros, then reassessed at 551 million euros, allegedly resulting from Orange’s refusal to deliver them without charge its directory database, together with daily updates. The Court had to determine whether Orange’s anticompetitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel and Groupadress, and if so, for what amount. The Court had held that the claimants could not characterize any prejudice as they had unlawfully downloaded Orange’s data during the full considered period. Nevertheless, on June 3, 2014, the French Supreme Court partially reversed for the second time the decision of the Paris Court of Appeal and asked again the Court of Appeal to determine whether Orange’s established anticompetitive practices had caused damages to the two companies. Before the new Court of Appeal, Lectiel and Groupadress increased their claim to 4,7 billion euros without any justification, Orange believes that these claims are groundless.

15.2 Spain litigations

  On December 20, 2012, following the conclusion of a sanction procedure against Telefonica, Vodafone and Orange Espagne the Spanish Market and Competition Commission (CNMC) ordered the three operators to pay a fine of 120 million euros, including 30 million euros for Orange Espagne, for abuse of dominant position of each operator in its own termination market and abuse of a collective dominant position by the three operators in the origination market and termination market. The CNMC held that the three operators fixed abnormally high tariffs for SMS between 2000 and 2009. Orange believing this decision to be unfounded, obtained its provisional suspension on May 24, 2013 and lodged appeals on the merits against it together with the two other operators. At December 31, 2014, the appeals are pending before the courts. A decision is expected during the second half of 2015.

  Following a complaint lodged by British Telecom, the CNMC opened in January 2011 a procedure aiming at the practices of Orange, Telefonica and Vodafone on the wholesale markets of the Spanish mobile phone sector. The objective of this procedure was to verify that the retail offers of these operators can be replicated by their MVNOs. On January 8, 2013, Orange received a statement of objections from the CNMC. On March 11, 2014, the CNMC dismissed the complaint, judging that the MVNOs were able to reproduce the retail offers of these operators. British Telecom lodged an appeal against this decision.

15.3 Poland litigations

  On June 22, 2011, as part of a procedure initiated in April 2009, the European Commission imposed a fine of 128 million euros on Orange Polska (formerly TP) for an alleged abuse of dominant position on the broadband Internet access market in Poland. The Commission alleged that Orange Polska engaged in practices which aimed at preventing alternative operators from effectively accessing the market. On September 2, 2011, Orange Polska lodged an appeal against the Commission’s decision before the General Court of the European Union.

On April 16, 2012, Netia had initiated an amicable procedure before the Warsaw Commercial Court in order to obtain compensation from Orange Polska stemming from its practices on the wholesale broadband access market as sanctioned by the European Commission. The parties had not reached an agreement within the framework of this procedure. Nevertheless, in November 2014, Netia and Orange Polska concluded a settlement putting this case to an end.

  In September 2013, Magna Polonia initiated an amicable procedure before the Warsaw Commercial Court in order to obtain payment of a total 618 million zlotys (145 million euros) in damages from Orange Polska (formerly PTK Centertel) and three other operators in relation to alleged concerted practices aiming at delaying the development of new services on the mobile television market. Orange Polska refused the proposed settlement. Orange believes Magna Polonia’s claim to be unfounded.

  On March 18, 2013, the Polish Office of Competition and Consumer Protection (UOKiK) opened an investigation of the country’s three main mobile operators, including PTK Centertel. The UOKiK indicated that it suspected an abuse of a dominant position from the three operators in relation with their interconnection rates. At this stage of the procedure, Orange does not identify any risks relating to this investigation.

15.4 Other countries litigations

  On February 15, 2011, pursuant to an investigation on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services, the Romanian Competition Authority imposed a fine of 35 million euros on Orange Romania for abuse of a dominant position in refusing to conclude an interconnection agreement with Netmaster. Orange Romania was granted in summary proceedings a stay of execution of the decision, which it also appealed. In compliance with local rules and in view of the introduction of the appeal, 30% of the amount of the fine was deposited into an escrow account. On June 11, 2013, the Bucharest Court of Appeal upheld Orange Romania’s claims and cancelled the fine imposed by the Authority; but on June 3, 2014, the Romanian Supreme Court reversed the Court of Appeal’s decision for not having conducted a proper analysis of the facts characterizing an abuse of a dominant position. The case is remanded to the Bucharest Court of Appeal.

In addition, on April 5, 2011, the Romanian Competition Authority notified to Orange Romania the opening of a proceeding against all mobile operators for potential abuse of dominant position on their respective termination call market. The alleged practices are tariff differentiation between calls made within the same network and calls made to competitors’ networks, that would not be justified by a gap between the underlined cost of these two types of calls. A non-litigious procedure aiming at closing the case through a number of market commitments is ongoing between the Authority and Orange Romania.

  In September 2008 and December 2009, the Egyptian Telecoms Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decrees imposing a significant price decrease of contractual interconnection tariffs signed between TE and mobile phone network operators, among which Mobinil. In June 2010, the Administrative Court of the Egyptian State Council granted a stay of execution of these decrees until the issuance of a decision on the merits of the case. On May 25, 2013, the Administrative Supreme Court confirmed this stay of execution. Taking notice of these decisions, the NTRA issued a decree on February 10, 2014, ordering the operators to revert to the contractual interconnection tariffs. The procedure on the merits remains nevertheless ongoing.

After Mobinil filed in September 2009 a claim before an arbitral tribunal aimed at forcing TE to abide by its interconnection agreement and claimed indemnification from the violation of this agreement, TE filed a counter-claim for damages in December 2010, arguing that Mobinil had violated the interconnection agreement as well as some rules governing international calls and leased-lines. At December 31, 2014, TE’s claims amounted to 10.6 billion Egyptian pounds (1,2 billion euros) and Mobinil’s claims amounted to 407 million Egyptian pounds (47 million euros). The arbitral award is expected during the first half of 2015.

15.5 Other litigations

State aids

Two proceedings are currently pending before the Court of Justice of the European Union (CJEU) concerning alleged State aid from which Orange would have benefited:

  In January 2003, the European Commission launched an investigation concerning the financial measures announced by the French State on December 4, 2002. On such date, the Government had announced that it was prepared to extend a shareholder’s loan to Orange SA in advance of its participation in a capital increase with private investors. This shareholder’s loan was never actually put in place. In 2004, the European Commission found that these financial measures were incompatible with the common market but did not require any repayment of State aid. The French State and Orange SA but also Bouygues Telecom and the French association of network operators and telecommunications services (AFORS Telecom) lodged appeals against the Commission’s decision before the General Court of the European Union (GCEU). On May 21, 2010 the GCEU cancelled the decision of the European Commission judging that, although this government’s statement conferred, with other statements in support of Orange, a financial advantage to the latter, no public funds had been committed and that such statements did not represent State aid. But on March 19, 2013, the European Court of Justice (ECJ) cancelled the GCEU’s decision holding that, even though the shareholder’s loan had not been implemented, the announcement gave Orange an advantage granted through State resources as such a loan could potentially affect the state budget. The ECJ’s ruling does not contradict the effects of the European Commission’s decision that did not order any repayment of State aid. The case was remanded to the GCEU for a new examination. Its decision is expected during the first quarter of 2015.

  On May 20, 2008, the European Commission launched a formal in-depth investigation into the compliance with European regulations on State aid of the reform of the scheme relating to charges borne by Orange SA in connection with the retirement pensions for its civil servants, provided by the French law of July 26, 1996 when France Telecom became a public limited company. This investigation followed a complaint by Bouygues Telecom in 2002.

  By a decision dated December 20, 2011, the European Commission ordered the French state to align the calculation of Orange SA’s social security contributions to its competitors’ calculation, including with respect to the “non-common” risks (not supported by civil servant), i.e. contributions to unemployment risk and to non-payment of wages in case of restructuring or winding up of the Company. Following this decision, an amendment to the Act of July 2, 1990, was passed on August 16, 2012 imposing on Orange SA the payment of contributions linked to non-common risks; this provision being retroactively applicable to the contributions due with respect to compensation paid in 2012. Following the publication of the government decree implementing the Act, all the contributions due were paid to the French State in December 2012. Since then, they are paid directly by Orange SA to the appropriate government agencies.

   On March 2, 2012 and August 22, 2012 respectively, the French government and Orange appealed against the Commission’s decision before the GCEU. Orange believes that this decision creates a very strong structural disadvantage for the Company in relation to its competitors and contradicts a number of decisions previously adopted by the Commission itself, in particular the decision of 2007 regarding La Poste for which the reform was identical. These appeals are not suspensive. The GCEU’s decision could be rendered during the first half of 2015.

International litigations

  Concurrently to the actions brought since 2003 by former MobilCom CEO Gerhardt Schmid and certain minority shareholders of MobilCom claiming indemnification for the prejudice, valued at several billion euros, allegedly suffered because of the withdrawal from the UMTS project in Germany, that were put to an end by the decision of the German Supreme Court dated April 23, 2012, a few shareholders of Freenet pursue a lawsuit against their company based on an alleged underestimation of MobilCom shares at the time of its merger with Freenet in 2007. If successful, this lawsuit would aim at compelling Freenet’s management to file a claim for damages against Orange SA. On August 16, 2013, the Court of Kiel dismissed the shareholders’ claim rejecting any possibility to modify the conditions of the merger. The appeal of this decision is pending before the Court of Schleswig which will issue a final decision unappealable before the Supreme Court. This procedure did not evolve during 2014.

  Pursuant to the Paris Court of Appeal’s decision dated May 24, 2013, confirming the inadmissibility of the claims of Messrs Mikati, minority shareholders of FTML, who filed suit against Orange SA in 2007 in the Paris Commercial Court, seeking payment of 97 million US dollars, Messrs Mikati lodged an appeal before the Supreme Court and then withdrew it. This procedure is thus definitively closed.

Other than proceedings that may be initiated in respect of tax audits as disclosed in Notes 12.1 and 8.1, there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which Orange is aware of, which may have or have had in the last twelve months a material impact on the Company’s and/or Group’s financial position or profitability.

NOTE 16 Subsequent events

Disposal of EE

On February 5, 2015, Orange and Deutsche Telekom AG signed an agreement with BT Group plc (BT) to sell 100% of their shares in EE, their joint venture in the United Kingdom (see Note 2.2).

NOTE 17 Main consolidated entities

At December 31, 2014, the scope of consolidation has approximately 380 entities. The Group’s main consolidated entities are presented by segment in the table below.

The main changes in scope of consolidation for the year ended December 31, 2014 are set out in Note 2.2. Special-purpose entities included within the scope of consolidation are companies linked to securitization in France.

As regards subsidiaries with minority interests:

  Orange Polska’s financial data are presented in segment information and its financial statements are published in Warsaw Stock Exchange, Orange Polska being quoted;

  financial statements for Sonatel Group, Jordan Group, Mobistar and ECMS are respectively published at the Regional Stock Exchange (BRVM), Amman Stock Exchange, Brussels Stock Exchange and Cairo Stock Exchange, those companies' being quoted;

  the others subsidiaries are not significant compared to Orange financial data. Consequently, financial information is not presented for these subsidiaries in Orange’s consolidated financial statements.

COMPANY		COUNTRY
Orange SA	Parent company	France
Main consolidated entities
France Segment	% Interest	Country
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France
Orange Réunion	100.00	France

Spain Segment	% Interest	Country
Orange Espagne	100.00	Spain

Polska Segment	% Interest	Country
Orange Polska	50.67	Poland

Rest of the World Segment	% Interest	Country
Orange Armenia	100.00	Armenia
Mobistar	52.91	Belgium
Orange Botswana	73.68	Botswana
Orange Cameroon	94.40	Cameroon
Orange Centrafrique	100.00	Central African Republic
Orange RDC	100.00	Democratic Republic Of the Congo
ECMS and its subsidiaries	93.92	Egypt
Orange Guinée (2)	37.83	Guinea
Orange Bissau (2)	38.10	Guinea-Bissau
Orange Côte d'Ivoire	85.00	Ivory Coast
Côte d'Ivoire Telecom (1)	45.90	Ivory Coast
Jordan Telecom and its subsidiaries	51.00	Jordan
Orange Communications Luxembourg	52.91	Luxembourg
Orange Madagascar	71.79	Madagascar
Orange Mali (2)	29.65	Mali
Orange Moldova	94.35	Moldava
Orange Niger	80.00	Niger
Orange Romania	97.74	Romania
Sonatel (2)	42.33	Senegal
Sonatel Mobiles (2)	42.33	Senegal
Orange Slovensko	100.00	Slovakia

Entreprise Segment	% Interest	Country
Orange SA - Business Unit Entreprise	100.00	France
GlobeCast Holding and its subsidiaries	100.00	France
Network Related Services and its subsidiaries	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom

International Carriers & Shared Services Segment	% Interest	Country
Orange SA - Business Unit OI&SP	100.00	France
FT IMMO H and its subsidiaries	100.00	France
FT Marine and its subsidiaries	100.00	France
Orange Studio and its subsidiaries	100.00	France
OCS	66.66	France
Dailymotion	100.00	France
Securitization vehicles	100.00	France
Orange Brand Services	100.00	United Kingdom

(1) Orange SA owns and controls 90% of FCR Côte d'Ivoire, which owns and controls 51% of Côte d'Ivoire Telecom.

(2) Orange SA controls Sonatel and its subsidiaries,which are fuly consolidated, under the terms of the shareholders' agreement as supplemented by the Strategic Committee Charter dated July 13, 2005. Orange SA owns and controls 100% de FCR, which owns and controls 42,33% of Groupe Sonatel.

NOTE 18 Accounting policies

18.1 Consolidated financial statements preparation principle

Presentation

Income statement

Expenses are presented in the income statement based on their nature.

Operating income corresponds to net income before:

  finance income;

  finance costs;

  income taxes (current and deferred taxes);

  net income of discontinued operations or operations held for sale which represent a major line of business or geographical area of operations.

Statement of comprehensive income

This statement reconciles the consolidated net income to the comprehensive income for the period. Items in other comprehensive income are reported based on whether they are potentially reclassifiable to profit or loss subsequently. The statement of comprehensive income presents other items of income and expense before tax (“components of other comprehensive income”) which are not recognized in consolidated net income for the period:

  items that will not be reclassified to profit or loss:

    -remeasurement of actuarial gains or losses on defined benefit plans;
    -other comprehensive income of the entities accounted for under the equity method (post-tax);

  items that may be reclassified to profit or loss subsequently:

    -remeasurement of assets held for sale;
    -remeasurement of cash flow hedge instruments;
    -remeasurement of net investment hedge instruments;
    -currency translation adjustment;
    -total amount of tax relating to the above items;
    -other comprehensive income of the entities accounted for under equity method (post-tax).

Statement of financial position

Current and non-current items are presented separately in the statement of financial position: assets expected to be realized and liabilities expected to be settled within the normal operating cycle are classified as current and beyond as non-current. Operating cycle's timeframe is disclosed in Notes 18.3, 18.4 and 18.7.

Investments that meet the following conditions required by IAS 7 qualify as cash equivalents in the statement of financial position and in the statement of cash flows:

  held for the purpose of meeting short-term cash commitments; and

  short-term assets at the acquisition date, easily convertible into a determined cash amount and subject to a remote risk of change in value.

The management of these investments is described in Notes 11.3 and 11.5.

Assets and liabilities held for sale are reported on a separate line below the non-current items in the statement of financial position.

Statement of cash flows

The statement of cash flows is reported using the indirect method starting with the consolidated net income and is broken down into three categories:

  cash flows arising from operating activities (including finance costs and income taxes);

  cash flows arising from investing activities (notably the purchase and disposal of financial investments, intangibles and tangibles but excluding finance leases);

  cash flows arising from financing activities (notably loan issuance and redemption, equity instrument issuance, purchase and disposal of non-controlling interests, share buyback, dividends paid).

On the acquisition date, a finance lease has no effect on cash flows since the transaction is non-monetary. Lease payments over the financing period are separated between interest (cash flows from operating activities) and reimbursement of principal amount (cash flows arising from financing activities).

Segment reporting

The operating segments are components of the Group for which the operations are reviewed by the Chief Executive Officer (the chief operating decision-maker) in order to determine the allocation of resources and to assess of the operating segments’ performance.

The reported segments are:

  the France, Poland, Spain, Enterprise operating segments, to which is added EE, the joint venture with Deutsche Telekom in the United Kingdom;

  Rest of the World for the other operating segments formed by the telecommunications operator activities in other European countries, Africa and the Middle East;

  International Carriers and Shared Services (IC & SS) which comprises certain resources, mainly in the areas of networks and information systems, research and development, and other shared competencies as well as the Orange brand.

The use of shared resources, mainly provided by IC & SS and by Orange France to Enterprise, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and the use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

Unallocated assets and liabilities comprise mainly external net financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities as well as equity. Inter-segments assets and liabilities are reported in each operating segment. The items of internal financial debt and financial investments are not reported in the segments.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization, remeasurement resulting from business combinations and share of profits (losses) of associates and joint ventures) is one of the key measures of operating profitability used by the Group internally to (i) manage and assess the results of its operating segments, (ii) implement its investments and resource allocation strategy, and (iii) assess the performance of the Group Executive Management. The Group’s management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, EBITDA is presented in the analysis by operating segment, in addition to operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities.

Foreign currencies

Determination of the functional currency and foreign operations

The functional currency of foreign operations located outside the euro area is usually the local currency, unless the major cash flows are made in reference to another currency (such as the Orange entities in Romania and in the Democratic Republic of the Congo).

Transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at the year-end exchange rate at the end of each reporting period and the resulting translation differences are recorded in the income statement:

  in operating income for commercial transactions;

  in finance income or finance costs for financial transactions.

Both for transactions qualifying for fair value hedge accounting and for economic hedges, the change in fair value currency derivatives that can be attributed to changes in exchange rate is accounted for in operating income when the underlying hedged item is a commercial transaction and in finance income when the underlying hedged item is a receivable or a financial debt.

As the hedged item is not recognized in the statement of financial position for a cash flow hedge of a highly probable forecast transaction, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income and reclassified in:

  profit or loss while following the above method with respect to financial assets and liabilities;

  the initial cost of the hedged item with respect to the non-financial assets and liabilities.

Foreign exchange risk arising on net operating cash flows, less purchases of property, plant and equipment and intangible assets and proceeds from sales of property, plant and equipment and intangible assets of some entities, may be hedged by the Group. The impact of this hedge is recorded in the operating income.

Foreign operations’ financial statements translation

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyperinflationary economy are translated into euros (the Group’s presentation currency) as follows:

  assets and liabilities are translated at the year-end rate;

  items in the statement of income are translated at the average rate for the year;

  the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

Recycling of exchange differences recognized in other comprehensive income

The exchange differences are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through sale, liquidation, repayment of share capital or abandonment of all, or part of, that entity. The write-down of the carrying amount of a foreign operation, either because of its own losses of because of an impairment recognized, does not lead to a reclassification to profit or loss.

Exchange differences, reclassified from equity to profit or loss, are classified in the income statement within:

  net income of discontinued operations, when a major line of business or geographical area is disposed;

  gains (losses) on disposal of businesses and assets, when other businesses are disposed;

  reclassification of cumulative translation adjustment in case some entities are liquidated or some operations discontinued.

18.2 Changes in scope of consolidation

Entities are fully consolidated if the Group has all the following:

  power over the investee; and

  exposure, or rights, to variable returns from its involvement with the investee; and

  the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing control, IFRS 10 requires judgment and continuous assessment.

Clarifications when the ownership interest does not imply a rebuttable presumption are provided in Note 17.

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the reporting period ending date is taken into account.

Material intragroup transactions and balances are eliminated.

Takeovers (business combinations)

Business combinations are accounted for applying the acquisition method:

  the acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including – from January 1, 2010 – all contingent consideration. Subsequent changes in contingent consideration are accounted for either through profit or loss or through other comprehensive income in accordance with the applicable standards;

  goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date and is recognized as an asset in the statement of financial position.

For each business combination with ownership interest below 100%, non-controlling interests are measured:

  either at fair value: in this case, goodwill relating to non-controlling interests is recognized; or

  at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets: in this case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is remeasured at fair value at the acquisition date through operating income. The attributable other comprehensive income, if any, is fully reclassified in operating income.

Loss of control with residual equity interest

Loss of control while retaining a residual equity interest is analyzed as a swap of assets, i.e. a disposal of a controlling interest in exchange for an acquisition of a non-controlling interest. Hence, the following occurs at the date when control is lost:

  the recognition of a gain or loss on disposal which comprises:

    -a gain or loss resulting from the ownership interest disposed; and
    -a gain or loss resulting from the remeasurement at fair value of the ownership interest retained in the entity;

  the reclassification in profit or loss of all related other comprehensive income balances.

Internal transfer of consolidated entities

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

  the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

  the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

18.3 Revenue

Revenue

Revenue from the Group’s activities is recognized and presented as follows, in accordance with IAS 18:

Separable components of bundled offers

Numerous service offers on the Group’s main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

For the sale of multiple products or services, the Group analyzes all deliverables in the arrangement to determine whether they represent separate units of account. A delivered item (sold product or rendered service) is considered a separate unit of account if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of account based on its relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non-contingent amount.

Hence, for bundled offers including a handset sold at a discounted price and a telecommunication service, revenue recognized for the handset sale is limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset: this amount is usually the amount paid at the delivery, or the discounted amounts paid over a one or two-year period with respect to the offers paid by instalments which have been more recently placed on the market.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this is not a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Provision of equipment

Where separable, revenue from equipment sales is recognized when the significant risks and rewards of ownership are transferred to the buyer. For instance, the provision of an internet box does not constitute a separable component from the Internet access service.

When equipment – associated with the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

  recognized when the equipment is sold to the end-customer;

  assessed by the Group taking into account the best estimate of the retail price and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 in order to determine whether IAS 17 is applicable. Equipment lease revenue is recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Service revenue

With regards to the mass market and the corporate market, revenue from telephone service and Internet access is recognized on a straight-line basis over the subscription period and revenue from charges for incoming and outgoing telephone calls, international roaming or data exchange invoiced to the customers is recognized when the service is rendered.

With regards to the operators, wholesale connection subscriptions are recognized on a prorata basis as this represents the best estimate of the consumption of the service while wholesale voice or data transfers (ending on the Orange national network or carried through the Orange international network) are recognized when the service is rendered. Between the major international transit carriers, transfers of minute are invoiced gross (and often settled on a net basis) and transfers of data are not charged (free peering). Over-The-Top service providers (OTT) (like Google, Apple, Microsoft, etc.) are not charged for the data they send (free peering and net neutrality).

Revenue from the sale of transmission capacity on terrestrial and submarine cables as well as the one from local loop unbundling is recognized on a straight-line basis over the life of the contract.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

The gross or net accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding each transaction. Thus, revenue is recognized on a net basis when the provider is responsible for supplying the content provided to the end-customer and for setting the price. This principle is applied notably for revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) and for revenues from the sale or supply of content (audio, video, games, etc.) through the Group’s various communications systems (mobile, PC, TV, fixed line, etc.).

The Group offers customized solutions, in particular to its business customers. These arrangements are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The contingent commercial discounts granted under these arrangements are recorded as a deduction from revenue based on the specific terms of each arrangement. Migration costs incurred by the Group under these arrangements are expensed when incurred except when the arrangements include an early termination penalty clause.

The Group’s commercial arrangements incorporate service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments provided by the Group under the order, delivery, and after sales services process. If the Group fails to comply with one of these commitments, then it pays compensation to the end-customer, which is usually a tariff reduction deducted from revenue. Such penalties are recorded when it is likely that they will be paid.

Promotional offers and loyalty programs

Revenue is stated net of discounts. With respect to certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract may be spread over the fixed non-cancellable period.

Loyalty points awarded to customers are considered as a separable component to be delivered in the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

Public-to-private service concession arrangements

The public-to-private service concession arrangements are accounted for in accordance with IFRIC 12. Revenue is recognized under the percentage of completion method in accordance with IAS 11 during the construction period and in accordance with IAS 18 during the operating and maintenance period.

The Group has a right to receive a consideration from either the public entity or the users of the public service in exchange for its operator’s activities. This right is accounted for as:

  an intangible asset, if the Group has a right to charge users of the public service. This asset is measured at the infrastructure fair value and depreciated over the arrangement period;

  a financial asset, if the Group has an unconditional right to receive payments from the public entity. This asset is measured at the infrastructure fair value and accounted for using the amortized cost.

Trade receivables

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount. Those receivables which include deferred payment terms over 12 or 24 months for the benefit of customers who purchase handsets are discounted and classified as current items.

Impairment of trade receivables is based on two methods:

  a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices).

  a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

The trade receivables may be part of securitization programs. When they are sold to consolidated security funds, they are still recognized in the statement of financial position. Other sales to financial institutions may lead to receivables derecognition.

18.4 Purchases and other expenses

Firm purchase commitments are disclosed as unrecognized contractual commitments.

External purchases, other operating expenses

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: the profit-sharing amount is expensed when the revenue is recognized.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

Onerous supplier contracts

During the course of a contract, when the economic circumstances that prevailed at inception change, some commitments towards the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it: this may be the case with leases that include surplus space following space release due to technological or staffing changes. The onerous criteria are accounted for when the entity implements a detailed plan to reduce its commitments.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

Broadcasting rights and equipment inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

Trade payables related to purchases of goods and services

These liabilities, resulting from trading transactions, are classified as current items, including those that have been financed by the supplier (with or without notification of transfer to financial institutions) when their terms are consistent with market practices which may be up to 6 months in the case of extended term offer. Current interest-free payables are booked at their nominal value and interest bearing payables are carried at amortized cost.

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions.

The costs which may result from these proceedings are accrued at the reporting date when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. Where appropriate, litigation cases may be analyzed as contingent liabilities.

Contingent liabilities

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

  possible obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

  present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

18.5 Employee benefits

Post-employment benefits and other long-term benefits

Employee benefits are granted through:

  mainly defined contribution plans: the contributions, paid to independent institutions which are in charge of their administrative and financial management, are expensed when service is rendered;

  defined benefit plans: obligations under these plans are measured using the projected unit credit method:

    -their calculation is based on demographics (staff turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned;
    -the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as a reference, such as the Bloomberg AA index for the euro area;
    -actuarial gains and losses on defined benefit plans are fully recorded in other comprehensive income;
    -the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities. It is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted price, since they are mostly invested in listed securities (shares, bonds, mutual funds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for senior plans (TPS). The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits

Provisions are made are termination benefits. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

Share-based compensation

The fair value of stock-options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions.

The determined amount is recognized in labour expenses on a straight-line basis over the vesting period against:

  employee benefit liabilities for cash-settled plans, remeasured against profit or loss at each year-end; and

  equity for equity-settled plans.

18.6 Goodwill

Goodwill recognized as an asset in the statement of financial position comprises:

  for business combinations before January 1, 2010

    -goodwill as the excess of the cost of the business combination over the acquirer’s interest in the acquiree’s identifiable net assets measured at fair value at the acquisition-date; and
    -goodwill relating to any additional purchase of non-controlling interests with no purchase price allocation;

  for business combinations on or after January 1, 2010, goodwill is computed:
    -either on the equity interest acquired (with no subsequent changes if there are any additional purchases of non-controlling interests); or
    -on a 100% basis leading to the recognition of goodwill relating to the non-controlling interest share (which was the case for the ECMS business combination in 2010).

Goodwill is not amortized but tested for impairment at least annually or more frequently when there is an indication that it may be impaired. Therefore, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

IAS 36 requires these tests to be performed at the level of each Cash Generating Unit (CGU) or groups of CGUs likely to benefit from acquisition-related synergies. De facto, it generally corresponds to the operating segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Except in specific cases, the value in use retained by the Group is higher than the fair value less costs to sell.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, as of November 30, on the basis of available market information including: (i) the discounted present value of future cash flows over a three to five-year period, plus a terminal value, (ii) revenue and EBITDA based on quoted price multiples for comparable companies by applying a control premium, and (iii) revenue and EBITDA resulting from comparable transactions.

Value in use is the present value of the future cash flows expected to be derived from the CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

  cash flow projections are based on three to five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding deferred tax and unrecognized tax loss carry forward impacts at the date of valuation);

  post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next two years (for some CGUs), and then by a growth rate to perpetuity reflecting the expected long-term growth in the market;

  post-tax cash flows are subject to post-tax discounting, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would derive from discounting pre-tax cash flows at pre-tax discount rates.

The key operating assumptions used to determine the value in use are common across Group’s business sectors. These assumptions include:

  key revenues assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operators services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

  key costs assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues as part of the Chrysalid program or the effects of natural attrition and departures plans on staff already incurred;

  key assumptions on the level of capital expenditures, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network or obligations to open up networks to competitors.

Carrying values of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately, see below) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital, including intragroup balances).

If a CGU partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the owners of the parent and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded in operating income as a deduction from operating income and is never subsequently reversed.

18.7 Other intangible assets and property, plant and equipment

Firm purchase commitments are disclosed as unrecognized contractual commitments less any prepayments which are recognized as advances.

Intangible assets

Intangible assets consist mainly of trademarks, subscriber bases, licenses, content rights, indefeasible rights of use, patent and development costs, software as well as operating rights granted under certain public-to-private service concession arrangements.

Intangible assets are initially recognized at acquisition or production cost.

When intangible assets are acquired as part of a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using the generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally generated trademarks and subscriber bases are not recognized as assets.

Library features and distribution rights are recognized at their acquisition cost as intangible assets when the content has been accepted technically and the rights have become valid. Film co-production rights are accounted for based on the stage of completion of the film.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the right to use cable or capacity transmission cable (mainly submarine cables) granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life.

The Group’s research and development projects mainly relate to: the upgrade of the network architecture or functionality and the development of service platforms aimed at offering new services to the Group’s customers. These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38. Development costs are expensed as incurred except those recognized as intangible assets when the following conditions are met:

  the intention to complete the intangible asset and use or sell it and the ability of adequate technical and financial resources for this purpose;

  the probability for the intangible asset to generate future economic benefits for the Group; and

  the reliable measurement of the expenditure attributable to the intangible asset during its development.

The operating rights granted under certain public-to-private service concession arrangements are rights to charge users of the public service (see Note 18.3).

Property, plant and equipment

Property, plant and equipment mainly comprise network facilities and equipment.

The gross value of tangible assets corresponds to their acquisition or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

When tangible assets are acquired in a business combination, their cost is determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods.

The total cost of an asset is allocated among its different components and each component is accounted for separately when the components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies.

The arrangements relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts are considered to be service contracts, which costs are expensed when the service is rendered.

Leases

Leases that transfer the risks and rewards of ownership to the Group (finance leases) are recorded as assets against a financial liability. The risks and rewards of ownership are considered as having been transferred to the Group notably when:

  the lease transfers ownership of the asset to the lessee by the end of the lease term;

  the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable; therefore for the Group to be reasonably certain, at the inception of the lease, that the option will be exercised;

  the lease term is for the major part of the estimated economic life of the leased asset;

  at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Most of the finance leases relate to network buildings.

Leases of premises and salespoint are generally qualified as operating leases and the future lease payments are disclosed as unrecognized contractual commitments.

The radio sites’ accommodation lands and buildings may be owned or leased by the Group (either though a finance lease or an operating lease).

Assets leased by the Group under leases that transfer the risks and rewards of ownership to third parties, are treated as having been sold.

Network sharing between telecommunications operators

In France, the regulatory framework governing the optical fiber network roll-out (Fiber To The Home – FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between co-financing operators is qualified as a joint operation in accordance with IFRS 11: the Group only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other wireless operators on a reciprocal basis enabling the operators to narrow the overlap of radio sites and related facilities. E.g., in Poland, the arrangements with Deutsche Telekom have been qualified as a joint operation: the radio access network infrastructures and related equipment are recognized as fixed assets up to the Group’s share of assets implemented by Orange or Deutsche Telekom in their own geographical area.

In some African countries, the Group has also entered into sharing arrangements with TowerCos (tower companies). These TowerCos enable wireless operators, including Orange, to share sites, passive infrastructure and related services (by managing the wireless operators’ sites and/or by acquiring or building sites). The unit of account and the specific features of each arrangement lead the Group to qualify these transactions as a lease or a service. The long-term commitments resulting from these arrangements are disclosed as unrecognized contractual commitments (see Note 14).

Government grants

The Group may receive non-repayable government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and are recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale. In the Group’s assessment, the network roll-out does not generally require a substantial period of time.

As a consequence, the Group usually does not capitalize interest expense incurred during the period of construction and acquisition of property, plant and equipment and intangible assets.

Depreciation

Assets are depreciated to expense their cost (generally with no residual value) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates: these changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Trademarks	Up to 10 years, except for the Orange brand with an indefinite useful life
Subscriber bases	Expected life of the commercial relationship; 3 to 7 years
Mobile network licenses	Period from the date when the network is technically ready and the service can be marketed
Indefeasible rights of use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Research and development	3 to 5 years
Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years

Impairment of non-current assets other than goodwill

Given the nature of its assets and activities, most of the Group’s individual assets do not generate cash flows that are independent of those from CGUs. The recoverable amount is therefore determined at the level of the CGU to which the asset belongs.

The Orange trademark has an indefinite useful life and is not amortized but tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties (and included in their business plan) discounted at perpetuity, less the attributable costs to the brand’s owner.

Dismantling and restoring sites

The Group is required to dismantle technical equipment and restore technical sites.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by the Group to meet its environmental commitments and annual estimated asset dismantling and site restorations. The provision is assessed on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the asset to which it relates.

Trade payables related to purchases of assets

These liabilities result from trading transactions, including those that have been financed by the supplier with or without notification for transfer of the invoice to financial institutions, when their terms are consistent with market practices which may be up several years in case of infrastructure roll-out. Those payables with a maturity over 12 months are reported under non-current items. Current interest-free payables are booked at their nominal value and interest bearing payables are carried at amortized cost.

18.8 Operating taxes and levies

In France:

  the Territorial Economic Contribution (CET) paid in France is accounted for as “Operating taxes and levies”.

  the Research Tax Credit (CIR) represents a research and development government grant as defined under IAS 20 and is reported within “Operating income”;

  the Competitiveness and Employment Tax Credit (CICE), which reduces the social security contributions, is reported as a reduction of “Personnel expenses”.

  the flat-rate tax on network businesses (IFER) is accounted for as “Operating taxes and levies” on a prorata temporis basis over the recovery year.

18.9 Interests in associates and joint ventures

The carrying amount accounted for under equity method corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee subsequent to the acquisition date. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect over the investee. Any impairment is accounted for as “Share of profits (losses) of associates and joint ventures”.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell (see Note 18.6). The unit of account is the whole investment. Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

18.10 Financial assets and liabilities, net finance costs

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that discounts estimated future cash flows through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial asset or liability. This calculation includes all fees and points paid or received between the parties to the contract.

Recognition and measurement of financial assets

The Group does not hold any financial assets qualifying as held-to-maturity assets.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in entities which are not consolidated and not accounted for using the equity method, marketable securities that do not fulfil the criteria for classification in any of the other categories of financial assets. They are recognized and subsequently measured at fair value.

Temporary changes in value are recorded as “Gains (losses) on financial assets available-for-sale” within other comprehensive income.

When there is objective evidence of impairment on available-for-sale assets or a decrease in fair value by a third or over twelve months, the cumulative impairment loss included in other comprehensive is definitely reclassified from equity to profit or loss within ”Gain (losses) on disposal of businesses and assets”.

Loans and receivables

This category mainly includes trade receivables, cash, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each the reporting period. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount. Regarding trade receivables, this method is disclosed in Note 18.3.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

  assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

  assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;

  derivative assets not qualifying for hedge accounting;

  assets voluntarily classified at inception in this category because:

    -this classification allows the elimination or a significant reduction in the measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost);
    -a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group’s key management personnel;
    -the Group decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value;
    -they are investments in associates held by venture capital organizations measured at fair value in accordance with IAS 28.

The Group can designate at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits and mutual funds (OPCVM).

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

Borrowings and other financial liabilities at amortized costs are recognized upon origination at the fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within the Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. This relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedges).

Compound instruments

Some financial instruments comprise both a liability component and an equity component. For the Group, they comprise perpetual bonds redeemable for shares (TDIRA). On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the interest rate applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The carrying amount of the equity component is determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The equity component determined and accounted for at initial recognition shall not change throughout the existence of the instrument.

Financial liabilities at fair value through profit or loss

The abovementioned policies relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature. The Group does not account for financial liabilities at fair value through profit or loss other than a 25 million euros borrowing.

Recognition and measurement of derivative instruments

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IAS 39.

Derivatives are classified as financial assets or liabilities through profit or loss or as a separate line item in the statement of financial position when they qualify for hedge accounting.

Hedge accounting is applicable when:

  at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

  at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

Hedge accounting can be done in three different ways:

  the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

The hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value to the limit of the hedge effectiveness.

  the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost.

  the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

Hedge accounting can be terminated when the hedged item is no longer recognized, when the Group voluntarily revokes the designation of the hedging relationship, or when the hedging instrument is terminated or exercised. The accounting consequences are for:

  fair value hedge: at the hedge accounting termination date, the adjustment of the debt fair value is based on a recalculated effective interest rate at the date amortization begins;

  cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized or, in all other cases, when the hedged item affects profit or loss.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

18.11 Fair value of financial assets and liabilities

The definition of fair value used by the Group is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The financial assets and liabilities measured at fair value in the statement of financial position have been ranked based on the three hierarchy levels:

  Level 1: quoted price (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

  Level 2: inputs that are observable for the asset or liability either directly or indirectly;

  Level 3: unobservable inputs for the asset or liability.

Available-for-sale assets

The fair value is the quoted price at year-end for listed securities and, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, discounted present value of future cash flows).

Loans and receivables

The Group considers the carrying amount of cash, trade receivables and various deposits as the best estimate of fair value, due to the high liquidity of these instruments.

Financial assets at fair value through profit or loss

With respect to the very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and the related accrued interest represents the best estimate of fair value.

The fair value of mutual funds (OPCVM) is the latest settlement value.

Financial liabilities at amortized cost

The fair value of financial liabilities is determined using:

  the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

  the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers as the best estimate of fair value, due to the high liquidity of these instruments.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss

The fair value of firm or contingent commitments to purchase non-controlling interests is measured in accordance with the provisions of the agreements. When the commitment is based on a fixed price, a discounted value is retained.

Derivative instruments

The fair value of derivative financial instruments traded over-the-counter is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by Bloomberg.

As regards the derivative instruments, the Group corporate treasury department systematically enters into FBF (Fédération Bancaire Française) or ISDA (International Swaps and Derivatives Association) arrangements with its bank counterparties. These arrangements include CSA (Credit Support Annex) clauses which enable cash collateral swaps on a monthly or weekly basis and with no threshold for all the derivative instruments. With regard to certain counterparties, these arrangements are only applicable to derivatives having a maturity of more than three months. These agreements trigger, with each counterparty, the receipt or the payment of the net variation in the fair value of the portfolio between two margin calls. Therefore, regarding Orange SA, the non-performance risk exposure corresponds to a succession of exposures over a maximum of a one-month period until the derivatives term. This is a risk of increase in the change in portfolio value which can be modelled by a range of options such as the purchase of a one month cap in accordance with the portfolio parameters (net nominal by counterparty, volatility, sensitivity). As a consequence, the non-performance risk is this exposure multiplied by the default probability until the derivative maturity and the loss when there is a default (0,6 is the market position).

When there are no reliable market data which identify the default probability, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) evolutions. Counterparty default risk and the Group’s specific default risk are also continuously monitored based on the credit spread follow-up of the secondary market bonds and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtness and liquidity risk described in Note 11, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

18.12 Income tax

Current tax is measured by the Group at the amount expected to be paid or recovered from the taxation authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

  the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

  it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

  entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

  entities have not yet begun to use the tax loss carryforwards;

  entities do not expect to use the losses within the timeframe allowed by tax regulations;

  tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

18.13 Equity

Equity comprises:

  share capital and Orange SA ordinary share premium;

  consolidated retained earnings and consolidated comprehensive income for the period (before allocation) attributable to Orange SA’s shareholders;

  consolidated retained earnings and consolidated comprehensive income for the period (before allocation) attributable to the non-controlling interests;

  subordinated notes; and

  equity component of perpetual bonds redeemable for shares.

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity, net of tax.

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations.

  basic earnings per share are calculated by dividing net income for the year attributable to the equity holders, post-remuneration to the holders of perpetual subordinated notes, by the weighted average shares outstanding during the period;

  diluted earnings per share are calculated based on earnings per share attributable to the equity holders of the Group, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period.

When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

Non-controlling interests

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests within equity is reclassified to financial debt.

Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in shareholders’ equity attributable to the owners of the parent. Financial debt is remeasured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRSs, against finance income or expense.

Negative non-controlling interests

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. In accordance with IFRS 10, this could result in the non-controlling interests having a deficit balance.

Transactions with owners

Each agreement with non-controlling interests shareholders of a subsidiary, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income.

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon’s settlement could be deferred at the option of the issuer. They are accounted for as equity instrument.

Equity instruments are recognized at historical value, the tranche denominated in foreign currency is never remeasured. If any, a foreign exchange impact would be booked against equity at the exercise date of the purchase option.

The holders payment is directly booked against equity at the decision date to pay the coupons.

The tax effect relating to the payment is accounted for as net income and the one relating to the remeasurement of the portion attributable to foreign exchange is accounted for as equity.

Equity component of compound financial instruments

The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component and is not subsequently remeasured, even when the instrument is extinguished.

NOTE 19 Executive compensation

The following table shows the compensation disbursed by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in euros)	December 31, 2014	December 31, 2013	December 31, 2012
Short-term benefits excluding employer social security contributions (1)	(10,318,413)	(10,365,525)	(11,060,015)
Termination benefits	(2,096,713)	-	-
Short-term benefits: employer's social security contributions	(3,668,974)	(2,948,130)	(3,277,791)
Post-employment benefits (2)	(1,310,950)	(1,622,168)	(1,543,890)
Share-based compensation (3)	(16,249)	-	500

(1) Includes all compensation recognized (gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing).
(2) Service cost.
(3) Expense recorded in the income statement in respect of free share award plan, stock option plans and employee shareholding plans.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements as at December 31, 2014 in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 15,738,833 euros (11,409,119 euros in 2013 and 20,636,625 euros in 2012).

Executive Committee members’ contracts include a clause providing a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). It is important to remember that Stéphane Richard has no employment contract and that Gervais Pellissier’s employment contract has been suspended. They will not receive deferred compensation in the event that it would put an end to their mandate.

NOTE 20 Fees paid to statutory auditors

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of auditor's fees included in the Group's consolidated income statement for the year for the subsidiaries apply to fully consolidated subsidiaries.

	Deloitte						Ernst & Young
	Amount			%			Amount			%
(in millions of euros)	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Audit
Statutory audit fees, certification, auditing of the accounts	12.4	13.0	14.7	96%	96%	97%	14.2	14.6	16.7	95%	94%	95%
o/w issuer	7.6	7.8	7.2	59%	58%	47%	7.3	7.5	6.9	49%	48%	39%
Ancillary assignments and services directly linked to the statutory auditors' mission	0.2	0.5	0.3	2%	3%	2%	0.3	0.8	0.9	2%	5%	5%
o/w issuer	0.1	0.4	0.2	1%	2%	1%	0.1	-	0.2	1%	-	1%
Sub-total	12.6	13.5	15.0	98%	99%	99%	14.5	15.4	17.6	97%	99%	100%
Other services rendered by auditors' networks to fully-consolidated subsidiaries	0.3	0.1	0.1	2%	1%	1%	0.4	0.1	-	3%	1%	-
TOTAL	12.9	13.6	15.1	100%	100%	100%	14.9	15.5	17.6	100%	100%	100%

All services provided by the statutory auditors in 2012, 2013 and 2014 were approved, in accordance with approving rules adopted by the Audit Committee in 2003 and updated in October 2013.

Statutory auditors’ report on the consolidated financial statements

Year ended December 31, 2014

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting, we hereby report to you, for the year ended December 31, 2014, on:

  the audit of the accompanying consolidated financial statements of Orange;

  the justification of our assessments;

  the specific verification required by law.

These consolidated financial statements have been approved by the Board of directors. Our role is to express an opinion on these consolidated financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit involves performing procedures, using sampling techniques or other methods of selection, to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of Orange as at December 31, 2014 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

II. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French commercial code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As described in Note 1.4 to the consolidated financial statements, Orange’s management makes assumptions and uses accounting estimates that may affect the amounts recorded in the financial statements. This note also states that estimates made at December 31, 2014 may subsequently be changed if the underlying circumstances evolve or in light of new information or experience. In the context of our audit of the consolidated financial statements, we have considered that, among the accounts that are subject to significant accounting estimates for which our assessments may be explained, are those relating to goodwill, other intangible assets, deferred tax assets and provisions related to litigations.

We have notably:

  with respect to goodwill and other intangible assets, assessed the data and the assumptions on which the estimates are based, and more specifically cash flow projections prepared by the company’s operational management, as described in Note 6.3 to the consolidated financial statements. We have also reviewed the calculations made by Orange and the sensitivity of the main values in use, assessed the accounting principles and methods used to determine fair values, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures for these estimates;

  as it relates to deferred tax assets recognized in respect of tax loss carry forward, verified that the recognition criteria were met and assessed the assumptions underlying the taxable income forecasts and the resulting consumption of tax loss carry forward. We also verified that Notes 12.3 and 18.12 to the consolidated financial statements provide appropriate information;

  with respect to the provisions related to litigations, assessed the basis upon which such provisions have been set up, reviewed the disclosures relating to these risks and litigations in Notes 12.1 and 15 to the consolidated financial statements, and reviewed the management approval procedure for such estimates.

These assessments were made as part of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verification

As required by law we have also verified, in accordance with professional standards applicable in France, the information presented in the Orange’s management report.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Paris-La Défense and Neuilly-sur-Seine, February 17, 2015

The statutory auditors
French original signed by

ERNST & YOUNG Audit	DELOITTE & ASSOCIES
Charles-Emmanuel Chosson	Pascal Colin Romuald Wadagni

ORANGE

Date: February 18, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations